Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the year ended October 31, 2014, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2014. This MD&A is dated December 3, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	Financial results overview		Group Financial condition
7	Net Income	36	Balance Sheet Review
8	Revenue	37	Credit Portfolio Quality
12	Expenses	51	Capital Position
14	Taxes	61	Securitization and Off-Balance Sheet Arrangements
15	Quarterly Financial Information	64	Related-Party Transactions
		64	Financial Instruments
	Business segment analysis
17	Business Focus		Risk Factors and management
20	Canadian Retail	65	Risk Factors that May Affect Future Results
24	U.S. Retail	68	Managing Risk
28	Wholesale Banking
31	Corporate		Accounting standards and policies
		100	Critical Accounting Estimates
	2013 Financial Results overview	103	Current and Future Changes in Accounting Policies
32	Summary of 2013 Performance	105	Controls and Procedures
34	2013 Financial Performance by Business Line
			ADDITIONAL FINANCIAL INFORMATION
		106	Additional Financial Information

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management's Discussion and Analysis ("2014 MD&A") under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

Financial results overview

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves more than 23 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 9.4 million active online and mobile customers. TD had $945 billion in assets as at October 31, 2014. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 2. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective in fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 4 of the 2014 Consolidated Financial Statements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 1: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)
	2014	2013	2012
Net interest income	$17,584	$16,074	$15,026
Non-interest income	12,377	11,185	10,520
Total revenue	29,961	27,259	25,546
Provision for credit losses	1,557	1,631	1,795
Insurance claims and related expenses	2,833	3,056	2,424
Non-interest expenses	16,496	15,069	14,016
Income before income taxes and equity in net income of an investment in associate	9,075	7,503	7,311
Provision for income taxes	1,512	1,135	1,085
Equity in net income of an investment in associate, net of income taxes	320	272	234
Net income – reported	7,883	6,640	6,460
Preferred dividends	143	185	196
Net income available to common shareholders and non-controlling interests in subsidiaries	$7,740	$6,455	$6,264
Attributable to:
Non-controlling interests	$107	$105	$104
Common shareholders	7,633	6,350	6,160

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

TABLE 2 : NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	2014	2013	2012
Operating results – adjusted
Net interest income[1]	$17,584	$16,074	$15,062
Non-interest income[2]	12,097	11,114	10,615
Total revenue	29,681	27,188	25,677
Provision for credit losses[3]	1,582	1,606	1,903
Insurance claims and related expenses	2,833	3,056	2,424
Non-interest expenses[4]	15,863	14,390	13,180
Income before income taxes and equity in net income of an investment in associate	9,403	8,136	8,170
Provision for income taxes[5]	1,649	1,326	1,397
Equity in net income of an investment in associate, net of income taxes[6]	373	326	291
Net income – adjusted	8,127	7,136	7,064
Preferred dividends	143	185	196
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	7,984	6,951	6,868
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	107	105	104
Net income available to common shareholders – adjusted	7,877	6,846	6,764
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(246)	(232)	(238)
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada[8]	(125)	(92)	(104)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	43	57	(89)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[10]	(131)	(20)	–
Impact of Alberta flood on the loan portfolio[11]	19	(19)	–
Gain on sale of TD Waterhouse Institutional Services[12]	196	–	–
Litigation and litigation-related charge/reserve[13]	–	(100)	(248)
Restructuring charges[14]	–	(90)	–
Impact of Superstorm Sandy[15]	–	–	(37)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition[16]	–	–	(17)
Reduction of allowance for incurred but not identified credit losses[17]	–	–	120
Positive impact due to changes in statutory income tax rates[18]	–	–	18
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[19]	–	–	–
Integration charges and direct transaction costs relating to U.S. Retail acquisitions[20]	–	–	(9)
Total adjustments for items of note	(244)	(496)	(604)
Net income available to common shareholders – reported	$7,633	$6,350	$6,160
1	Adjusted net interest income excludes the following item of note: 2012 – $36 million ($27 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 8.
2	Adjusted non-interest income excludes the following items of note: $49 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 12; 2013 – $71 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 19; $89 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $3 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 16, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 15.
3	Adjusted provision for credit losses (PCL) excludes the following items of note: $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 11; 2013 – $25 million due to the impact of the Alberta flood on the loan portfolio; 2012 – $162 million in adjustments to allowance for incurred but not identified credit losses in Canadian Retail, as explained in footnote 17; $54 million due to the impact of Superstorm Sandy, as explained in footnote 15.
4	Adjusted non-interest expenses exclude the following items of note: $286 million amortization of intangibles, as explained in footnote 7; $169 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 8; $178 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan credit card accounts, as explained in footnote 10; 2013 – $272 million amortization of intangibles; $125 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $127 million of litigation and litigation-related charges, as explained in footnote 13; $129 million due to the initiatives to reduce costs, as explained in footnote 14; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan credit cards; 2012 – $277 million amortization of intangibles; $11 million of integration charges related to U.S. Retail acquisitions, as explained in footnote 20; $24 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 16; $104 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $413 million of litigation and litigation related charges; $7 million due to the impact of Superstorm Sandy, as explained in footnote 15.
5	For a reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.
6	Adjusted equity in net income of an investment in associate excludes the following items of note: $53 million amortization of intangibles, as explained in footnote 7; 2013 – $54 million amortization of intangibles; 2012 – $57 million amortization of intangibles.
7	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, the Epoch Investment Partners, Inc. acquisition in 2013, and to the acquired Aeroplan credit card portfolio in 2014. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
8	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 is the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
9	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

10	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any further set-up, conversion or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
11	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
12	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
13	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases throughout that year, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that the litigation provision of $413 million ($248 million after tax) was required. In 2013, the Bank further assessed its litigation provisions and determined that additional litigation and litigation-related charges of $127 million ($100 million after tax) were required as a result of developments and settlements reached in the U.S. in fiscal 2013.
14	The Bank undertook certain measures commencing in the fourth quarter of 2013, which continued through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.
15	The Bank provided $62 million ($37 million after tax) in fiscal 2012 for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.
16	As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Retail. The fourth quarter of 2012 was the last quarter U.S. Retail included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.
17	Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Retail), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Retail and Wholesale Banking” was $162 million ($120 million after tax) in fiscal 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Retail loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business is included in Corporate segment net income and is no longer recorded as an item of note.
18	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
19	The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged through the CDS is netted against this item of note.
20	As a result of U.S. Retail acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. The first quarter of 2012 was the last quarter U.S. Retail included any further integration charges or direct transaction costs as an item of note.

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)
	2014	2013	2012
Basic earnings per share – reported	$4.15	$3.46	$3.40
Adjustments for items of note[2]	0.13	0.26	0.33
Basic earnings per share – adjusted	$4.28	$3.72	$3.73

Diluted earnings per share – reported	$4.14	$3.44	$3.38
Adjustments for items of note[2]	0.13	0.27	0.33
Diluted earnings per share – adjusted	$4.27	$3.71	$3.71
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)
	2014	2013	2012
TD Bank, N.A.	$115	$117	$122
TD Ameritrade (included in equity in net income of an investment in associate)	53	54	57
MBNA Canada	37	36	33
Aeroplan	14	–	–
Other	27	25	26
	246	232	238
Software	236	176	141
Amortization of intangibles, net of income taxes	$482	$408	$379
1	Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% Common Equity Tier 1 (CET1) Capital which includes an additional charge of 1% of risk-weighted assets (RWA) to account for the Office of the Superintendent of Financial Institutions Canada (OSFI) common equity capital surcharge for Domestic Systemically Important Banks (D-SIBs), resulting in a CET1 Capital ratio minimum requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)
	2014	2013	2012
Average common equity	$49,495	$44,791	$41,102
Net income available to common shareholders – reported	7,633	6,350	6,160
Items of note impacting income, net of income taxes[1]	244	496	604
Net income available to common shareholders – adjusted	7,877	6,846	6,764
Return on common equity – adjusted	15.9%	15.3%	16.5%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

SIGNIFICANT EVENTS IN 2014

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the fair value of credit card receivables acquired was $3.2 billion and the fair value of an intangible asset for the purchased credit card relationships was $146 million.

In connection with the purchase agreement, the Bank agreed to pay CIBC a further $127 million under a commercial subsidy agreement. This payment was recognized as a non-interest expense in 2014.

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income in the first quarter of 2014. An additional pre-tax gain of $13 million was recorded in the Corporate segment subsequently, upon the settlement of price adjustment mechanisms.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

•	Reported net income was $7,883 million, an increase of $1,243 million, or 19%, compared with last year.
•	Adjusted net income was $8,127 million, an increase of $991 million, or 14%, compared with last year.

Reported net income for the year was $7,883 million, an increase of $1,243 million, or 19%, compared with $6,640 million last year. Adjusted net income for the year was $8,127 million, an increase of $991 million, or 14%, compared with $7,136 million last year. The increase in adjusted net income was due to higher earnings in the Canadian Retail, Wholesale Banking, and U.S. Retail segments, partially offset by a decrease in the Corporate segment. Canadian Retail net income increased primarily due to loan and deposit volume growth, the acquisition of certain CIBC Aeroplan credit card accounts and the related affinity agreement with Aimia, Inc. (collectively, "Aeroplan"), strong wealth asset growth, and higher insurance earnings, partially offset by higher expenses. Wholesale Banking net income increased primarily due to higher revenue, partially offset by higher expenses and a higher effective tax rate. U.S. Retail net income increased primarily due to strong organic growth, favourable credit performance, the acquisition of the credit card portfolio of Target and related program agreement (collectively, "Target"), the acquisition of Epoch Investment Partners, Inc. (Epoch), and the impact of foreign currency translation, partially offset by lower gains on sales of securities and debt securities classified as loans, and margin compression. Corporate segment loss increased primarily due to higher net corporate expenses as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives.

Reported diluted earnings per share for the year were $4.14, a 20% increase, compared with $3.44 last year. Adjusted diluted earnings per share for the year were $4.27, a 15% increase, compared with $3.71 last year. Excluding certain losses in insurance earnings due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events, diluted earnings per share for the year increased 13% on a reported basis and increased 8% on an adjusted basis.

Impact of Foreign Exchange Rate on U.S. Retail Translated Earnings

U.S. Retail earnings, including the contribution from the Bank's investment in TD Ameritrade, are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2014, compared with last year, as shown in the following table.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)
	2014 vs. 2013	2013 vs. 2012
U.S. Retail (including TD Ameritrade)
Increased total revenue – reported	$570	$118
Increased total revenue – adjusted	570	118
Increased non-interest expenses – reported	370	78
Increased non-interest expenses – adjusted	370	80
Increased net income – reported, after tax	143	26
Increased net income – adjusted, after tax	143	26
Increase in basic earnings per share – reported (dollars)	$0.08	$0.01
Increase in basic earnings per share – adjusted (dollars)	0.08	0.01

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate would have decreased/increased total Bank annual net income by approximately $23 million.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

 FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

• Reported revenue was $29,961 million, an increase of $2,702 million, or 10%, compared with last year.

• Adjusted revenue was $29,681 million, an increase of $2,493 million, or 9%, compared with last year.

• Net interest income increased by $1,510 million, or 9%, compared with last year.

• Reported non-interest income increased by $1,192 million, or 11%, compared with last year.

• Adjusted non-interest income increased by $983 million, or 9%, compared with last year.

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $17,584 million, an increase of $1,510 million, or 9%, compared with last year. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to strong loan and deposit volume growth, the full year inclusion of Target, and the impact of foreign currency translation. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the inclusion of Aeroplan. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

NET INTEREST MARGIN

Net interest margin declined by 1 basis point (bps) during the year to 2.19%, compared with 2.20% last year. Lower margins in the Canadian and U.S. Retail segments were primarily due to core margin compression, partially offset by the inclusions of Aeroplan and Target.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2]
(millions of Canadian dollars, except as noted)
			2014			2013			2012
	Average		Average	Average		Average	Average		Average
	balance	Interest[3]	rate	balance	Interest[3]	rate	balance	Interest[3]	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$3,692	$17	0.46%	$4,552	$23	0.51%	$8,950	$41	0.46%
U.S.	27,179	30	0.11	17,748	32	0.18	13,580	42	0.31
Securities
Trading
Canada	55,383	1,367	2.47	54,390	1,398	2.57	48,342	1,332	2.76
U.S.	18,424	333	1.81	16,781	321	1.91	13,201	231	1.75
Non-trading
Canada	23,169	377	1.63	20,554	336	1.63	18,855	288	1.53
U.S.	76,245	1,370	1.80	66,675	1,384	2.08	66,089	1,671	2.53
Securities purchased under reverse
repurchase agreements
Canada	29,665	288	0.97	24,207	230	0.95	25,944	249	0.96
U.S.	35,232	62	0.18	31,422	94	0.30	27,025	90	0.33
Loans
Mortgages[4]
Canada	188,664	5,571	2.95	176,856	5,390	3.05	163,016	5,141	3.15
U.S.	45,787	1,713	3.74	41,744	1,710	4.10	36,910	1,671	4.53
Consumer instalment and other personal
Canada	90,512	4,499	4.97	91,729	4,718	5.14	93,622	5,270	5.63
U.S.	29,272	1,058	3.61	26,206	1,016	3.88	22,568	1,018	4.51
Credit card
Canada	17,984	2,245	12.48	14,582	1,828	12.54	14,128	1,699	12.03
U.S.	7,200	1,287	17.88	4,697	834	17.76	1,043	124	11.89
Business and government[4]
Canada	44,512	1,449	3.26	43,025	1,243	2.89	32,287	1,111	3.44
U.S.	41,233	1,495	3.63	33,452	1,340	4.01	29,451	1,362	4.62

International	68,898	767	1.11	62,180	718	1.15	59,101	898	1.52
Total interest-earning assets	$803,051	$23,928	2.98%	$730,800	$22,615	3.09%	$674,112	$22,238	3.30%

Interest-bearing liabilities
Deposits
Personal
Canada	$172,897	$1,394	0.81%	$168,369	$1,660	0.99%	$160,947	$1,819	1.13%
U.S.	147,025	197	0.13	130,378	211	0.16	119,605	264	0.22
Banks
Canada	5,898	18	0.31	6,134	11	0.18	4,984	28	0.56
U.S.	7,682	16	0.21	6,565	14	0.21	5,278	10	0.19
Business and government5.6
Canada	145,233	1,540	1.06	120,426	1,270	1.05	113,066	1,303	1.15
U.S.	125,375	1,065	0.85	111,787	1,248	1.12	88,962	1,226	1.38
Subordinated notes and debentures	7,964	412	5.17	8,523	447	5.24	11,509	612	5.32
Obligations related to securities sold
short and under repurchase agreements
Canada	43,334	535	1.23	40,874	472	1.15	37,875	432	1.14
U.S.	42,682	122	0.29	37,534	102	0.27	30,161	96	0.32
Securitization liabilities[7]	41,745	777	1.86	50,591	927	1.83	53,032	1,026	1.93
Other liabilities[8,9]
Canada	5,652	88	1.56	5,625	82	1.46	7,624	249	3.27
U.S.	29	1	3.45	72	3	4.17	152	3	1.97

International	32,077	179	0.56	19,766	94	0.48	17,964	144	0.80
Total interest-bearing liabilities	$777,593	$6,344	0.82%	$706,644	$6,541	0.93%	$651,159	$7,212	1.11%
Total net interest income on average
earning assets	$803,051	$17,584	2.19%	$730,800	$16,074	2.20%	$674,112	$15,026	2.23%
1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
4	Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $37 million (2013 – $24 million, 2012 – $25 million) and amortized cost of $36 million (2013 – $24 million, 2012 – $25 million), and loans designated at fair value through profit or loss of $5 million (2013 – $9 million, 2012 – $13 million) and amortized cost of nil (2013 – nil, 2012 – nil).
5	Includes trading deposits with a fair value of $59 billion (2013 – $51 billion, 2012 – $39 billion).
6	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts (IDA) of $895 million (2013 – $821 million, 2012 – $834 million).
7	Includes securitization liabilities designated at fair value through profit or loss of $11 billion (2013 – $22 billion, 2012 – $25 billion) and related amortized cost of $11 billion (2013 – $22 billion, 2012 – $25 billion). Also includes securitization liabilities at amortized cost of $25 billion (2013 – $25 billion, 2012 – $25 billion).
8	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5 billion (2013 – $5 billion, 2012 – $5 billion).
9	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME[1],2
(millions of Canadian dollars)
	2014 vs. 2013			2013 vs. 2012
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$(5)	$(1)	$(6)	$(20)	$2	$(18)
U.S.	17	(19)	(2)	13	(23)	(10)
Securities
Trading
Canada	26	(57)	(31)	166	(100)	66
U.S.	32	(20)	12	62	28	90
Non-trading
Canada	43	(2)	41	26	22	48
U.S.	199	(213)	(14)	14	(301)	(287)
Securities purchased under reverse
repurchase agreements
Canada	52	6	58	(16)	(3)	(19)
U.S.	11	(43)	(32)	14	(10)	4
Loans
Mortgages[3]
Canada	360	(179)	181	436	(187)	249
U.S.	165	(162)	3	219	(180)	39
Consumer instalment and other personal
Canada	(62)	(157)	(219)	(106)	(446)	(552)
U.S.	119	(77)	42	164	(166)	(2)
Credit card
Canada	426	(9)	417	55	74	129
U.S.	444	9	453	435	275	710
Business and government[3]
Canada	43	163	206	370	(238)	132
U.S.	312	(157)	155	185	(207)	(22)
International	95	(46)	49	65	(245)	(180)
Total interest-earning assets	$2,277	$(964)	$1,313	$2,082	$(1,705)	$377

Interest-bearing liabilities
Deposits
Personal
Canada	$(44)	$310	$266	$(85)	$244	$159
U.S.	(27)	41	14	(24)	77	53
Banks
Canada	–	(7)	(7)	(6)	23	17
U.S.	(3)	1	(2)	(2)	(2)	(4)
Business and government[4],[5]
Canada	(262)	(8)	(270)	(85)	118	33
U.S.	(152)	335	183	(315)	293	(22)
Subordinated notes and debentures	29	6	35	159	6	165
Obligations related to securities sold
short and under repurchase agreements
Canada	(29)	(34)	(63)	(34)	(6)	(40)
U.S.	(14)	(6)	(20)	(24)	18	(6)
Securitization liabilities[6]	159	(9)	150	32	67	99
Other liabilities[7],[8]
Canada	(1)	(5)	(6)	65	102	167
U.S.	2	–	2	2	(2)	–
International	(68)	(17)	(85)	(23)	73	50
Total interest-bearing liabilities	$(410)	$607	$197	$(340)	$1,011	$671
Total net interest income on average
earning assets	$1,867	$(357)	$1,510	$1,742	$(694)	$1,048
1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
3	Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $37 million (2013 – $24 million, 2012 – $25 million) and amortized cost of $36 million (2013 – $24 million, 2012 – $25 million), and loans designated at fair value through profit or loss of $5 million (2013 – $9 million, 2012 – $13 million) and amortized cost of nil (2013 – nil, 2012 – nil).
4	Includes trading deposits with a fair value of $59 billion (2013 – $51 billion, 2012 – $39 billion).
5	Includes marketing fees incurred on the TD Ameritrade IDA of $895 million (2013 – $821 million, 2012 – $834 million).
6	Includes securitization liabilities designated at fair value through profit or loss of $11 billion (2013 – $22 billion, 2012 – $25 billion) and related amortized cost of $11 billion (2013 – $22 billion, 2012 – $25 billion). Also includes securitization liabilities at amortized cost of $25 billion (2013 – $25 billion, 2012 – $25 billion).
7	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5 billion (2013 – $5 billion, 2012 – $5 billion).
8	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $12,377 million, an increase of $1,192 million, or 11%, compared with last year. Adjusted non-interest income for the year was $12,097 million, an increase of $983 million, or 9%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Retail, U.S. Retail, and Corporate segments. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher volume-related fee growth, the inclusion of Aeroplan, and higher insurance revenue. U.S. Retail non-interest income increased primarily due to the full year inclusions of Target and Epoch, and the impact of foreign currency translation, partially offset by lower gains on sales of securities and debt securities classified as loans. Corporate segment non-interest income increased primarily due to the gains on sales of TD Ameritrade shares in the current year.

TABLE 9: NON-INTEREST INCOME[1]
(millions of Canadian dollars, except as noted)
				2014 vs. 2013
	2014	2013	2012	% change
Investment and securities services
TD Waterhouse fees and commissions	$412	$406	$384	1%
Full-service brokerage and other securities services	684	596	562	15
Underwriting and advisory	482	365	437	32
Investment management fees	413	326	241	27
Mutual fund management	1,355	1,141	997	19
Total investment and securities services	3,346	2,834	2,621	18
Credit fees	845	785	745	8
Net securities gains (losses)	173	304	373	(43)
Trading income (losses)	(349)	(279)	(41)	(25)
Service charges	2,152	1,966	1,849	9
Card services	1,552	1,220	942	27
Insurance revenue	3,883	3,734	3,537	4
Trust fees	150	148	149	1
Other income (loss)	625	473	345	32
Total	$12,377	$11,185	$10,520	11%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TRADING-RELATED INCOMe

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income increased by $33 million, or 3%, compared with last year. The increase was primarily driven by higher interest rate and credit trading on improved client activity during the year.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10: TRADING-RELATED INCOME
(millions of Canadian dollars)
	2014	2013	2012
Net interest income	$1,337	$1,231	$1,050
Trading income (loss)	(349)	(279)	(41)
Financial instruments designated at fair value through profit or loss[1]	(9)	(6)	10
Total trading-related income (loss)	$979	$946	$1,019
By product
Interest rate and credit portfolios	$601	$557	$534
Foreign exchange portfolios	385	368	374
Equity and other portfolios	2	27	101
Financial instruments designated at fair value through profit or loss[1]	(9)	(6)	10
Total trading-related income (loss)	$979	$946	$1,019
1	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

•  Reported non-interest expenses were $16,496 million, an increase of $1,427 million, or 9%, compared with last year.

•  Adjusted non-interest expenses were $15,863 million, an increase of $1,473 million, or 10%, compared with last year.

•  Reported efficiency ratio improved to 55.1% compared with 55.3% last year.

•  Adjusted efficiency ratio worsened to 53.4% compared with 52.9% last year.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $16,496 million, an increase of $1,427 million, or 9%, compared with last year. Adjusted non-interest expenses were $15,863 million, an increase of $1,473 million, or 10%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Retail, Canadian Retail, and Corporate segments. U.S. Retail non-interest expenses increased primarily due to the full year inclusion of Target, investments to support business growth, and the impact of foreign currency translation, partially offset by productivity gains. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, the inclusion of Aeroplan, investments to support business growth, and volume growth, partially offset by productivity gains. Corporate segment non-interest expenses increased primarily due to ongoing investment in enterprise and regulatory projects, and productivity initiatives.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 55.1% compared with 55.3% last year. The adjusted efficiency ratio worsened to 53.4%, compared with 52.9% last year. Expenses grew faster than revenue primarily due to higher investments to support business growth and higher enterprise and regulatory projects, and productivity initiatives.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

TABLE 11: NON-INTEREST EXPENSES AND EFFICIENCY RATIO[1]
(millions of Canadian dollars, except as noted)
				2014 vs. 2013
	2014	2013	2012	% change
Salaries and employee benefits
Salaries	$5,171	$4,751	$4,647	9
Incentive compensation	1,927	1,634	1,561	18
Pension and other employee benefits	1,353	1,266	1,051	7
Total salaries and employee benefits	8,451	7,651	7,259	10
Occupancy
Rent	800	755	704	6
Depreciation	324	330	324	(2)
Other	425	371	346	15
Total occupancy	1,549	1,456	1,374	6
Equipment
Rent	147	216	210	(32)
Depreciation	209	188	184	11
Other	454	443	431	2
Total equipment	810	847	825	(4)
Amortization of other intangibles	598	521	477	15
Marketing and business development	756	685	668	10
Restructuring costs	29	129	–	(78)
Brokerage-related fees	321	317	296	1
Professional and advisory services	991	1,009	925	(2)
Communications	283	281	282	1
Other expenses
Capital and business taxes	160	147	149	9
Postage	212	201	196	5
Travel and relocation	185	186	175	(1)
Other	2,151	1,639	1,390	31
Total other expenses	2,708	2,173	1,910	25
Total expenses	$16,496	$15,069	$14,016	9
Efficiency ratio – reported	55.1%	55.3%	54.9%	(20)	bps
Efficiency ratio – adjusted	53.4	52.9	51.3	50
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased by $474 million, or 21%, compared with last year. Income tax expense, on a reported basis, was up $377 million, or 33%, compared with last year. Other taxes were up $97 million, or 9%, compared with last year. Adjusted total income and other taxes were up $420 million from last year. Total income tax expense, on an adjusted basis, was up $323 million, or 24%, from last year.

The Bank’s effective income tax rate on a reported basis was 16.7% for 2014, compared with 15.1% last year. The year-over-year increase was largely due to business mix, offset by the resolution of certain audit issues.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $198 million in the year, compared to $168 million last year, was not part of the Bank’s tax rate.

TABLE 12: INCOME TAXES
(millions of Canadian dollars, except as noted)
		2014		2013		2012
Income taxes at Canadian statutory income tax rate	$2,385	26.3%	$1,970	26.3%	$1,933	26.4%
Increase (decrease) resulting from:
Dividends received	(321)	(3.5)	(253)	(3.4)	(262)	(3.6)
Rate differentials on international operations	(489)	(5.4)	(487)	(6.5)	(483)	(6.6)
Tax rate changes	–	–	–	–	(18)	(0.2)
Other	(63)	(0.7)	(95)	(1.3)	(85)	(1.2)
Provision for income taxes and effective income
tax rate – reported	$1,512	16.7%	$1,135	15.1%	$1,085	14.8%

The Bank’s adjusted effective tax rate for the year was 17.5%, compared with 16.3% last year. The year-over-year increase was largely due to business mix, offset by the resolution of certain audit issues.

TABLE 13: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)
	2014	2013	2012
Provision for income taxes – reported	$1,512	$1,135	$1,085
Adjustments for items of note: Recovery of (provision for) incomes taxes[1],[2]
Amortization of intangibles	93	94	96
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	44	33	36
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(6)	(14)	–
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	47	7	–
Impact of Alberta flood on the loan portfolio	(6)	6	–
Gain on sale of TD Waterhouse Institutional Services	(35)	–	–
Litigation and litigation-related charge/reserve	–	26	165
Restructuring charges	–	39	–
Impact of Superstorm Sandy	–	–	25
Integration charges, direct transaction costs, and changes in fair value of contingent
consideration relating to the Chrysler Financial acquisition	–	–	10
Reduction of allowance for incurred but not identified credit losses	–	–	(42)
Positive impact due to changes in statutory income tax rates	–	–	18
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	–	2
Integration charges and direct transaction costs relating to U.S. Retail acquisitions	–	–	2
Total adjustments for items of note	137	191	312
Provision for income taxes – adjusted	1,649	1,326	1,397
Other taxes
Payroll	435	404	383
Capital and premium	157	140	141
GST, HST, and provincial sales[3]	426	380	352
Municipal and business	172	169	156
Total other taxes	1,190	1,093	1,032
Total taxes – adjusted	$2,839	$2,419	$2,429
Effective income tax rate – adjusted[4]	17.5%	16.3%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Goods and services tax (GST) and Harmonized sales tax (HST).
4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2014 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,746 million, an increase of $130 million, or 8%, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,862 million, an increase of $47 million, or 3%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $0.91, compared with $0.84 in the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $0.98, compared with $0.95 in the fourth quarter last year.

Revenue for the quarter was $7,452 million, an increase of $452 million, or 6%, on a reported basis, and an increase of $435 million, or 6%, on an adjusted basis, compared with the fourth quarter last year. The increase in adjusted revenue was primarily driven by increases in the Canadian Retail and U.S. Retail segments. Canadian Retail revenue increased primarily due to good loan and deposit volume growth, the inclusion of Aeroplan, wealth asset growth, and insurance business growth. U.S. Retail revenue increased due to the impact of foreign currency translation. In U.S. dollars, U.S. Retail revenue decreased primarily due to lower accretion and lower gains on sales of securities.

Provision for credit losses (PCL) for the quarter was $371 million, an increase of $19 million, or 5%, on a reported basis, and a decrease of $21 million, or 5%, on an adjusted basis, compared with the fourth quarter last year. The decrease was primarily driven by a decrease in the U.S. Retail segment partially offset by an increase in the Canadian Retail segment. U.S. Retail PCL decreased primarily due to favourable credit performance in auto loans. Canadian Retail PCL increased primarily due to higher provisions in commercial lending and the inclusion of Aeroplan, partially offset by favourable credit performance and lower bankruptcies in personal banking.

Insurance claims and related expenses for the quarter were $720 million on a reported and adjusted basis, an increase of $9 million, or 1%, compared with the fourth quarter last year primarily due to an increase in severe weather-related events and business growth, partially offset by more favourable prior year claims development.

Reported non-interest expenses for the quarter were $4,331 million, an increase of $167 million, or 4%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were $4,188 million, an increase of $298 million, or 8%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by increases in the Canadian Retail, U.S. Retail, and Corporate segments, partially offset by a decrease in Wholesale Banking. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, investments to support business growth, and the inclusion of Aeroplan, partially offset by productivity gains. U.S. Retail non-interest expenses increased due to the impact of foreign currency translation. In U.S. dollars, U.S. Retail non-interest expenses decreased primarily due to productivity gains and lower expenses related to Target, partially offset by higher employee-related costs to support business growth. Corporate segment non-interest expenses increased primarily due to ongoing investment in enterprise and regulatory projects and productivity initiatives. Wholesale Banking non-interest expenses decreased primarily due to expenses related to the settlement of a commercial dispute in the fourth quarter last year.

The Bank’s reported effective tax rate was 18.2% for the quarter, compared with 13.4% in the same quarter last year. The Bank’s adjusted effective tax rate was 18.9% for the quarter, compared with 15.0% in the same quarter last year. The year-over-year increases were largely due to lower tax-exempt dividend income from taxable Canadian corporations and business mix.

QUARTERLY TREND ANALYSIS

The Bank has had solid underlying adjusted earnings growth over the past eight quarters. Canadian Retail earnings have been strong with good loan and deposit volume growth, higher fee-based revenue driven by wealth asset growth, and the acquisition of Aeroplan. U.S. Retail earnings have benefited from strong loan and deposit volume growth, continued investments to support business growth, and the acquisitions of Target and Epoch. Wholesale Banking earnings benefited from improved trading and investment banking results driven by strong client activity and favourable capital market conditions. The earnings contribution from the Bank’s investment in TD Ameritrade has increased over the past two years primarily due to higher base earnings in TD Ameritrade driven by higher client assets and trading volumes. The Bank's earnings also benefited from the impact of foreign currency translation over the past eight quarters.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)
					For the three months ended
	2014				2013
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$4,457	$4,435	$4,391	$4,301	$4,183	$4,145	$3,901	$3,845
Non-interest income	2,995	3,074	3,044	3,264	2,817	2,940	2,706	2,722
Total revenue	7,452	7,509	7,435	7,565	7,000	7,085	6,607	6,567
Provision for credit losses	371	338	392	456	352	477	417	385
Insurance claims and related expenses	720	771	659	683	711	1,140	609	596
Non-interest expenses	4,331	4,040	4,029	4,096	4,164	3,771	3,632	3,502
Provision for (recovery of) income taxes	370	330	447	365	238	249	289	359
Equity in net income of an investment in
associate, net of income taxes	86	77	80	77	81	75	57	59
Net income – reported	1,746	2,107	1,988	2,042	1,616	1,523	1,717	1,784
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	62	60	63	61	59	59	58	56
Integration charges and direct transaction
costs relating to the acquisition of the credit
card portfolio of MBNA Canada	54	27	23	21	14	24	30	24
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	(24)	–	(19)	15	(70)	22	(24)
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	16	–	115	20	–	–	–
Impact of Alberta flood on the loan portfolio	–	(19)	–	–	(29)	48	–	–
Gain on sale of TD Waterhouse Institutional
Services	–	–	–	(196)	–	–	–	–
Litigation and litigation-related charge/reserve	–	–	–	–	30	–	–	70
Restructuring charges	–	–	–	–	90	–	–	–
Total adjustments for items of note	116	60	86	(18)	199	61	110	126
Net income – adjusted	1,862	2,167	2,074	2,024	1,815	1,584	1,827	1,910
Preferred dividends	32	25	40	46	49	38	49	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	1,830	2,142	2,034	1,978	1,766	1,546	1,778	1,861
Attributable to:
Non-controlling interests – adjusted	27	27	26	27	27	26	26	26
Common shareholders – adjusted	$1,803	$2,115	$2,008	$1,951	$1,739	$1,520	$1,752	$1,835

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$0.92	$1.12	$1.05	$1.07	$0.84	$0.79	$0.89	$0.93
Adjusted	0.98	1.15	1.09	1.06	0.95	0.82	0.95	1.00
Diluted earnings per share
Reported	0.91	1.11	1.04	1.07	0.84	0.79	0.89	0.93
Adjusted	0.98	1.15	1.09	1.06	0.95	0.82	0.95	1.00
Return on common equity – reported	13.1%	16.3%	15.9%	16.4%	13.4%	12.8%	15.1%	15.6%
Return on common equity – adjusted	14.0	16.8	16.6	16.2	15.1	13.3	16.1	16.7

(billions of Canadian dollars, except as noted)
Average earning assets	$824	$806	$795	$787	$748	$742	$723	$709
Net interest margin as a percentage
of average earning assets	2.15%	2.18%	2.26%	2.17%	2.22%	2.22%	2.21%	2.15%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

business segment analysis

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments:

Canadian Retail, U.S. Retail, and Wholesale Banking.

Canadian Retail provides a full range of financial products and services to customers in the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses. Under the TD Canada Trust brand, personal and small business banking provides a full range of financial products and services to nearly 15 million customers through its network of 1,165 branches, 2,867 automated banking machines, telephone, internet and mobile banking. Commercial Banking serves the needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. Auto Finance provides flexible financing options to customers at point-of-sale for automotive and recreational vehicle purchases through our auto dealer network. The credit card business provides an attractive line-up of credit cards including co-branded and affinity credit card programs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada and Europe through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products in Canada.

U.S. Retail comprises the Bank’s retail and commercial banking operations operating under the brand TD Bank, America’s Most Convenient Bank, and wealth management services in the U.S. The retail banking operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,318 stores located along the east coast from Maine to Florida, telephone, mobile and internet banking and automated teller machines (ATM). The commercial banking operations serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Wealth management services include advice-based and asset management businesses. The advice-based business provides investment, trust and banking solutions and advice, across different client asset levels and product complexity, to meet our clients’ goals in protecting, growing and transitioning their wealth. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The asset management business manages assets for institutional and high net worth clients and provides sub-advisory services and includes Epoch Investment Partners, Inc. The results of our equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in associate, net of income taxes.

Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

The results of the credit card portfolio of MBNA Canada, acquired on December 1, 2011, as well as the integration charges and direct transaction costs related to the acquisition, are reported in the Canadian Retail segment. The results of TD Auto Finance Canada are reported in the Canadian Retail segment. The results of TD Auto Finance U.S. are reported in the U.S. Retail segment. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment. The results of the credit card portfolio of Target Corporation and the related program agreement (collectively “Target”), acquired on March 13, 2013, and the results of Epoch Investment Partners, Inc. (Epoch), acquired on March 27, 2013, are both reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document. For information concerning the Bank’s measure of adjusted return on common equity, which is a non-GAAP financial measure, see the “Return on Common Equity” section. Segmented information also appears in Note 31 to the 2014 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $428 million, compared with $332 million last year.

As noted in Note 9 to the 2014 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on balance sheet.

The “Business Outlook and Focus for 2015” section for each segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17

TABLE 15: RESULTS BY SEGMENT
(millions of Canadian dollars)
	Canadian				Wholesale
	Retail		U.S. Retail		Banking		Corporate		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net interest income (loss)	$9,538	$8,922	$6,000	$5,173	$2,210	$1,982	$(164)	$(3)	$17,584	$16,074
Non-interest income (loss)	9,623	8,860	2,245	2,149	470	428	39	(252)	12,377	11,185
Provision for (recovery of)
credit losses	946	929	676	779	11	26	(76)	(103)	1,557	1,631
Insurance claims and related
expenses	2,833	3,056	–	–	–	–	–	–	2,833	3,056
Non-interest expenses	8,438	7,754	5,352	4,768	1,589	1,542	1,117	1,005	16,496	15,069
Income (loss) before provision for
income taxes	6,944	6,043	2,217	1,775	1,080	842	(1,166)	(1,157)	9,075	7,503
Provision for (recovery of)
income taxes	1,710	1,474	412	269	267	192	(877)	(800)	1,512	1,135
Equity in net income of an investment
in associate, net of income taxes	–	–	305	246	–	–	15	26	320	272
Net income (loss) – reported	5,234	4,569	2,110	1,752	813	650	(274)	(331)	7,883	6,640
Adjustments for items of
note, net of income taxes[1]
Amortization of intangibles	–	–	–	–	–	–	246	232	246	232
Integration charges and direct
transaction costs relating to the
acquisition of the credit card
portfolio of MBNA Canada	125	92	–	–	–	–	–	–	125	92
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	–	–	–	–	–	(43)	(57)	(43)	(57)
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	131	20	–	–	–	–	–	–	131	20
Impact of Alberta flood on the loan
portfolio	–	–	–	–	–	–	(19)	19	(19)	19
Gain on sale of TD Waterhouse Institutional
Services	–	–	–	–	–	–	(196)	–	(196)	–
Litigation and litigation-related
charge/reserve	–	–	–	100	–	–	–	–	–	100
Restructuring charges	–	–	–	–	–	–	–	90	–	90
Total adjustments for items of note	256	112	–	100	–	–	(12)	284	244	496
Net income (loss) – adjusted	$5,490	$4,681	$2,110	$1,852	$813	$650	$(286)	$(47)	$8,127	$7,136

(billions of Canadian dollars)
Average common equity	$12.6	$10.8	$25.1	$22.0	$4.7	$4.2	$9.6	$7.8	$52.0	$44.8
CET1 Capital risk-weighted assets[2],[3]	100	93	158	138	61	47	9	8	328	286
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Prior to 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
3	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 18

ECONOMIC SUMMARY AND OUTLOOK

After accelerating in the April to June period of 2014, Canadian economic growth has shown signs of moderating. Looking ahead, quarterly gains in real gross domestic product (GDP) are likely to run at a respectable but still modest 2 to 2.5% rate over the rest of 2014 and in 2015.

Outside of Canada's borders, economic conditions have been mixed. Concerns about economic performances in emerging markets, Japan, and the Eurozone have contributed to a sharp drop in crude oil prices, which has dampened the near-term prospects of the Canadian energy sector. In contrast, the U.S. economy has continued to deliver superior economic growth relative to those of Canada and other major advanced economies. The U.S. job market has been posting significant increases, with private-sector job gains having exceeded 200,000 per month for most of 2014. A continued recovery in job creation is expected to push the U.S. unemployment rate lower over the next two years. In line with a stronger labour market, the U.S. Federal Reserve has completed its extraordinary monetary stimulus and is expected to raise interest rates by the middle part of 2015.

Despite the impact of lower commodity prices on export earnings, the Canadian export sector is expected to grow at a healthy rate, helped by rising U.S. demand and the benefits to competitiveness of a lower Canadian dollar, with the latter expected to weaken further over the January to June period of 2015. As Canada's export performance improves, an increase in business confidence is expected to drive a firming in capital spending, particularly for machinery and equipment.

Meanwhile, Canadian consumers have continued to increase spending in the July to September period of 2014, especially for light vehicles, which rose to record levels. Activity in the Canadian housing sector has also shown marked strength for the second consecutive calendar year quarter, both in terms of sales volumes and new construction activity. Interest-sensitive purchases have continued to benefit from low interest rates. That said, auto and home-related purchases are expected to record more moderate gains over the near term, as soft wage growth and elevated levels of household debt work to restrain growth.

Although inflation has remained elevated in recent months, the rise has likely been due to temporary factors. Over the very near term, lower gasoline prices will put significant downward pressure on headline Consumer Price Index (CPI) inflation. Although job gains over the past few months have been encouraging, a lack of wage pressures points to persistent economic slack. In this environment, the Bank of Canada is likely to leave interest rates unchanged. As economic growth gradually picks up over the coming quarters and these temporary factors run their course, the upside risks to inflation will rise. As a result, the Bank of Canada is expected to start gradually raising interest rates in October 2015, but increases are expected to be more modest than in the past.

1 Amounts exclude Corporate segment.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 19

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail provides a full range of financial products and services to nearly 15 million customers in the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses.

TABLE 16: REVENUE[1]
(millions of Canadian dollars)
	2014	2013	2012
Personal banking	$9,600	$8,808	$8,482
Business banking	2,284	2,232	2,170
Wealth	3,226	2,917	2,668
Insurance	4,051	3,825	3,673
Total	$19,161	$17,782	$16,993
1	Certain comparative amounts have been restated to conform with current year presentation.

Business Highlights

•	Achieved record adjusted earnings of $5,490 million, and a record adjusted efficiency ratio of 42.2%.
•	Recognized as an industry leader in customer service excellence with distinctions that included the following:
–	Ranked “Highest in Customer Satisfaction Among the Big Five Retail Banks"[2] for the ninth consecutive year by J.D. Power, a global marketing information services firm. The 2014 Canadian Retail Banking Customer Satisfaction Study included responses from over 17,000 customers who use a primary financial institution for personal banking.
–	TD Canada Trust retained the #1 spot in “Customer Service Excellence” among the five major Canadian banks for the tenth consecutive year according to global market research firm Ipsos.
–	TD Canada Trust was recognized as the "Highest in Customer Satisfaction with Small Business Banking"[3] by J.D. Power in the 2014 Canadian Small Business Banking Customer Satisfaction Study.
•	Continued to focus on customer service and convenience by optimizing our branch network, and investing in our digital channel experience, including mobile and online banking.
•	Recorded strong chequing and savings deposit volume growth due to a focus on acquiring and retaining core customer accounts.
•	TD Auto Finance Canada originated a record $8 billion of auto loans in Canada in fiscal 2014.
•	Business banking continued to generate strong loan volume growth of 12%.
•	The Canadian Cards business successfully assumed mass marketing rights to the prestigious Aeroplan program in Canada and completed the acquisition of approximately 50% of the existing Aeroplan credit card portfolio from CIBC.
•	TD Asset Management, the manager of TD Mutual Funds, had record long-term fund sales and record assets under management.

[2]	TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power 2006-2014 Canadian Retail Banking Customer Satisfaction StudiesSM. 2014 study based on 17,183 total responses and measures opinions of consumers with their primary banking institution. Proprietary study results are based on experiences and perceptions of consumers surveyed May-June 2014. Your experiences may vary. Visit jdpower.com

[3]	TD Canada Trust received the highest numerical score in the proprietary J.D. Power 2014 Canadian Small Business Banking Satisfaction StudySM. Study based on 1,348 total responses, measuring 5 financial institutions and measures opinions of small business customers. Proprietary study results are based on experiences and perceptions of customers surveyed in May-June 2014. Your experiences may vary. Visit jdpower.com

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 20

•	TD has maintained its strong market share[4] in key products:
–	TD is #1 in Canadian credit card market share.
–	Retained the #1 position in personal deposit market share and the #2 position in personal loan market share.
–	Business banking held the #2 positions in deposit and loan market share.
–	The Direct Investing business maintained a market leading position in both share of assets and trades.
–	TD has the most online banking and mobile customers.

CHALLENGES IN 2014

•	Sustained low interest rate environment contributed to further deposit margin compression.
•	Fierce competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Challenging retail lending environment due to slow economic growth and elevated consumer debt levels.
•	The property and casualty insurance results were impacted by severe winter conditions.

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players and non-bank competitors. The strong competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and investment in customer products and services. Business growth in the fiercely competitive wealth management industry lies in the ability to differentiate on client experience by providing the right products, services, tools, and solutions to serve our clients’ needs. Insurance operates in both the Canadian property and casualty insurance, and the life and health insurance industries. The property and casualty industry in Canada is a fragmented and competitive market, consisting of both personal and commercial lines writers, whereas the life and health insurance industry is made up of several larger competitors.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Consistently deliver a legendary customer experience in everything we do.
•	Be recognized as an extraordinary place to work.
•	Make the customer and employee experience simple, fast, and easy in order to drive efficiency.
•	Strengthen our local market presence in our communities.
•	Invest in the future to deliver top tier earnings performance consistently.

TABLE 17: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)
	2014	2013	2012
Net interest income	$9,538	$8,922	$8,606
Non-interest income	9,623	8,860	8,387
Total revenue – reported	19,161	17,782	16,993
Total revenue – adjusted	19,161	17,782	17,029
Provision for credit losses	946	929	1,151
Insurance claims and related expenses	2,833	3,056	2,424
Non-interest expenses – reported	8,438	7,754	7,485
Non-interest expenses – adjusted	8,091	7,602	7,381
Net income – reported	$5,234	$4,569	$4,463
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the
credit card portfolio of MBNA Canada	125	92	104
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	131	20	–
Net income – adjusted	$5,490	$4,681	$4,567
Selected volumes and ratios
Return on common equity – reported	41.7%	42.3%	41.3%
Return on common equity – adjusted	43.7	43.3	42.3
Margin on average earning assets (including securitized assets) – reported	2.95	2.92	2.95
Margin on average earning assets (including securitized assets) – adjusted	2.95	2.92	2.96
Efficiency ratio – reported	44.0	43.6	44.0
Efficiency ratio – adjusted	42.2	42.7	43.3
Number of Canadian retail branches	1,165	1,179	1,168
Average number of full-time equivalent staff[2]	39,389	39,535	41,971
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to 2014 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail net income for the year on a reported basis was $5,234 million, an increase of $665 million, or 15%, compared with last year. Adjusted net income for the year was $5,490 million, an increase of $809 million, or 17%, compared with last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, the addition of Aeroplan, strong growth in assets under management, a rebound in insurance earnings due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by expense growth. The reported annualized return on common equity for the year was 41.7%, while the adjusted annualized return on common equity was 43.7%, compared with 42.3% and 43.3%, respectively, last year.

[4]	Market share ranking is based on most current data available from Canadian Bankers Association for Business Deposits and Loans as at June 2014, from public financial disclosures for average credit card balances as at July 2014, from OSFI for Personal Deposits and Loans as at August 2014, from comScore for number of online banking and mobile customers as at September 2014, and from Investor Economics for assets and trades metrics as at September 2014.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 21

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue for the year was $19,161 million, an increase of $1,379 million, or 8%, compared with last year. Net interest income increased $616 million, or 7%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $763 million, or 9%, largely driven by wealth asset growth, higher volume-related fee growth, the addition of Aeroplan, and higher insurance revenues. Margin on average earning assets was 2.95%, an increase of 3 basis points (bps), due to the addition of Aeroplan.

The personal banking business generated solid average lending volume growth of $12.4 billion, or 5%. Average real estate secured lending volume increased $7.9 billion, or 4%. Auto lending average volume increased $1 billion, or 7%, while all other personal lending average volumes increased $3.5 billion, or 11%, largely due to the addition of Aeroplan. Business loans and acceptances average volume increased $5.3 billion, or 12%. Average personal deposit volumes increased $3.8 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5 billion, or 7%.

Assets under administration increased $8 billion, or 3%, compared with the last year, as growth from new client assets, market appreciation, and the addition of the remaining interest in NatWest Stockbrokers Limited5, was partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $25 billion, or 12%, mainly driven by growth from market appreciation and new client assets.

PCL for the year was $946 million, an increase of $17 million, or 2% compared with last year. Personal banking PCL was $875 million, a decrease of $7 million, or 1%, primarily due to better credit performance and lower bankruptcies, partially offset by the addition of Aeroplan. Business banking PCL was $71 million, an increase of $24 million, primarily due to higher recoveries last year. Annualized PCL as a percentage of credit volume was 0.29%, a decrease of 1 bps, compared with last year. Net impaired loans were $834 million, a decrease of $48 million, or 5%, compared with last year.

Insurance claims and related expenses were $2,833 million, a decrease of $223 million, or 7%, compared with last year, primarily due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by higher current year claims driven by severe winter conditions, and business growth.

Reported non-interest expenses for the year were $8,438 million, an increase of $684 million, or 9%, compared with last year. Adjusted non-interest expenses for the year were $8,091 million, an increase of $489 million, or 6%, compared with last year. The increase was driven by higher employee-related costs including higher revenue-based variable compensation in the wealth business, the addition of Aeroplan, investments to grow the business, and volume growth, partially offset by initiatives to increase productivity.

The reported efficiency ratio worsened to 44.0%, while the adjusted efficiency ratio improved to 42.2%, compared with 43.6% and 42.7%, respectively, last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail clients across Canada. In 2014, personal deposit volume growth was solid, and TD maintained its market share position by focusing on acquiring and retaining core customer accounts. Market share in term deposits declined as the business reduced originations from higher cost, non-proprietary channels, and fulfilled customer needs with other investment products. The business was able to largely offset the impact of the lower interest rate environment through volume growth.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail clients across Canada. In 2014, TD continued to grow in lending volumes but at a slower pace than in recent years and maintained its leadership position in market share for real estate secured lending products, with a focus on increasing customer retention rates and good risk management.
•	Credit Cards and Merchant Services – offers a range of credit card products including co-branded and affinity credit card programs. In 2014, through its focus on the Aeroplan program, MBNA integration and continued expansion, the business achieved good volume growth and maintained the number one position in credit card market share.
•	Auto Finance – offers automotive and recreational vehicle financing through an extensive network of dealers across Canada. In 2014, TD delivered good portfolio growth in a highly competitive market by producing financial solutions for automotive and recreational product dealerships, developing flexible vehicle financing options, and continuing its focus on service.

Business Banking

•	Commercial Banking – serves the needs of Canadian businesses across a wide range of industries. In 2014, the business continued to invest in customer-facing resources in strategic markets to drive strong volume growth and market share gains.
•	Small Business Banking – offers a wide range of financial products and services to small businesses across Canada. In 2014, the business continued to make investments in both deposit and credit infrastructure to improve speed to market and customer experience.

Wealth

•	Direct Investing – offers a comprehensive product and service offering to self-directed retail investors. TD maintained its leadership position in assets under administration and trade volume in 2014. In Europe, TD Direct Investing provides a broad range of products available for trading and investing, including trading in U.K. and international equities, with direct access to 17 markets.
•	Advice-based business – offers financial planning, full service brokerage, and private client services, across different portfolio sizes and levels of product complexity, to help clients protect, grow and transition their wealth. The advice-based wealth business is integrated with the Canadian personal and commercial banking businesses. In 2014, it generated good asset growth driven by new assets and market appreciation.
•	Asset Management – TD Asset Management (TDAM) is a leading investment manager with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has a leading market share in Canada and includes clients of some of the largest pension funds, endowments, and corporations in Canada. All asset management units work in close partnership with other TD businesses, including the advice-based wealth business and retail banking, to align products and services to ensure a legendary client experience. 2014 was a record year for assets under management and long-term fund sales.

[5]	As previously announced on July 8, 2014, the Bank completed the acquisition of the remaining interest in NatWest Stockbrokers Limited from National Westminster Bank plc.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 22

Insurance

•	Property and Casualty – TD is the largest direct distribution insurer and the second largest personal insurer in Canada. It is also the national leader in the affinity market offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other customers, through direct channels. The business was able to continue its strong premium growth while facing a challenging winter weather season in 2014.
•	Life and Health – offers credit protection and travel insurance products mostly distributed through TD Canada Trust branches. Other simple life and health insurance products, and credit card balance protection are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2015

The primary focus for 2015 will be to continue to deliver legendary customer service and convenience across all channels. Our commitment to continually invest in our businesses positions us well for future growth. We expect earnings growth to moderate in 2015 due to a more challenging operating environment. We expect the personal loan growth rate to be in line with current year levels. Business lending is forecasted to remain strong as we maintain our focus on winning market share. Wealth asset acquisition is expected to be strong; however, benefits from market appreciation next year are subject to capital markets performance. The outlook for insurance is for good core premium growth; however claims will depend on the frequency and severity of weather-related events. Credit loss rates should remain relatively stable; however, low personal bankruptcy trends will likely continue to normalize. Over the next year we expect continued pressure on margins due to the impact of the sustained low interest rate environment, and competitive pricing in the market. We will maintain our focus on productivity initiatives.

Our key priorities for 2015 are as follows:

•	Provide a legendary customer experience across all distribution channels.
•	Focus on organic growth opportunities across our businesses.
•	Deliver integrated service and advice in local markets, across businesses, and channels.
•	Invest in and grow our key businesses, and focus on emerging payment and loyalty innovations.
•	Accelerate our growth in the Wealth Advice channels and introduce new client solutions in the Direct Investing business.
•	Review and enhance insurance products to ensure that they are competitive, provide the protection our clients need, and are easy to understand.
•	Keep our focus on productivity to enhance the customer experience, employee satisfaction, and shareholder value.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 23

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Retail offers a full range of financial products and services to more than 8 million customers in the Bank's U.S. personal and commercial banking businesses, including U.S. credit cards and auto finance, as well as its wealth business.

TABLE 18: REVENUE
(millions of dollars)
	Canadian dollars			U.S. dollars
	October 31	October 31	October 31	October 31	October 31	October 31
	2014	2013	2012	2014	2013	2012
Personal Banking	$4,685	$3,778	$2,899	$4,297	$3,701	$2,888
Business Banking	2,353	2,094	2,357	2,158	2,051	2,348
Wealth	330	202	111	303	198	110
Other[1]	877	1,248	866	805	1,223	862
Total	$8,245	$7,322	$6,233	$7,563	$7,173	$6,208
1	Other revenue consists primarily of revenue from investing activities.

BUSINESS HIGHLIGHTS

•	Achieved record adjusted earnings of US$1,938 million in a challenging operating environment.
•	Continued to focus on providing legendary customer service and convenience:
–	Named the 2014 "Best Big Bank in America" by Money Magazine.
–	Continued to offer more store hours and increased convenience in markets where we compete.
–	Continued to invest in our digital channel experience, including mobile and online banking.
•	Gained profitable market share in both loans and deposits while maintaining strong credit quality.
•	Expanded and integrated wealth product offerings.

CHALLENGES IN 2014

•	The sustained low interest rate environment contributed to further margin compression.
•	Slow economic growth created a challenging environment for retail lending.
•	We faced fierce competition for new and existing customers from U.S. banks and non-bank competitors.
•	Regulatory and legislative changes had an impact on the operating environment, TD’s product offerings, and the Bank's earnings.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 24

INDUSTRY PROFILE

The U.S. banking industry is highly competitive and includes several very large financial institutions as well as small community and savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships with legendary service and convenience, continued investment in products, services and distribution channels to meet customers' evolving needs, rational product pricing, optimizing fee-based businesses, disciplined risk management, and effective expense control. In the U.S., the wealth management industry is large and consists of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. TD's U.S. wealth business competes against national and regional banks as well as non-bank wealth organizations.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Provide integrated banking services to customers across all of our distribution channels, including digital, phone, ATM, and branch.
•	Invest in the future, outgrow the competition, and deliver consistent top tier earnings performance.
•	Deliver legendary service and convenience, and make customers proud to be associated with TD.
•	Operate with excellence, and make the customer and employee experience simple, fast, and easy to drive efficiency.
•	Only take risks we understand and can manage, and deploy capital prudently within a well-defined risk appetite.
•	Be recognized as an extraordinary and inclusive place to work by attracting, developing, and retaining top talent.
•	Strengthen our presence in the higher growth markets along the U.S. Eastern Seaboard that comprise our U.S. footprint.

TABLE 19: U.S. RETAIL[1]
(millions of dollars, except as noted)
	Canadian dollars			U.S. dollars
	2014	2013	2012	2014	2013	2012
Net interest income	$6,000	$5,173	$4,663	$5,503	$5,070	$4,643
Non-interest income	2,245	2,149	1,570	2,060	2,103	1,565
Total revenue	8,245	7,322	6,233	7,563	7,173	6,208
Provision for credit losses – loans	694	762	652	636	746	651
Provision for (recovery of) credit losses – debt
securities classified as loans	(16)	(32)	12	(14)	(31)	12
Provision for (recovery of) credit losses – acquired
credit-impaired loans[2]	(2)	49	115	(1)	49	115
Provision for credit losses – reported	676	779	779	621	764	778
Provision for credit losses – adjusted	676	779	725	621	764	723
Non-interest expenses – reported	5,352	4,768	4,246	4,907	4,671	4,228
Non-interest expenses – adjusted	5,352	4,642	3,815	4,907	4,545	3,799
U.S. Retail Bank net income – reported [3]	1,805	1,506	1,116	1,657	1,474	1,111
Adjustments for items of note[4]
Litigation and litigation-related charge/reserve	–	100	248	–	100	247
Impact of Superstorm Sandy	–	–	37	–	–	37
Integration charges and direct transaction costs relating
to U.S. Retail acquisitions	–	–	9	–	–	9
U.S. Retail Bank net income – adjusted [3]	1,805	1,606	1,410	1,657	1,574	1,404
Equity in net income of an investment in associate,
net of income taxes	305	246	209	281	241	207
Net income – reported	$2,110	$1,752	$1,325	$1,938	$1,715	$1,318
Net income – adjusted	2,110	1,852	1,619	1,938	1,815	1,611

Selected volumes and ratios
Return on common equity – reported	8.4%	8.0%	6.3%	8.4%	8.0%	6.3%
Return on common equity – adjusted	8.4	8.4	7.7	8.4	8.4	7.7
Margin on average earning assets (TEB)[5]	3.75	3.66	3.60	3.75	3.66	3.60
Efficiency ratio – reported	64.9	65.1	68.1	64.9	65.1	68.1
Efficiency ratio – adjusted	64.9	63.4	61.2	64.9	63.4	61.2
Number of U.S. retail stores	1,318	1,317	1,315	1,318	1,317	1,315
Average number of full-time equivalent staff[6]	26,074	25,247	25,340	26,074	25,247	25,340
1	Revenue and expenses related to Target are reported on a gross basis in the Consolidated Statement of Income. Non-interest expenses include expenses related to the business and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade IDA.
6	In 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to 2014 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail net income for the year on a reported basis was $2,110 million (US$1,938 million), which included net income of $1,805 million (US$1,657 million) from the U.S. Retail Bank and $305 million (US$281 million) from TD’s investment in TD Ameritrade. U.S. Retail earnings of US$1,938 million on a reported basis were up 13% compared with last year. U.S. Retail adjusted earnings of US$1,657 million increased 5% due to strong organic growth, excellent asset quality, and the full-year effect of acquisitions, partially offset by lower security gains and margin compression. The contribution from TD Ameritrade of US$281 million was up 17% compared with last year, primarily due to increased asset-based and transaction-based revenue, partially offset by higher operating expenses and lower investment gains. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar during the year. The reported annualized return on common equity for the year was 8.4%, compared to 8.0% last year. The adjusted annualized return on common equity for the year was 8.4%, flat compared to last year.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 25

Revenue for the year was US$7,563 million, an increase of US$390 million, or 5%, compared with last year, primarily due to increased loan and deposit volumes and the full-year impact of Target and Epoch, partially offset by lower gains on sales of securities and debt securities classified as loans. Average loan volumes increased US$10 billion, or 10%, compared with last year, with a 9% increase in personal loans and an 11% increase in business loans. Average deposit volumes increased US$13 billion, or 7%, compared with prior year driven by a 7% growth in personal deposits, 8% growth in business deposits, and 6% growth in TD Ameritrade deposits. Margin on average earning assets for the year was 3.75%, a 9 bps increase compared with last year as higher loan margins from the full-year impact of Target were partially offset by core margin compression and lower accretion.

PCL for the year was US$621 million, a decrease of US$143 million, or 19%, compared with last year primarily due to broad-based improvements in credit quality offset by volume-driven PCL growth. Personal banking PCL was US$630 million, a decrease of US$8 million, or 1%, compared with last year primarily due to lower provisions on auto loans, partially offset by the full-year inclusion of Target and other retail products. Business banking PCL was US$3 million, a decrease of US$152 million, or 98%, compared with last year reflecting improvements in credit quality and lower net charge offs. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.55%, a decrease of 20 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.2 billion, a decrease of US$64 million, or 5%, compared with last year. Net impaired loans as a percentage of total loans were 1.1% as at October 31, 2014, compared with 1.3% at October 31, 2013. Net impaired debt securities classified as loans were US$919 million at October 31, 2014, compared with US$985 million at October 31, 2013.

Reported non-interest expenses for the year were US$4,907 million, an increase of US$236 million, or 5%, compared with last year. On an adjusted basis, non-interest expenses were US$4,907 million, an increase of US$362 million, or 8%, compared with last year, primarily due to increased expenses related to the full-year impact of acquisitions, and investments to support business growth, partially offset by productivity improvements. The reported efficiency ratio for the year improved to 64.9%, compared with 65.1% last year, while the adjusted efficiency ratio for the year was 64.9%, compared with 63.4% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers along the U.S. Eastern Seaboard. In 2014, U.S. Retail continued to build on its reputation as America’s Most Convenient Bank by opening 34 new stores and enhancing its digital and phone channel capabilities. Strong year-over-year growth in personal deposits was driven by maturing stores and a competitive product offering. Enhancements to digital banking capabilities resulted in record on-line account openings and double-digit growth in the number of active users of digital banking services.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers along the U.S. Eastern Seaboard. In 2014, U.S. Retail continued to focus on growing profitable market share by deepening customer relationships and acquiring new customers through its stores and mortgage lending specialists, while maintaining good risk management.
•	Credit Cards Services – offers TD branded and private label credit cards for retail and small business customers. Through its agreement with Target Corporation, U.S. Retail provides co-branded Visa and private label credit cards to Target's U.S. customers. In 2014, U.S. Retail saw robust new account growth fueled by its TD branded product offerings as well as its private label card programs.
•	Auto Finance – offers automotive financing and dealer commercial services through a network of auto dealers throughout the U.S. In 2014, U. S. Retail focused on improving effectiveness in the delivery of its services through a new priority dealer program and roll-out of new product initiatives.

Business Banking

•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries. In 2014, the business saw improved asset quality and strong increases in loan volume growth and significantly outperformed the industry.
•	Small Business Banking – offers a wide range of financial products and services to small businesses along the U.S. Eastern Seaboard. In 2014, the business continued to be among the top ranked small business lenders in its markets.

Wealth

•	Advice-based business – provides private banking services, investment advisory services, and trust services to retail and institutional clients across different portfolio sizes and levels of product complexity, to help clients protect, grow, and transition their wealth. The advice-based business is integrated with the U.S. personal and commercial banking businesses. In 2014, the business made significant progress with its growth strategy.
•	Asset Management – the U.S. asset management business is comprised of the U.S. arm of TDAM’s institutional investment business and Epoch Investment Partners Inc., acquired in 2013. Both asset management units work in close partnership with other TD businesses, including the advice-based business and retail banking, to align products and services to ensure a legendary client experience. In 2014, U.S. Retail grew its assets under management and increased profitability largely due to the acquisition of Epoch Investment Partners Inc.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 26

BUSINESS OUTLOOK AND FOCUS FOR 2015

For 2015, our assumption is for continued modest but variable economic growth and continued low interest rates with the potential for modest increases in the second half of the calendar year. We expect competition for loans and deposits to remain intense, credit to remain benign, and the regulatory environment to be challenging as the complexity of the regulatory framework continues to evolve and obligations on banks to comply and adapt increase. Net interest margin is expected to be relatively stable as loan repricing continues and accretion benefits on acquired loans decline, but rate competition for new loans subsides. Provision for credit losses is expected to begin normalizing, as the high rate of recoveries in 2014 is not expected to recur and the loan portfolio continues to grow. Given these assumptions, we expect a challenging 2015 with modest growth in adjusted earnings. We will continue to focus on delivering legendary customer service and convenience across all distribution channels, making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

Our key priorities for 2015 are as follows:

•	Provide a legendary customer experience across all distribution channels.
•	Focus on organic growth opportunities across our businesses.
•	Deliver integrated service and advice in local markets, across businesses, and channels.
•	Invest in and grow our key businesses, continue to deepen customer relationships, and focus on emerging payment and loyalty innovations.
•	Further optimize the balance sheet to meet increasing capital requirements and position ourselves for growth opportunities.
•	Continue to invest in an efficient, effective, and robust infrastructure to adapt to industry and regulatory changes.
•	Maintain our focus on productivity to enhance the customer experience, employee satisfaction, and shareholder value.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 27

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services to corporate, government, and institutional clients in key global financial centres.

TABLE 20: REVENUE
(millions of Canadian dollars)
	2014	2013	2012
Investment banking and capital markets	$2,142	$1,857	$1,987
Corporate banking	510	479	448
Equity investments	28	74	219
Total	$2,680	$2,410	$2,654

BUSINESS HIGHLIGHTS

•	Achieved earnings of $813 million and a return on common equity of 17.5%.
•	Delivered strong core revenue growth.
•	Recorded a strong performance in M&A and underwriting.
•	Significant lead deals for the year include:
–	Nalcor Energy Muskrat Falls Project – One of the largest bond placements in Canadian history, at $5 billion
–	PrairieSky Royalty's $1.7 billion initial public offering (IPO) – Largest Canadian IPO in 14 years
–	World Bank – Lead-managed U.S. Dollar Global transactions for the first time
•	Became the first bank in Canada to launch a Green Bond to finance environmental initiatives.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2014):
–	#1 in equity block trading
–	#1 in equity block option trading
–	#1 in government debt underwriting
–	#2 in corporate debt underwriting
–	#2 in syndications (on rolling twelve month basis)

CHALLENGES IN 2014

•	The sustained low interest rate environment and low volatility impacted client activities.
•	Geopolitical challenges contributed to investor uncertainty.
•	Regulatory changes had an impact on TD Securities' business activities.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 28

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. Favourable market conditions in 2014 contributed to an improved trading environment and strong investment banking volumes. Equity markets remained healthy with strong underwriting activity, particularly in the energy sector. However, a challenging macro environment, geopolitical uncertainty, regulatory reforms, and concerns over the timing of interest rate increases continued to have a negative impact on investor confidence and industry trading volumes. Wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and preserve capital. Competition is expected to remain intense for transactions with high quality counterparties, as securities firms focus on prudent risk management. Longer term, wholesale businesses that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost management will be well positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

•	Extend our client-centric franchise model through superior advice and execution.
•	Strengthen our position as a top investment dealer in Canada.
•	Support our North American franchise, and work with our business partners to enhance TD's brand.
•	Maintain a prudent risk profile by focusing on high quality clients, counterparties, and products.
•	Adapt to rapid industry and regulatory changes.
•	Be an extraordinary and inclusive place to work by attracting, developing, and retaining top talent.

TABLE 21: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	2014	2013	2012
Net interest income (TEB)	$2,210	$1,982	$1,805
Non-interest income	470	428	849
Total revenue	2,680	2,410	2,654
Provision for (recovery of) credit losses	11	26	47
Non-interest expenses	1,589	1,542	1,570
Net income	$813	$650	$880
Selected volumes and ratios
Trading-related revenue	$1,394	$1,273	$1,334
Common Equity Tier 1 Capital risk-weighted assets (billions of dollars)[1],[2]	61	47	43
Return on common equity	17.5%	15.6%	21.2%
Efficiency ratio	59.3	64.0	59.2
Average number of full-time equivalent staff[3]	3,654	3,536	3,553
1	Prior to 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77%, respectively.
3	In 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for periods prior to 2014 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $813 million, an increase of $163 million, or 25%, compared with last year. The increase in earnings was due to higher revenue and lower PCL, partially offset by higher non-interest expenses and a higher effective tax rate. The return on common equity for the year was 17.5%, compared with 15.6% last year.

Revenue for the year was $2,680 million, an increase of $270 million, or 11%, compared with last year. Capital markets revenue increased mainly due to improved trading-related revenue, robust equity and debt underwriting, and stronger mergers and acquisitions (M&A) activity. Trading-related revenue increased primarily due to improved fixed income and equity trading that benefited from strong client activity. Advisory and underwriting fees increased largely driven by strong debt and equity markets, and our continued focus on originations and client focused strategies. In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. The implementation of FVA resulted in a pre-tax additional charge of $65 million recorded in the Wholesale segment. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve. See Note 5 to the Bank's 2014 Consolidated Financial Statements for further information on FVA.

PCL is comprised of specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $11 million, a decrease of $15 million compared with last year, and consisted primarily of the accrual cost of credit protection. PCL in the prior year consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the year were $1,589 million, an increase of $47 million, or 3%, compared with last year. Non-interest expenses increased primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation, partially offset by lower operating expenses.

CET1 risk-weighted assets were $61 billion as at October 31, 2014, an increase of $14 billion, or 30%, compared with October 31, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 29

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

•	Investment banking and capital markets – includes advisory, underwriting, trading, facilitation, and execution services. Revenue increased over last year, primarily due to higher trading-related revenue from improved capital markets activity and strong advisory and underwriting fees.

Corporate Banking

•	Corporate banking – includes corporate lending, trade finance and cash management services. Revenue increased over last year driven by higher fee revenue and solid loan volumes.

Equity Investments

•	Equity investment portfolio – consists primarily of private equity investments, which has been almost fully exited. Equity investment gains were lower than in the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2015

Overall, we are encouraged by the improvement in capital markets and the global economy, which continues to show signs of recovery. However, a combination of regulatory reforms, uncertainty over the outlook for interest rates, and sustained geopolitical risks will continue to affect our business. While these headwinds will likely affect corporate and investor sentiment in the medium term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity in 2015.

Our key priorities for 2015 are as follows:

•	Further strengthen alignment with our enterprise partners and their clients.
•	Continue to grow organically by broadening and deepening client relationships.
•	Be a top ranked investment dealer in Canada by increasing our origination footprint and competitive advantage with Canadian clients.
•	Extend the goals of the Canadian franchise to the U.S. and expand our service offerings to our North American clients.
•	Continue to invest in an efficient, effective, and robust infrastructure to adapt to industry and regulatory changes.
•	Maintain our focus on productivity to enhance client experience, employee satisfaction, and shareholder value.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 30

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 22: CORPORATE
(millions of Canadian dollars)
	2014	2013	2012
Net income (loss) – reported	$(274)	$(331)	$(208)
Adjustments for items of note[1]
Amortization of intangibles	246	232	238
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(43)	(57)	89
Impact of Alberta flood on the loan portfolio	(19)	19	–
Gain on the sale of TD Waterhouse Institutional Services	(196)	–	–
Restructuring charges	–	90	–
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	–	17
Reduction of allowance for incurred but not identified credit losses[2]	–	–	(120)
Positive impact due to changes in statutory income tax rates	–	–	(18)
Total adjustments for items of note	(12)	284	206
Net income (loss) – adjusted	$(286)	$(47)	$(2)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	(727)	(516)	(433)
Other	334	364	327
Non-controlling interests	107	105	104
Net income (loss) – adjusted	$(286)	$(47)	$(2)
1	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Beginning in 2013, the change in the “reduction of allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Retail and Wholesale Banking is included in the Corporate segment adjusted net income and is no longer recorded as an item of note.

The Corporate segment reported net loss for the year was $274 million, compared with a reported net loss of $331 million last year. The adjusted net loss for the year was $286 million, compared with an adjusted net loss of $47 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses as a result of on-going investment in enterprise and regulatory projects and productivity initiatives. Other items were slightly unfavourable due to lower gains from treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, largely offset by the gain on sale of TD Ameritrade shares and favourable impact of tax items.

CORPORATE MANAGEMENT

The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, Office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate operations and is responsible for the digital, phone, and ATM channels, delivering a best-in-class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America’s Most Convenient Bank, TD Canada Trust, and TD wealth and insurance businesses.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders, employees, governments, regulators, and the community at large.

BUSINESS OUTLOOK AND FOCUS FOR 2015

We expect Corporate segment losses to increase next year as compared to 2014 due to higher expenses and a reduced level of favourable tax items.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 31

2013 financial results overview

Summary of 2013 Performance

TABLE 23: REVIEW OF 2013 FINANCIAL PERFORMANCE
(millions of Canadian dollars)

	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$8,922	$5,173	$1,982	$(3)	$16,074
Non-interest income (loss)	8,860	2,149	428	(252)	11,185
Total revenue	17,782	7,322	2,410	(255)	27,259
Provision for (recovery of) credit losses	929	779	26	(103)	1,631
Insurance claims and related expenses	3,056	–	–	–	3,056
Non-interest expenses	7,754	4,768	1,542	1,005	15,069
Net income (loss) before provision for income taxes	6,043	1,775	842	(1,157)	7,503
Provision for (recovery of) income taxes	1,474	269	192	(800)	1,135
Equity in net income of an investment in associate,
net of income taxes	–	246	–	26	272
Net income (loss) – reported	4,569	1,752	650	(331)	6,640
Adjustments for items of note, net of income taxes	112	100	–	284	496
Net income (loss) – adjusted	$4,681	$1,852	$650	$(47)	$7,136

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $16,074 million, an increase of $1,048 million, or 7%, on a reported basis, and an increase of $1,012 million, or 7%, on an adjusted basis. The increase in adjusted net interest income was driven primarily by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to the inclusion of revenue from Target and strong loan and deposit volume growth, partially offset by lower core margin and loan accretion. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and higher mortgage refinancing revenue, partially offset by lower margin. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $11,185 million, an increase of $665 million, or 6%, compared with last year. Adjusted non-interest income for the year was $11,114 million, an increase of $499 million, or 5%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the U.S. Retail and Canadian Retail segments, partially offset by declines in the Wholesale Banking and Corporate segments. U.S. Retail non-interest income increased primarily due to the inclusion of revenue from Target and Epoch, higher fee-based revenue, and higher gains on sales of securities and debt securities classified as loans. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher volume-related fee growth, and strong direct investing trading volumes. Wholesale Banking non-interest income decreased primarily due to lower security gains in the investment portfolio and lower M&A and advisory fees. Corporate segment non-interest income decreased primarily due to lower gains from treasury and other hedging activities.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $15,069 million, an increase of $1,053 million, or 8%, compared with last year. Adjusted non-interest expenses were $14,390 million, an increase of $1,210 million, or 9%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Retail, Canadian Retail, and Corporate segments. U.S. Retail expenses increased primarily due to increased expenses related to Target, investments in new stores, and other planned initiatives, partially offset by productivity gains. Canadian Retail expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, investment in initiatives to grow the business, and volume growth, partially offset by productivity gains. Corporate segment expenses increased primarily due to higher pension and strategic initiative costs.

Income tax Expense

Reported total income and other taxes increased by $111 million, or 5%, from 2012. Income tax expense, on a reported basis, was up $50 million, or 5%, from 2012. Other taxes were up $61 million, or 6%, from 2012. Adjusted total income and other taxes were down $10 million from 2012. Total income tax expense, on an adjusted basis, was down $71 million, or 5%, from 2012.

The Bank’s effective income tax rate on a reported basis was 15.1% for 2013, compared with 14.8% in 2012.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $168 million in the year, compared to $131 million in 2012, was not part of the Bank’s tax rate.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 32

BALANCE SHEET

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $862 billion as at October 31, 2013, an increase of $51 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $36 billion increase in loans (net of allowance for loan losses), a $30 billion increase in held-to-maturity securities, and a $7 billion increase in interest-bearing deposits with banks, partially offset by a $23 billion decrease in financial assets at fair value.

Interest-bearing deposits with banks increased $7 billion primarily due to an increase in Wholesale Banking driven by higher U.S. Federal Reserve deposits.

Financial assets at fair value decreased $23 billion largely due to a reclassification from available-for-sale securities to held-to-maturity securities and a decrease in derivative assets in Wholesale Banking.

Held-to-maturity securities increased $30 billion due to a reclassification from available-for-sale securities and an increase in securities in the U.S. Retail segment.

Loans (net of allowance for loan losses) increased $36 billion primarily driven by increases in the U.S. Retail and Canadian Retail segments. The increase in the U.S. Retail segment was due to growth in credit card and business and government loans. Target added $6 billion to total loans. Canadian Retail segment loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $811 billion as at October 31, 2013, an increase of $48 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $54 billion increase in deposits, partially offset by a $7 billion decrease in financial liabilities at fair value.

Financial liabilities at fair value decreased $7 billion largely due to a decrease in derivative liabilities, partially offset by an increase in trading deposits in Wholesale Banking.

Deposits increased $54 billion primarily due to increases in personal non-term and business and government deposits in the U.S. Retail and Canadian Retail segments and bank deposits in Wholesale Banking, partially offset by a decrease in personal term deposits in the Canadian Retail segment.

Equity was $51 billion as at October 31, 2013, an increase of $3 billion, or 7%, from October 31, 2012, primarily due to higher retained earnings.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 33

2013 FINANCIAL RESULTS OVERVIEW

2013 Financial Performance by Business Line

Canadian Retail reported net income for the year was $4,569 million, an increase of $106 million, or 2%, compared with last year. Adjusted net income for the year was $4,681 million, an increase of $114 million, or 2%, compared with last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets, lower credit losses, and effective expense management, partially offset by lower earnings in the insurance business. The reported annualized return on common equity for the year was 42.3%, while the adjusted annualized return on common equity was 43.3%, compared with 41.3% and 42.3%, respectively, last year.

Reported revenue for the year was $17,782 million, an increase of $789 million, or 5%, compared with last year. Adjusted revenue for the year was $17,782 million, an increase of $753 million, or 4%, compared with last year. Adjusted net interest income increased $280 million, or 3%, driven primarily by good loan and deposit volume growth, higher mortgage refinancing revenue, partially offset by lower margin on average earnings assets. Non-interest income increased $473 million, or 6%, largely driven by wealth asset growth, higher volume-related fee growth, strong direct investing trading volumes, equity market appreciation, and higher insurance revenue. Reported margin on average earning assets decreased 3 bps, while the adjusted margin on average earning assets decreased 4 bps primarily due to decline in deposit margins from the low interest rate environment.

Personal banking lending volume growth slowed throughout the year impacted by lower growth in the housing market, moderation in household borrowing, and regulatory changes in the Canadian market which tightened mortgage eligibility criteria. Compared with last year, average real estate secured lending volume increased $8.9 billion, or 4%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes were relatively flat. Business loans and acceptances average volume increased $5.2 billion, or 13%, with market share gains. Average personal deposit volumes increased $6.3 billion, or 4%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.2 billion, or 8%.

Assets under administration increased $35 billion, or 14%, while assets under management increased $8 billion, or 4%, compared with last year, mainly driven by growth in new client assets for the period and market appreciation.

PCL for the year was $929 million, a decrease of $222 million, or 19%, compared with last year. Personal banking PCL was $882 million for the year, a decrease of $206 million, or 19%, compared with last year due primarily to better credit performance, enhanced collection strategies, and lower bankruptcies. Business banking PCL was $47 million, a decrease of $16 million, due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 9 bps, compared with last year. Net impaired loans were $882 million, a decrease of $118 million, or 12%, compared with last year.

Insurance claims and related expenses for the year were $3,056 million, an increase of $632 million, or 26%, compared with last year, primarily due to unfavourable prior years’ claims development related to the Ontario auto insurance market, and higher claims associated with volume growth and weather-related events.

Reported non-interest expenses for the year were $7,754 million, an increase of $269 million, or 4%, compared with last year. Adjusted non-interest expenses for the year were $7,602 million, an increase of $221 million, or 3%, compared with last year. The increase was driven by higher employee related costs including higher revenue-based variable expenses in the wealth business, investment in initiatives to grow the business, and volume growth, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 2,436, or 6%, compared with last year, primarily due to transfer of FTEs to the corporate segment. The reported efficiency ratio worsened to 43.6%, while the adjusted efficiency ratio worsened to 42.7%, compared with 44.0% and 43.3%, respectively, in the same period last year.

U.S. Retail reported net income, in Canadian dollar terms, for the year was $1,752 million, an increase of $427 million, or 32%, compared with last year. The increase in reported net income was primarily due to strong loan and deposit growth, the Target and Epoch acquisitions, gains on sales of securities and debt securities classified as loans and lower litigation charges, partially offset by higher expenses to support growth and lower margins. TD Ameritrade contributed $246 million in net income, an increase of 18%, driven by higher transaction-based and asset-based revenue.

Adjusted net income was US$1,815 million, an increase of US$204 million, or 13%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, and increased gains on sales of securities and debt securities classified as loans, partially offset by higher expenses to support growth and lower margins.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the year was US$7,173 million, an increase of US$965 million, or 16%, compared with last year driven by the inclusion of revenue from Target, increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities and debt securities classified as loans, partially offset by lower margins and loan accretion. Excluding Target, average loans increased by US$11 billion, or 13%, compared with last year with an increase of US$7 billion, or 19%, in average personal loans and an increase of US$4 billion, or 8%, in average business loans. In the current year, US$6 billion in credit cards outstanding were added due to Target. Average deposits increased US$17 billion, or 10%, compared with prior year, including a US$9 billion increase in average deposits of TD Ameritrade. Margin on average earning assets for the year was 3.66%, a 6 bps increase compared with last year primarily due to the impact of Target, partially offset by core margin compression.

Reported PCL for the year was US$764 million, a decrease of US$14 million, or 2%, compared with last year. Adjusted PCL for the year was US$764 million, an increase of US$41 million, or 6%, compared with last year. Personal banking PCL was US$638 million, an increase of US$247 million, or 63%, from the prior year due primarily to Target and increased provisions in auto loans. Business banking PCL was US$155 million, a decrease of US$165 million, or 52%, compared with prior year reflecting improved credit quality in commercial loans. PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, a decrease of 3 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at October 31, 2013, compared with 1.2% as at October 31, 2012. Net impaired debt securities classified as loans were US$0.9 billion as at October 31, 2013, compared with US$1.3 billion as at October 31, 2012.

Reported non-interest expenses for the year were US$4,671 million, an increase of US$443 million, or 10%, compared with last year. On an adjusted basis, non-interest expenses were US$4,545 million, an increase of US$746 million, or 20%, compared with last year due primarily to increased expenses related to Target, investments in new stores and other planned initiatives, partially offset by productivity gains.

The average FTE staffing levels for the year decreased by 93, flat compared with last year. The reported efficiency ratio for the year improved to 65.1%, compared with 68.1% last year, while the adjusted efficiency ratio for the year worsened to 63.4%, compared with 61.2% last year primarily driven by strong organic growth.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 34

Wholesale Banking net income for the year was $650 million, a decrease of $230 million, or 26%, compared with last year. The decrease in earnings was due to lower revenue and a higher effective tax rate, partially offset by lower non-interest expenses. The return on common equity for the year was 15.6%, compared with 21.2% last year.

Revenue for the year was $2,410 million, a decrease of $244 million, or 9%, compared with last year. Revenue declined primarily due to significantly lower security gains in the investment portfolio, lower trading-related revenue and M&A and advisory fees. This was partially offset by higher debt underwriting and loan fees. Trading-related revenue was lower as the prior year included trading gains that were previously considered impaired and M&A fees decreased on lower industry wide volumes. This was partially offset by increased debt underwriting fees on improved client activity while capturing a higher market share. Loan fees improved due to higher credit originations and volume growth.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $26 million, a decrease of $21 million, or 45%, compared with last year. The decrease in PCL was primarily due to a loss on a single name in the corporate lending portfolio in the prior year. PCL in the current year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,542 million, a decrease of $28 million, or 2%, compared with last year primarily due to lower variable compensation commensurate with revenue.

Risk-weighted assets were $47 billion as at October 31, 2013, an increase of $4 billion, or 9%, compared with October 31, 2012. The increase was due to the implementation of the Basel III regulatory framework.

The average FTE staffing levels decreased by 17 compared with last year.

Corporate segment reported net loss for the year was $331 million, compared with a reported net loss of $208 million last year. The adjusted net loss for the year was $47 million, compared with an adjusted net loss of $2 million last year. The year-over-year change in the adjusted net loss was primarily attributable to the increase in net corporate expenses, lower gains from treasury and other hedging activities, partially offset by the favourable impact of tax items and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 35

GROUP FINANCIAL CONDITION

Balance Sheet Review

At a glance overview

•	Total assets were $945 billion as at October 31, 2014, an increase of $83 billion, or 10%, compared with October 31, 2013.

TABLE 24: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
		As at
	October 31	October 31
	2014	2013
Assets
Interest-bearing deposits with banks	$43,773	$28,583
Available-for-sale securities	63,008	79,544
Held-to-maturity securities	56,977	29,961
Loans (net of allowance for loan losses)	478,909	444,922
Liabilities
Trading deposits	59,334	50,967
Deposits	600,716	541,605

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $945 billion as at October 31, 2014, an increase of $83 billion, or 10%, from October 31, 2013. The impact of foreign currency translation added $19 billion, or 2%, to growth in total assets. The net increase was primarily due to a $34 billion increase in loans (net of allowance for loan losses), a $15 billion increase in interest-bearing deposits with banks, an $11 billion increase in securities purchased under reverse repurchase agreements, and a $5 billion increase in held-to-maturity securities (net of reclassification of $22 billion from available-for-sale securities).

Interest-bearing deposits with banks increased $15 billion primarily driven by higher U.S. Federal Reserve deposits.

Held-to-maturity securities increased $5 billion (net of reclassification of $22 billion from available-for-sale securities) primarily due to net purchases of securities in the U.S. Retail segment.

Securities purchased under reverse repurchase agreements increased $11 billion primarily due to an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased $34 billion primarily driven by increases in the Canadian and U.S. Retail segments. The increase in the Canadian Retail segment was primarily due to growth in residential mortgages and business and government loans. The acquisition of Aeroplan added $3 billion to the credit card loan portfolio. The increase in the U.S. Retail segment was primarily due to growth in business and government loans and the impact of foreign currency translation.

Total liabilities were $889 billion as at October 31, 2014, an increase of $78 billion, or 10%, from October 31, 2013. The impact of foreign currency translation added $19 billion, or 2%, to growth in total liabilities. The net increase was primarily due to a $59 billion increase in deposits, an $11 billion increase in obligations related to securities sold under repurchase agreements, and an $8 billion increase in trading deposits, partially offset by an $11 billion decrease in securitization liabilities at fair value.

Trading deposits increased $8 billion primarily due to issuances of certificates of deposits in Wholesale Banking.

Deposits increased $59 billion primarily due to an increase in personal non-term and business and government deposits in the Canadian Retail and U.S. Retail segments and the impact of foreign currency translation, partially offset by a decrease in personal term deposits in the Canadian Retail segment.

Obligations related to securities sold under repurchase agreements increased $11 billion primarily due to an increase in trade volumes in Wholesale Banking.

Securitization liabilities at fair value decreased $11 billion primarily due to maturities.

Equity was $56 billion as at October 31, 2014, an increase of $5 billion, or 9%, from October 31, 2013. The increase was primarily due to higher retained earnings and an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation, partially offset by redemption of preferred shares.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 36

Group Financial Condition

Credit Portfolio Quality

At a glance overview

•	Loans and acceptances net of allowance for loan losses was $492 billion, an increase of $41 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowances was $2,244 million, an increase of $1 million compared with last year.
•	Provision for credit losses was $1,557 million, compared with $1,631 million in the prior year.
•	Total allowance for loan losses increased by $173 million to $3,028 million in 2014.

Loan Portfolio

Overall in 2014, the Bank’s credit quality remained stable despite uncertain economic conditions. During 2014, the Bank increased its credit portfolio by $41 billion, or 9%, from the prior year, largely due to volume growth in the Canadian and U.S. Retail segments.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 33 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank’s loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 70% of total loans net of counterparty-specific and individually insignificant allowances, down from 72% in 2013. During the year, these portfolios increased by $21 billion, or 6%, and totalled $347 billion at year end. Residential mortgages represented 40% of the portfolio in 2014, down from 41% in 2013. Consumer instalment and other personal loans, and credit cards were 30% of total loans net of counterparty-specific and individually insignificant allowances in 2014, down from 31% in 2013.

The Bank’s business and government credit exposure was 29% of total loans net of counterparty-specific and individually insignificant allowances, up from 27% in 2013. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2%, respectively. Real estate was the leading U.S. sector of concentration and represented 4% of net loans, up marginally from 2013.

Geographically, the credit portfolio remained concentrated in Canada. In 2014, the percentage of loans held in Canada was 72%, down from 74% in 2013. The largest Canadian exposure was in Ontario, which represented 41% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2014, down from 42% in 2013.

The balance of the credit portfolio was predominantly in the U.S., which represented 27% of the portfolio, up from 24% in 2013 primarily due to volume growth in residential mortgages, consumer indirect auto, business and government loans. Exposures to debt securities classified as loans, acquired credit-impaired loans, and other geographic regions were limited. The largest U.S. exposures by state were in New England and New Jersey which represented 7% and 5% of total loans net of counterparty-specific and individually insignificant allowances, respectively, compared with 7% and 4%, respectively, in 2013.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 37

TABLE 25: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
		October 31		October 31	October 31	October 31	October 31	October 31
		2014		2013	2012	2014	2013	2012
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net	Net
	loans	allowances	loans	loans	loans
Canada
Residential mortgages	$175,125	$13	$175,112	$164,375	$154,233	35.4%	36.3%	36.9%
Consumer instalment and other personal
HELOC	59,568	19	59,549	61,561	64,732	12.0	13.6	15.5
Indirect Auto	16,475	22	16,453	14,641	13,942	3.3	3.2	3.3
Other	16,116	43	16,073	15,141	14,525	3.3	3.3	3.5
Credit card	17,927	105	17,822	15,173	14,165	3.6	3.3	3.4
Total personal	285,211	202	285,009	270,891	261,597	57.6	59.7	62.6
Real estate
Residential	14,604	12	14,592	13,673	12,462	3.0	3.0	3.0
Non-residential	9,768	2	9,766	8,151	7,250	2.0	1.8	1.7
Total real estate	24,372	14	24,358	21,824	19,712	5.0	4.8	4.7
Agriculture	4,587	1	4,586	3,914	3,237	0.9	0.9	0.8
Automotive	3,288	–	3,288	2,325	1,444	0.7	0.5	0.3
Financial	7,616	–	7,616	8,811	6,416	1.5	1.9	1.5
Food, beverage, and tobacco	1,642	1	1,641	1,248	1,073	0.3	0.3	0.3
Forestry	379	–	379	423	378	0.1	0.1	0.1
Government, public sector entities, and education	4,494	2	4,492	4,469	4,784	0.9	1.0	1.1
Health and social services	4,300	2	4,298	3,685	3,327	0.9	0.8	0.8
Industrial construction and trade contractors	1,894	6	1,888	1,594	1,489	0.4	0.4	0.4
Metals and mining	1,147	1	1,146	866	770	0.2	0.2	0.2
Pipelines, oil, and gas	2,695	5	2,690	2,187	2,235	0.5	0.5	0.5
Power and utilities	1,594	–	1,594	1,506	1,184	0.3	0.3	0.3
Professional and other services	3,497	26	3,471	2,669	2,403	0.7	0.6	0.5
Retail sector	2,212	11	2,201	2,118	1,959	0.5	0.5	0.5
Sundry manufacturing and wholesale	1,821	10	1,811	1,816	1,644	0.4	0.4	0.4
Telecommunications, cable, and media	946	1	945	1,028	1,004	0.2	0.2	0.2
Transportation	1,072	2	1,070	770	715	0.2	0.2	0.2
Other	4,258	–	4,258	2,938	1,934	0.9	0.6	0.5
Total business and government	71,814	82	71,732	64,191	55,708	14.6	14.2	13.3
Total Canada	357,025	284	356,741	335,082	317,305	72.2	73.9	75.9
United States
Residential mortgages	23,335	9	23,326	20,937	17,349	4.7	4.6	4.2
Consumer instalment and other personal
HELOC	11,665	19	11,646	10,591	10,101	2.4	2.3	2.4
Indirect Auto	18,782	5	18,777	16,319	13,463	3.8	3.6	3.2
Other	615	2	613	532	489	0.1	0.2	0.1
Credit card	7,637	94	7,543	6,887	1,085	1.5	1.5	0.3
Total personal	62,034	129	61,905	55,266	42,487	12.5	12.2	10.2
Real estate
Residential	4,294	6	4,288	3,458	2,997	0.9	0.8	0.7
Non-residential	14,037	14	14,023	12,064	10,797	2.8	2.7	2.6
Total real estate	18,331	20	18,311	15,522	13,794	3.7	3.5	3.3
Agriculture	363	–	363	289	275	0.1	0.1	0.1
Automotive	2,530	1	2,529	1,848	1,538	0.5	0.4	0.4
Financial	3,344	2	3,342	2,005	1,953	0.7	0.4	0.5
Food, beverage, and tobacco	2,086	1	2,085	1,653	1,321	0.4	0.4	0.3
Forestry	470	1	469	530	410	0.2	0.1	0.1
Government, public sector entities, and education	6,423	1	6,422	4,463	3,276	1.2	0.9	0.8
Health and social services	7,376	5	7,371	5,773	4,941	1.5	1.3	1.2
Industrial construction and trade contractors	1,306	6	1,300	1,214	1,086	0.3	0.3	0.3
Metals and mining	1,076	1	1,075	1,055	999	0.2	0.2	0.2
Pipelines, oil, and gas	940	–	940	521	829	0.2	0.1	0.2
Power and utilities	1,269	–	1,269	1,155	1,116	0.3	0.3	0.3
Professional and other services	6,412	9	6,403	5,339	4,379	1.2	1.1	1.0
Retail sector	3,159	9	3,150	2,567	2,294	0.6	0.6	0.5
Sundry manufacturing and wholesale	4,269	12	4,257	3,714	3,055	0.9	0.8	0.7
Telecommunications, cable, and media	1,987	2	1,985	1,656	1,175	0.4	0.4	0.3
Transportation	7,166	2	7,164	4,882	3,559	1.3	1.0	0.8
Other	910	2	908	714	1,080	0.3	0.2	0.3
Total business and government	69,417	74	69,343	54,900	47,080	14.0	12.1	11.3
Total United States	131,451	203	131,248	110,166	89,567	26.5	24.3	21.5
International
Personal	9	–	9	10	11	–	–	–
Business and government	2,124	–	2,124	2,240	2,653	0.5	0.5	0.6
Total international	2,133	–	2,133	2,250	2,664	0.5	0.5	0.6
Total excluding other loans	490,609	487	490,122	447,498	409,536	99.2	98.7	98.0
Other loans
Debt securities classified as loans	2,695	213	2,482	3,571	4,809	0.5	0.8	1.1
Acquired credit-impaired loans[2]	1,713	97	1,616	2,368	3,669	0.3	0.5	0.9
Total other loans	4,408	310	4,098	5,939	8,478	0.8	1.3	2.0
Total	$495,017	$797	$494,220	$453,437	$418,014	100.0%	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			2,172	2,018	1,788
Debt securities classified as loans			59	98	155
Total incurred but not identified allowance			2,231	2,116	1,943
Total, net of allowance			$491,989	$451,321	$416,071
Percentage change over previous year – loans and acceptances,
net of counterparty-specific and individually insignificant allowances			9.0%	8.5%	8.1%
Percentage change over previous year – loans and acceptances, net of allowance			9.0	8.5	8.1
1	Primarily based on the geographic location of the customer’s address.
2	Includes all FDIC covered loans and other acquired credit-impaired loans.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 38

TABLE 26: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2014	2013	2012	2014	2013	2012
		Counterparty-
		specific and
		individually
		insignificant
	Gross loans	allowances	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$10,361	$7	$10,354	$9,695	$9,179	2.1%	2.1%	2.2%
British Columbia[2]	42,358	20	42,338	48,871	47,564	8.6	10.9	11.4
Ontario[2]	202,910	221	202,689	188,366	177,947	41.0	41.5	42.6
Prairies[2]	64,188	21	64,167	60,370	56,453	13.0	13.3	13.5
Québec	37,208	15	37,193	27,780	26,162	7.5	6.1	6.2
Total Canada	357,025	284	356,741	335,082	317,305	72.2	73.9	75.9
United States
Carolinas (North and South)	6,555	13	6,542	5,314	3,259	1.3	1.2	0.8
Florida	9,019	14	9,005	6,802	4,567	1.8	1.5	1.1
New England[3]	32,437	64	32,373	29,477	25,891	6.5	6.5	6.2
New Jersey	24,596	45	24,551	20,253	15,026	5.0	4.4	3.6
New York	24,485	30	24,455	20,761	15,646	4.9	4.6	3.8
Pennsylvania	8,730	18	8,712	8,207	6,740	1.8	1.8	1.6
Other	25,629	19	25,610	19,352	18,438	5.2	4.3	4.4
Total United States	131,451	203	131,248	110,166	89,567	26.5	24.3	21.5
International
Europe	369	–	369	752	1,239	0.1	0.2	0.3
Other	1,764	–	1,764	1,498	1,425	0.4	0.3	0.3
Total international	2,133	–	2,133	2,250	2,664	0.5	0.5	0.6
Total excluding other loans	490,609	487	490,122	447,498	409,536	99.2	98.7	98.0
Other loans	4,408	310	4,098	5,939	8,478	0.8	1.3	2.0
Total	$495,017	$797	$494,220	$453,437	$418,014	100.0%	100.0%	100.0%
Incurred but not identified allowance			2,231	2,116	1,943
Total, net of allowance			$491,989	$451,321	$416,071
Percentage change over previous year – loans and acceptances, net of counterparty-specific and individually insignificant allowances
for loan losses			2014	2013	2012
Canada			6.5%	5.6%	7.1%
United States			19.1	23.0	19.6
International			(5.2)	(15.5)	(24.6)
Other loans			(31.0)	(29.9)	(28.3)
Total			9.0%	8.5%	8.1%
1	Primarily based on the geographic location of the customer’s address.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided in the following table.

TABLE 27: LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)
	Loans authorized			Amount outstanding
Loan amount (dollars)	2014	2013	2012	2014	2013	2012
$0 – $24,999	$978	$956	$995	$362	$365	$387
$25,000 – $49,999	1,026	990	1,104	523	493	539
$50,000 – $99,999	2,010	1,952	2,129	1,089	1,035	1,140
$100,000 – $249,999	5,668	5,537	5,723	3,687	3,596	3,738
$250,000 – $499,999	7,637	7,167	7,145	5,521	5,109	5,070
$500,000 – $999,999	10,287	9,355	8,810	7,024	6,377	5,982
$1,000,000 – $4,999,999	34,737	31,212	28,138	21,607	19,434	17,409
Total[1]	$62,343	$57,169	$54,044	$39,813	$36,409	$34,265
1	Personal loans used for business purposes are not included in these totals.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 39

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies in Canada and strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. Credit policies in Canada ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 28: REAL ESTATE SECURED LENDING[1],2
(millions of Canadian dollars, except as noted)
											As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								October 31, 2014
Canada
Atlantic provinces	$4,110	2.3%	$1,398	0.8%	$649	1.1%	$822	1.4%	$4,759	2.0%	$2,220	0.9%
British Columbia[4]	20,660	11.8	11,408	6.5	3,720	6.2	7,278	12.2	24,380	10.4	18,686	8.0
Ontario[4]	56,967	32.5	26,371	15.1	12,226	20.6	18,394	30.9	69,193	29.5	44,765	19.1
Prairies[4]	27,658	15.8	9,067	5.2	5,267	8.8	6,873	11.5	32,925	14.0	15,940	6.8
Quebec	12,442	7.1	5,044	2.9	2,035	3.4	2,304	3.9	14,477	6.2	7,348	3.1
Total Canada	121,837	69.5	53,288	30.5	23,897	40.1	35,671	59.9	145,734	62.1	88,959	37.9
United States	753		23,034		9		11,791		762		34,825
Total	$122,590		$76,322		$23,906		$47,462		$146,496		$123,784

								October 31, 2013
Canada
Atlantic provinces	$4,077	2.5%	$1,076	0.7%	$698	1.1%	$774	1.3%	$4,775	2.1%	$1,850	0.8%
British Columbia[4]	21,166	12.9	9,896	6.0	4,209	6.8	7,454	12.1	25,375	11.2	17,350	7.7
Ontario[4]	57,942	35.3	20,940	12.7	13,697	22.2	17,635	28.7	71,639	31.7	38,575	17.1
Prairies[4]	26,645	16.2	6,628	4.0	5,821	9.5	6,768	11.0	32,466	14.4	13,396	5.9
Quebec	12,066	7.3	3,953	2.4	2,300	3.7	2,225	3.6	14,366	6.4	6,178	2.7
Total Canada	121,896	74.2	42,493	25.8	26,725	43.3	34,856	56.7	148,621	65.8	77,349	34.2
United States	603		20,828		9		10,757		612		31,585
Total	$122,499		$63,321		$26,734		$45,613		$149,233		$108,934
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 29: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1],[2]

									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						October 31, 2014
Canada	11.9%	4.3%	7.7%	11.7%	27.9%	27.6%	8.9%	–%	100.0%
United States	2.3	1.9	18.8	2.9	10.4	63.0	0.6	0.1	100.0
Total	10.7%	4.0%	9.0%	10.6%	25.9%	31.8%	7.9%	0.1%	100.0%

						October 31, 2013
Canada	10.8%	4.3%	8.2%	11.7%	24.6%	26.0%	14.3%	0.1%	100.0%
United States	2.6	1.3	21.6	2.0	8.3	63.1	1.1	–	100.0
Total	9.9%	4.0%	9.8%	10.6%	22.6%	30.2%	12.8%	0.1%	100.0%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 40

TABLE 30: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1],[2],[3]

	Residential	Home equity
	mortgages	lines of credit[4]	Total
		October 31, 2014
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	68	59	65
Ontario[5]	69	61	67
Prairies[5]	72	63	70
Quebec	71	62	70
Total Canada	70	61	68
United States	70	65	68
Total	70%	62%	68%

		October 31, 2013
Canada
Atlantic provinces	72%	62%	70%
British Columbia[5]	67	58	65
Ontario[5]	68	61	66
Prairies[5]	71	63	69
Quebec	71	63	70
Total Canada	69	61	67
United States	67	66	67
Total	69%	62%	67%
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other acquired credit-impaired loans, gross impaired loans increased $39 million, or 1% compared to 2013. Gross impaired loan formations increased year over year by $67 million.

In Canada, net impaired loans decreased by $82 million, or 9% in 2014 due to continued credit quality improvement in the retail banking portfolios. Residential mortgages, consumer instalment and other personal loans, and credit cards, contributed impaired loans net of counterparty-specific and individually insignificant allowances of $779 million, a decrease of $36 million, or 4%, compared to 2013. Business and government loans generated $54 million in net impaired loans, a decrease of $46 million, or 46%, compared to 2013. Business and government impaired loans were distributed across industry sectors.

In the U.S., net impaired loans increased by $83 million, or 6% in 2014. Residential mortgages, consumer instalment and other personal loans, and credit cards, contributed net impaired loans of $789 million, an increase of $160 million, or 25%, compared to 2013, due primarily to volume growth in real estate secured lending, indirect auto and Target. Business and government loans contributed $622 million in net impaired loans, a decrease of $77 million, or 11%, compared to 2013. Business and government impaired loans were concentrated in the real estate sector, as real estate is the largest sector of U.S. business loans. Geographically, 37% of total impaired loans net of counterparty-specific and individually insignificant allowances were contributed by Canada and 63% by the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 16% of total net impaired loans, down from 18% in 2013. U.S. net impaired loans were concentrated in New England and New Jersey, representing 19% and 15%, respectively, of net impaired loans, compared with 19% and 13%, respectively, in 2013.

TABLE 31: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES[1]
(millions of Canadian dollars)
	2014	2013	2012
Personal, business and government loans[2],[3]
Impaired loans at beginning of period	$2,692	$2,518	$2,493
Classified as impaired during the period	4,613	4,546	4,312
Transferred to not impaired during the period	(1,352)	(1,431)	(1,255)
Net repayments	(1,157)	(1,080)	(1,034)
Disposals of loans	(7)	(5)	(28)
Amounts written-off	(2,178)	(1,914)	(1,969)
Recoveries of loans and advances previously written-off	—	—	—
Foreign exchange and other movements	120	58	(1)
Impaired loans at end of year	$2,731	$2,692	$2,518
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 to the Consolidated Financial Statements.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 41

TABLE 32: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
		2014		2013	2012	2014	2013	2012
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Residential mortgages[4]	$440	$13	$427	$434	$465	19.0%	19.3%	22.1%
Consumer instalment and other personal
HELOC	268	19	249	301	306	11.1	13.4	14.6
Indirect Auto	39	22	17	16	14	0.8	0.7	0.7
Other	63	43	20	21	30	0.9	0.9	1.4
Credit card	171	105	66	43	95	2.9	2.0	4.5
Total personal	981	202	779	815	910	34.7	36.3	43.3
Real estate
Residential	22	12	10	13	15	0.4	0.6	0.7
Non-residential	6	2	4	5	1	0.2	0.2	0.1
Total real estate	28	14	14	18	16	0.6	0.8	0.8
Agriculture	6	1	5	5	4	0.3	0.2	0.2
Automotive	1	–	1	–	2	–	–	0.1
Financial	1	–	1	1	21	–	0.1	1.0
Food, beverage, and tobacco	1	1	–	3	2	–	0.1	0.1
Forestry	2	–	2	1	4	0.1	0.1	0.2
Government, public sector entities, and education	5	2	3	4	2	0.1	0.2	0.1
Health and social services	7	2	5	2	17	0.3	0.1	0.8
Industrial construction and trade contractors	7	6	1	6	6	–	0.2	0.3
Metals and mining	2	1	1	9	1	–	0.4	0.1
Pipelines, oil, and gas	6	5	1	20	1	–	0.9	0.1
Power and utilities	–	–	–	–	–	–	–	–
Professional and other services	30	26	4	3	4	0.2	0.1	0.2
Retail sector	18	11	7	18	22	0.4	0.8	1.0
Sundry manufacturing and wholesale	12	10	2	7	8	0.1	0.3	0.3
Telecommunications, cable, and media	2	1	1	–	19	–	–	0.9
Transportation	3	2	1	1	–	–	0.1	–
Other	5	–	5	2	3	0.3	0.1	0.1
Total business and government	136	82	54	100	132	2.4	4.5	6.3
Total Canada	1,117	284	833	915	1,042	37.1	40.8	49.6
United States
Residential mortgages	312	9	303	250	187	13.5	11.1	8.9
Consumer instalment and other personal
HELOC	344	19	325	204	179	14.5	9.1	8.5
Indirect Auto	133	5	128	76	24	5.7	3.4	1.2
Other	6	2	4	1	2	0.2	0.1	0.1
Credit card	123	94	29	98	3	1.3	4.3	0.1
Total personal	918	129	789	629	395	35.2	28.0	18.8
Real estate
Residential	85	6	79	98	133	3.5	4.4	6.3
Non-residential	168	14	154	205	191	6.9	9.1	9.1
Total real estate	253	20	233	303	324	10.4	13.5	15.4
Agriculture	1	–	1	1	2	–	0.1	0.1
Automotive	15	1	14	12	15	0.6	0.5	0.7
Financial	27	2	25	8	6	1.1	0.4	0.3
Food, beverage, and tobacco	10	1	9	10	7	0.4	0.4	0.3
Forestry	2	1	1	1	1	–	0.1	0.1
Government, public sector entities, and education	17	1	16	19	7	0.7	0.8	0.3
Health and social services	54	5	49	23	18	2.2	1.0	0.8
Industrial construction and trade contractors	32	6	26	46	40	1.2	2.1	1.9
Metals and mining	10	1	9	18	26	0.4	0.8	1.2
Pipelines, oil, and gas	–	–	–	–	4	–	–	0.2
Power and utilities	–	–	–	–	–	–	–	–
Professional and other services	93	9	84	68	41	3.7	3.0	2.0
Retail sector	89	9	80	99	70	3.6	4.4	3.4
Sundry manufacturing and wholesale	51	12	39	28	46	1.7	1.3	2.2
Telecommunications, cable, and media	18	2	16	12	10	0.7	0.5	0.5
Transportation	17	2	15	39	32	0.7	1.8	1.5
Other	7	2	5	12	14	0.3	0.5	0.7
Total business and government	696	74	622	699	663	27.7	31.2	31.6
Total United States	1,614	203	1,411	1,328	1,058	62.9	59.2	50.4
International
Business and government	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–
Total	$2,731	$487	$2,244	$2,243	$2,100	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			4.28%	4.83%	4.86%
1	Primarily based on the geographic location of the customer’s address.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the 2014 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 to the 2014 Consolidated Financial Statements.
4	Excludes trading loans with a fair value of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and amortized cost of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and loans designated at fair value through profit or loss of $5 million as at October 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 42

TABLE 33: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1,2,3]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2014	2013	2012	2014	2013	2012
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Atlantic provinces	$40	$7	$33	$34	$26	1.5%	1.5%	1.3%
British Columbia[4]	196	20	176	210	202	7.8	9.4	9.6
Ontario[4]	588	221	367	406	509	16.3	18.1	24.2
Prairies[4]	157	21	136	169	185	6.1	7.5	8.8
Québec	136	15	121	96	120	5.4	4.3	5.7
Total Canada[5]	1,117	284	833	915	1,042	37.1	40.8	49.6
United States
Carolinas (North and South)	81	13	68	49	23	3.0	2.2	1.1
Florida	110	14	96	75	38	4.3	3.4	1.8
New England[6]	490	64	426	430	369	19.0	19.2	17.6
New Jersey	373	45	328	301	252	14.6	13.4	12.0
New York	235	30	205	184	137	9.1	8.2	6.5
Pennsylvania	165	18	147	140	91	6.6	6.2	4.4
Other	160	19	141	149	148	6.3	6.6	7.0
Total United States[5]	1,614	203	1,411	1,328	1,058	62.9	59.2	50.4
Total	$2,731	$487	$2,244	$2,243	$2,100	100.0%	100.0%	100.0%
Net impaired loans as a %
of net loans[7]			0.46%	0.50%	0.52%
1	Primarily based on the geographic location of the customer’s address.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 to the 2014 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 to the 2014 Consolidated Financial Statements.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
5	Excludes trading loans with a fair value of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and amortized cost of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and loans designated at fair value through profit or loss of $5 million as at October 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
6	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
7	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries and disposals. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for individually significant impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows.

During 2014, counterparty-specific allowances increased by $7 million, or 2%, resulting in a total counterparty-specific allowance of $355 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, counterparty-specific allowances decreased by $17 million, or 11% from the prior year.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank’s personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2014, the collectively assessed allowance for individually insignificant impaired loans increased by $51 million, or 13%, resulting in a total of $442 million. Excluding FDIC covered loans and other acquired credit-impaired loans, the collectively assessed allowance for individually insignificant impaired loans increased by $55 million, or 18% from the prior year due primarily to the acquisition of the Target credit card portfolio.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 43

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management’s judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar credit risk characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

As at October 31, 2014 the collectively assessed allowance for incurred but not identified credit losses was $2,505 million, up from $2,328 million as at October 31, 2013. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $216 million, or 10% from the prior year.

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. Allowance for credit losses are further described in Note 8 to the Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total provision for credit losses of $1,557 million in 2014, compared with a total provision of $1,631 million in 2013. This amount comprised $1,484 million of counterparty-specific and individually insignificant provisions and $73 million in collectively assessed incurred but not identified provisions. The total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.33% from 0.38% in 2013 largely due to improved credit quality in the Canadian personal and U.S. commercial portfolios.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $789 million, a decrease of $76 million, or 9%, compared to 2013. Business and government loans required counterparty-specific and individually insignificant provisions of $84 million, an increase of $10 million, or 14%, compared to 2013. Business and government counterparty-specific and individually insignificant provisions were distributed across all industry sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $562 million, an increase of $226 million, or 67%, compared to 2013, primarily due to acquisition of the Target credit card portfolio. Business and government loans required counterparty-specific and individually insignificant provisions of $20 million, a decrease of $124 million, or 86%, compared to 2013 primarily due to improved credit performance in the real estate and financial sectors.

Geographically, 59% of counterparty-specific and individually insignificant provisions were attributed to Canada and 39% to the U.S. in 2014. Canadian counterparty-specific and individually insignificant provisions were concentrated in Ontario, which represented 46% of total counterparty-specific and individually insignificant provisions, down from 50% in 2013. U.S. counterparty-specific and individually insignificant provisions were concentrated in New England and New Jersey, representing 10% and 7%, respectively, of total counterparty-specific and individually insignificant provisions, up from 8% and 5% respectively in 2013.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 34: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)
	2014	2013	2012
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$168	$231	$447
Provision for credit losses – individually insignificant	1,849	1,644	1,415
Recoveries	(533)	(394)	(287)
Total provision for credit losses for counterparty-specific and individually insignificant	1,484	1,481	1,575
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	8	(53)	183
U.S. Retail	65	203	37
Other	—	—	—
Total provision for credit losses – incurred but not identified	73	150	220
Provision for credit losses	$1,557	$1,631	$1,795
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 44

TABLE 35: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)
	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2014	2013	2012	2014	2013	2012
Provision for credit losses – counterparty-specific and
individually insignificant
Canada
Residential mortgages[2]	$15	$16	$10	1.0%	1.1%	0.6%
Consumer instalment and other personal
HELOC	8	15	21	0.6	1.0	1.3
Indirect Auto	137	128	131	9.2	8.6	8.3
Other	167	221	261	11.3	14.9	16.6
Credit card	462	485	308	31.1	32.8	19.6
Total personal	789	865	731	53.2	58.4	46.4
Real estate
Residential	(1)	(4)	12	(0.1)	(0.3)	0.8
Non-residential	3	1	2	0.2	0.1	0.1
Total real estate	2	(3)	14	0.1	(0.2)	0.9
Agriculture	1	3	2	0.1	0.2	0.1
Automotive	2	2	4	0.1	0.1	0.2
Financial	1	–	6	0.1	–	0.4
Food, beverage, and tobacco	–	4	1	–	0.3	0.1
Forestry	–	–	1	–	–	0.1
Government, public sector entities, and education	–	1	–	–	0.1	–
Health and social services	2	(1)	1	0.1	(0.1)	0.1
Industrial construction and trade contractors	9	14	13	0.6	1.0	0.8
Metals and mining	2	–	6	0.1	–	0.4
Pipelines, oil, and gas	(2)	10	–	(0.1)	0.7	–
Professional and other services	31	3	9	2.1	0.2	0.6
Retail sector	19	33	16	1.2	2.2	1.0
Sundry manufacturing and wholesale	9	5	8	0.6	0.3	0.5
Telecommunications, cable, and media	1	(4)	19	0.1	(0.3)	1.2
Transportation	6	4	3	0.4	0.3	0.2
Other	1	3	2	0.1	0.2	0.1
Total business and government	84	74	105	5.6	5.0	6.7
Total Canada	873	939	836	58.8	63.4	53.1
United States
Residential mortgages	8	11	22	0.6	0.7	1.4
Consumer instalment and other personal
HELOC	38	54	93	2.5	3.7	5.9
Indirect Auto	148	166	111	10.0	11.2	7.1
Other	59	54	48	4.0	3.7	3.0
Credit card	309	51	45	20.8	3.4	2.9
Total personal	562	336	319	37.9	22.7	20.3
Real estate
Residential	(7)	–	72	(0.5)	–	4.6
Non-residential	(4)	35	66	(0.3)	2.4	4.2
Total real estate	(11)	35	138	(0.8)	2.4	8.8
Agriculture	–	(1)	1	–	(0.1)	0.1
Automotive	2	2	3	0.1	0.1	0.2
Financial	(13)	1	22	(0.9)	0.1	1.4
Food, beverage, and tobacco	(1)	1	5	(0.1)	0.1	0.3
Forestry	–	1	–	–	0.1	–
Government, public sector entities, and education	(1)	12	7	(0.1)	0.7	0.4
Health and social services	8	10	7	0.6	0.7	0.4
Industrial construction and trade contractors	6	6	19	0.4	0.4	1.2
Metals and mining	–	6	3	–	0.4	0.2
Pipelines, oil, and gas	–	(2)	1	–	(0.1)	0.1
Power and utilities	–	(1)	2	–	(0.1)	0.1
Professional and other services	7	24	7	0.5	1.6	0.4
Retail sector	3	24	26	0.2	1.6	1.7
Sundry manufacturing and wholesale	9	13	21	0.6	0.9	1.3
Telecommunications, cable, and media	–	3	8	–	0.2	0.5
Transportation	(2)	(5)	18	(0.1)	(0.3)	1.1
Other	13	15	12	0.9	1.0	0.8
Total business and government[2]	20	144	300	1.3	9.7	19.0
Total United States	582	480	619	39.2	32.4	39.3
Total excluding other loans	1,455	1,419	1,455	98.0	95.8	92.4
Other loans
Debt securities classified as loans	31	13	6	2.1	0.9	0.4
Acquired credit-impaired loans[3]	(2)	49	114	(0.1)	3.3	7.2
Total other loans	29	62	120	2.0	4.2	7.6
Total provision for credit losses – counterparty-specific and
individually insignificant	$1,484	$1,481	$1,575	100.0%	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	120	195	214
Debt securities classified as loans	(47)	(45)	6
Total provision for credit losses – incurred but not identified	73	150	220
Total provision for credit losses	$1,557	$1,631	$1,795
1	Primarily based on the geographic location of the customer’s address.
2	Excludes trading loans with a fair value of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and amortized cost of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and loans designated at fair value through profit or loss of $5 million as at October 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes all FDIC covered loans and other ACI loans.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 45

TABLE 36: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]
(millions of Canadian dollars, except as noted)
	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2014	2013	2012	2014	2013	2012
Canada
Atlantic provinces	$25	$24	$23	1.6%	1.5%	1.3%
British Columbia[2]	49	56	55	3.1	3.4	3.0
Ontario[2]	684	739	616	43.9	45.3	34.3
Prairies[2]	70	72	72	4.5	4.4	4.0
Québec	45	48	70	2.9	3.0	3.9
Total Canada[3]	873	939	836	56.0	57.6	46.5
United States
Carolinas (North and South)	36	17	12	2.3	1.0	0.7
Florida	43	28	17	2.8	1.7	0.9
New England[4]	147	120	208	9.4	7.4	11.6
New Jersey	98	74	92	6.3	4.5	5.1
New York	89	61	75	5.7	3.7	4.2
Pennsylvania	42	22	73	2.7	1.4	4.1
Other	127	158	142	8.2	9.7	7.9
Total United States[3]	582	480	619	37.4	29.4	34.5
International
Other	–	–	–	–	–	–
Total international	–	–	–	–	–	–
Total excluding other loans	1,455	1,419	1,455	93.4	87.0	81.0
Other loans	29	62	120	1.9	3.8	6.7
Total counterparty-specific and individually insignificant provision	1,484	1,481	1,575	95.3	90.8	87.7
Incurred but not identified provision	73	150	220	4.7	9.2	12.3
Total provision for credit losses	$1,557	$1,631	$1,795	100.0%	100.0%	100.0%

Provision for credit losses as a % of average	October 31	October 31	October 31
net loans and acceptances[5]	2014	2013	2012
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.72	0.80	0.67
Business and government	0.13	0.12	0.21
Total Canada	0.25	0.29	0.27
United States
Residential mortgages	0.04	0.06	0.15
Credit card, consumer instalment and other personal	1.54	1.07	1.30
Business and government	0.03	0.28	0.67
Total United States	0.49	0.48	0.75
International	–	–	–
Total excluding other loans	0.31	0.33	0.37
Other loans	0.59	0.85	1.18
Total counterparty-specific and individually insignificant provision	0.32	0.34	0.39
Incurred but not identified provision	0.02	0.03	0.06
Total provision for credit losses as a % of average
net loans and acceptances	0.33%	0.38%	0.45%
1	Primarily based on the geographic location of the customer’s address.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	Excludes trading loans with a fair value of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and amortized cost of $10 billion as at October 31, 2014 (October 31, 2013 – $10 billion), and loans designated at fair value through profit or loss of $5 million as at October 31, 2014 (October 31, 2013 – $9 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes customers’ liability under acceptances.

Non-Prime Loans

As at October 31, 2014, the Bank had approximately $2.4 billion (October 31, 2013 – $2.4 billion), gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the annual PCL divided by the average month-end loan balance, was approximately 3.70% on an annual basis (October 31, 2013 – 3.38%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 46

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 37: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
												As at
	Loans and Commitments[1]				Derivatives, Repos, and Securities Lending[2]				Trading and Investment Portfolio[3],[4]				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
											October 31, 2014
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	232	5	237	–	–	3	3	9	12	9	30	270
Ireland	–	–	–	–	14	–	417	431	–	–	–	–	431
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	35	6	65	106	–	–	32	32	11	3	1	15	153
Total GIIPS	35	238	70	343	14	–	452	466	20	15	10	45	854
Rest of Europe
France	481	40	88	609	133	168	974	1,275	93	1,792	118	2,003	3,887
Germany	954	474	159	1,587	320	673	480	1,473	220	6,094	137	6,451	9,511
Netherlands	416	145	427	988	362	227	224	813	36	2,932	606	3,574	5,375
Sweden	–	76	101	177	–	30	30	60	4	621	539	1,164	1,401
Switzerland	854	–	198	1,052	19	–	611	630	68	–	74	142	1,824
United Kingdom	1,568	1,772	156	3,496	567	227	3,641	4,435	197	704	4,241	5,142	13,073
Other[6]	107	137	69	313	162	220	330	712	33	1,734	75	1,842	2,867
Rest of Europe	4,380	2,644	1,198	8,222	1,563	1,545	6,290	9,398	651	13,877	5,790	20,318	37,938
Total Europe	$4,415	$2,882	$1,268	$8,565	$1,577	$1,545	$6,742	$9,864	$671	$13,892	$5,800	$20,363	$38,792

											October 31, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	121	2	123	–	–	3	3	11	1	12	24	150
Ireland	–	–	–	–	–	–	12	12	–	–	1	1	13
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	116	–	47	163	5	–	13	18	8	–	213	221	402
Total GIIPS	116	121	49	286	5	–	31	36	19	1	226	246	568
Rest of Europe
France	435	–	49	484	60	137	1,141	1,338	82	1,878	152	2,112	3,934
Germany	923	327	50	1,300	250	1,931	722	2,903	188	4,895	65	5,148	9,351
Netherlands	417	158	404	979	291	148	257	696	56	5,041	846	5,943	7,618
Sweden	–	44	80	124	–	23	22	45	3	707	474	1,184	1,353
Switzerland	787	–	86	873	–	–	707	707	27	–	237	264	1,844
United Kingdom	1,240	7,590	238	9,068	453	107	2,784	3,344	144	490	4,748	5,382	17,794
Other[6]	110	155	40	305	94	150	322	566	79	1,579	151	1,809	2,680
Rest of Europe	3,912	8,274	947	13,133	1,148	2,496	5,955	9,599	579	14,590	6,673	21,842	44,574
Total Europe	$4,028	$8,395	$996	$13,419	$1,153	$2,496	$5,986	$9,635	$598	$14,591	$6,899	$22,088	$45,142
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2014, or October 31, 2013.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $5.6 billion for GIIPS (October 31, 2013 – $1 billion) and $34.4 billion for the rest of Europe (October 31, 2013 – $28 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.3 billion (October 31, 2013 – $2 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2014, and October 31, 2013.
5	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2013 – $0.3 billion).
6	Other European exposure is distributed across 12 countries (October 31, 2013 – 13 countries), each of which has a net exposure below $1 billion as at October 31, 2014, and October 31, 2013.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 47

TABLE 38: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)
	As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	October 31, 2014
GIIPS
Greece	$–	$–	$–
Italy	233	4	237
Ireland	–	–	–
Portugal	–	–	–
Spain	18	88	106
Total GIIPS	251	92	343
Rest of Europe
France	190	419	609
Germany	672	915	1,587
Netherlands	506	482	988
Sweden	173	4	177
Switzerland	353	699	1,052
United Kingdom	1,872	1,624	3,496
Other[3]	158	155	313
Rest of Europe	3,924	4,298	8,222
Total Europe	$4,175	$4,390	$8,565

		October 31, 2013
GIIPS
Greece	$–	$–	$–
Italy	122	1	123
Ireland	–	–	–
Portugal	–	–	–
Spain	63	100	163
Total GIIPS	185	101	286
Rest of Europe
France	23	461	484
Germany	405	895	1,300
Netherlands	395	584	979
Sweden	120	4	124
Switzerland	270	603	873
United Kingdom	7,703	1,365	9,068
Other[3]	189	116	305
Rest of Europe	9,105	4,028	13,133
Total Europe	$9,290	$4,129	$13,419
1	Includes interest-bearing deposits with banks, funded loans, and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 12 countries (October 31, 2013 – 13 countries), each of which has a net exposure including Loans and Commitments, Derivatives, Repos and Securities Lending, and Trading and Investment Portfolio below $1.0 billion as at October 31, 2014, and October 31, 2013.

Of the Bank’s European exposure, approximately 97% (October 31, 2013 – 98%) is to counterparties in countries rated AAA/AA+ by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $5.2 billion (October 31, 2013 – $4.9 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $1.9 billion (October 31, 2013 – $791 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $11 million (October 31, 2013 – $7 million) invested in European diversified investment funds.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 48

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the MBNA Canada, Target, and Aeroplan credit card portfolios. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2014, and October 31, 2013.

TABLE 39: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)
						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					October 31, 2014
FDIC-assisted acquisitions	$699	$660	$2	$49	$609	87.1%
South Financial	1,090	1,046	6	40	1,000	91.7
Other[2]	36	7	–	–	7	19.4
Total ACI loan portfolio	$1,825	$1,713	$8	$89	$1,616	88.5%

					October 31, 2013
FDIC-assisted acquisitions	$836	$787	$5	$55	$727	87.0%
South Financial	1,700	1,619	19	38	1,562	91.9
Other[2]	105	79	–	–	79	75.2
Total ACI loan portfolio	$2,641	$2,485	$24	$93	$2,368	89.7%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada, Target, and Aeroplan.

During the year ended October 31, 2014, the Bank recorded a recovery of $2 million in provision for credit losses on ACI loans (2013 – provision for credit losses of $49 million, 2012 – provision for credit losses of $114 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 40: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)
	As at
	October 31, 2014		October 31, 2013
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,540	84.4%	$2,239	84.8%
30-89 days past due	60	3.3	78	2.9
90 or more days past due	225	12.3	324	12.3
Total ACI loans	$1,825	100.0%	$2,641	100.0%

Geographic region
Florida	$1,101	60.3%	$1,505	57.0%
South Carolina	535	29.3	772	29.2
North Carolina	143	7.9	241	9.1
Other U.S./Canada	46	2.5	123	4.7
Total ACI loans	$1,825	100.0%	$2,641	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank’s debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2014, was US$52 million (October 31, 2013 – US$94 million). The total provision for credit losses recognized in 2014 was a decrease of US$14 million (2013 – US$30 million decrease, 2012 – US$12 million increase).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2014, and October 31, 2013. As at October 31, 2014, the balance of the remaining acquisition-related incurred loss was US$187 million (October 31, 2013 – US$226 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 49

TABLE 41: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)
				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				October 31, 2014
Non-Agency CMOs	$1,748	$1,523	$241	$1,282	73.3%

				October 31, 2013
Non-Agency CMOs	$2,075	$1,770	$260	$1,510	72.8%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 13% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting (October 31, 2013 – 13%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 42: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)
					As at
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					October 31, 2014
2003	$58	$65	$64	$68	$122	$133
2004	79	89	24	27	103	116
2005	300	361	23	26	323	387
2006	226	257	113	126	339	383
2007	310	371	137	152	447	523
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$973	$1,143	$361	$399	$1,334	$1,542
Less: allowance for incurred but not identified
credit losses					52
Total					$1,282

					October 31, 2013
2003	$81	$90	$85	$93	$166	$183
2004	96	107	30	33	126	140
2005	358	415	30	33	388	448
2006	255	285	134	150	389	435
2007	364	416	171	184	535	600
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$1,154	$1,313	$450	$493	$1,604	$1,806
Less: allowance for incurred but not identified
credit losses					94
Total					$1,510
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 50

Group Financial Condition

Capital Position

TABLE 43: CAPITAL STRUCTURE AND RATIOS – BASEL III[1,2]
(millions of Canadian dollars, except as noted)
	2014	2013
Common Equity Tier 1 Capital (CET1)
Common shares plus related contributed surplus	$19,961	$19,341
Retained earnings	27,585	24,565
Accumulated other comprehensive income	4,936	3,166
Common Equity Tier 1 Capital before regulatory adjustments	52,482	47,072

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(16,709)	(13,280)
Intangibles (net of related tax liability)	(2,355)	(2,097)
Deferred tax assets excluding those arising from temporary differences	(485)	(519)
Cash flow hedge reserve	(711)	(1,005)
Shortfall of provisions to expected losses	(91)	(116)
Gains and losses due to changes in own credit risk on fair valued liabilities	(98)	(89)
Defined benefit pension fund net assets (net of related tax liability)	(15)	(389)
Investment in own shares	(7)	(183)
Significant investments in the common stock of banking, financial, and insurance entities that are outside
the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	(1,046)	(3,572)
Total regulatory adjustments to Common Equity Tier 1 Capital	(21,517)	(21,250)
Common Equity Tier 1 Capital	30,965	25,822

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	1,001	–
Directly issued capital instruments subject to phase out from Additional Tier 1	3,941	5,524
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	444	552
Additional Tier 1 Capital instruments before regulatory adjustments	5,386	6,076

Additional Tier 1 Capital instruments regulatory adjustments
Significant investments in the capital of banking, financial, and insurance entities that are outside
the scope of regulatory consolidation, net of eligible short positions	(352)	(352)
Total regulatory adjustments to Additional Tier 1 Capital	(352)	(352)
Additional Tier 1 Capital	5,034	5,724
Tier 1 Capital	35,999	31,546

Tier 2 Capital instruments and provisions
Directly issued capital instruments subject to phase out from Tier 2	6,773	7,564
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	237	297
Collective allowances	1,416	1,472
Tier 2 Capital before regulatory adjustments	8,426	9,333

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments	–	(19)
Significant investments in the capital of banking, financial, and insurance entities that are outside
consolidation, net of eligible short positions	(170)	(170)
Total regulatory adjustments to Tier 2 Capital	(170)	(189)
Tier 2 Capital	8,256	9,144
Total Capital	44,255	40,690

Risk-weighted assets[3]
Common Equity Tier 1 Capital	$328,393	$286,355
Tier 1 Capital	329,268	286,355
Total Capital	330,581	286,355
Capital Ratios and Multiples[4]
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	9.4%	9.0%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	10.9	11.0
Total Capital (as percentage of Total Capital risk-weighted assets)	13.4	14.2
Asset-to-capital multiple	19.1	18.2
[1]	Capital position calculated using the “all-in” methodology.
[2]	Prior to 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
[3]	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively.
[4]	The “all-in” basis of regulatory reporting includes all of the regulatory adjustments that will be required by 2019, except the asset-to-capital multiple which is calculated under “transitional” basis.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 51

TABLE 44: CAPITAL STRUCTURE AND RATIOS – BASEL II
(millions of Canadian dollars, except as noted)
2012
Tier 1 Capital
Common shares	$18,525
Contributed surplus	196
Retained earnings	21,763
Fair value (gain) loss arising from changes in the institution's own credit risk	(2)
Net unrealized foreign currency translation gains (losses) on investment in
subsidiaries, net of hedging activities	(426)
Preferred shares[1]	3,394
Innovative instruments[1]	3,700
Adjustments for transition to measurement under IFRS	387
Gross Tier 1 Capital	47,537
Goodwill and intangibles in excess of 5% limit	(12,311)
Net Tier 1 Capital	35,226
Securitization – other	(650)
50% shortfall in allowance[2]	(103)
50% substantial investments	(2,731)
Investment in insurance subsidiaries	(753)
Adjusted Net Tier 1 Capital	30,989
Tier 2 Capital
Innovative instruments	26
Subordinated notes and debentures (net of amortization and ineligible)	11,198
Eligible collective allowance (re-standardized approach)	1,142
Accumulated net after-tax unrealized gain on available-for-sale equity securities in other comprehensive income	99
Securitization – other	(1,272)
50% shortfall in allowance[2]	(103)
50% substantial investments	(2,731)
Investment in insurance subsidiaries	(753)
Total Tier 2 Capital	7,606
Total Regulatory Capital	$38,595

Regulatory Capital Ratios and Multiples
Tier 1 Capital ratio[3]	12.6%
Total Capital ratio[3]	15.7%
Asset-to-capital multiple	18.0
1	Effective 2012, in accordance with IAS 32, Financial Instruments: Presentation, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 Capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 Capital.
2	When expected loss as calculated within the Internal Risk Based (IRB) approach exceeds total allowance for credit losses, the difference is deducted 50% from Tier 1 Capital and 50% from Tier 2 Capital. When expected loss as calculated within the IRB approach is less than the total allowance for credit losses, the difference is added to Tier 2 Capital.
3	OSFI's target Tier 1 and Total Capital ratios for Canadian banks are 7% and 10%, respectively.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 52

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
– the Bank’s Risk Appetite Statement (RAS);
– capital requirements defined by relevant regulatory authorities; and
– the Bank’s internal assessment of capital requirements consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
– insulate the Bank from unexpected events; and
– support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

The Enterprise Capital Management department manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors (the "Board") oversees capital adequacy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the "Managing Risk" section of this document. Within the Bank’s measurement framework, its objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well-founded and consistent with its overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and the Bank’s investment in TD Ameritrade.

Please refer to the Risk-Weighted Assets section below for a breakdown of the Bank’s economic capital by business segment, and Pillar I and Pillar II risks.

REGULATORY CAPITAL

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1 and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 Capital. CET1 Capital also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 Capital is mainly comprised of subordinated debt, certain loan loss allowances, and minority interests in subsidiaries’ Tier 2 instruments. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total Capital by their respective RWAs6.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is phased in over a five year period, given the delays in the implementation of Basel III standards in the U.S. and European Union countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital charge, OSFI believed a coordinated start with the two most significant jurisdictions in the global derivatives market was warranted. The CVA capital charge phase-in is based on a scalar approach whereby a CVA capital charge of 57% applies in 2014 for the CET1 calculation. This percentage will increase to 64% for 2015 and 2016, 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions (NVCC Provisions) to qualify as regulatory capital. NVCC Provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of the non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC Provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

[6]	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 57%, 65% and 77% respectively.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 53

The CAR guideline contains two methodologies for capital ratio calculation: (1) the “transitional” method; and (2) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total Capital ratios, based on the “all-in” method, are 4.5%, 6% and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian banks as D-SIBs, for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% commencing January 1, 2016. In July 2013, the BCBS issued an update to the final rules on G-SIBs. The update provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI’s draft Advisory issued February 2014, the six Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework for 2014 year-end data by no later than the date of the bank’s first quarter 2015 public disclosure of shareholder financial data. Public disclosure of data for year-ends subsequent to 2014 is required no later than the date of the bank’s annual disclosure of shareholder financial data.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis
Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 Capital ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

OSFI continues to require Canadian banks to meet the assets-to-capital multiple (ACM) requirement until December 31, 2014, when it will be replaced by the Basel III leverage ratio. The ACM is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by Total Capital.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, National Association (TD Bank, N.A.), including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

As at October 31, 2014, the Bank’s CET1, Tier 1, and Total Capital ratios were 9.4%, 10.9%, and 13.4%, respectively. Compared with the Bank’s CET1 Capital ratio of 9.0% as at October 31, 2013, the October 31, 2014, CET1 Capital ratio increased primarily as a result of strong retained earnings growth, common share issuance through participation in the Bank’s dividend reinvestment plan, and exercise of stock options, partially offset by an increase in RWAs across all business segments including $6.2 billion CVA charge within Wholesale Bank and U.S. Retail segments. The CVA capital add-on charge represents approximately 32 bps, of which 57% (or 18 bps) is included in the 2014 CET1 Capital ratio, per OSFI’s determined scalar phase-in. As at October 31, 2014, CET1, Tier 1, and Total Capital RWA include 57%, 65%, and 77%, of the CVA charge, respectively. During the year, the Bank generated approximately $4.5 billion of CET1 Capital through organic growth and balance sheet optimization activities. In 2014, the Bank was able to fund acquisitions, support business growth, and improve the Bank’s capital position largely without raising additional capital.

Common Equity Tier 1 Capital

CET1 Capital was $31 billion as at October 31, 2014. Strong earnings contributed to the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $538 million under the dividend reinvestment plan and from stock option exercises. The growth in CET1 Capital is partially offset by share repurchases and the impact of acquisitions during the year.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $36 billion as at October 31, 2014, consisting of CET1 Capital and Additional Tier 1 Capital of $31 billion and $5 billion, respectively. Capital management funding activities during the year consisted of the issuance of $500 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 and $500 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series 3, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability, and the redemption of $425 million Class A First Preferred Shares, Series O and 5-Year Rate Reset Preferred Shares, Series AA, Series AC, Series AE, Series AG, Series AI and Series AK, totaling $1.8 billion. TD announced on February 7, 2011, that, based on OSFI’s February 4, 2011, Advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2014, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

Tier 2 Capital was $8.3 billion as at October 31, 2014. In August 2014, the 10.05% subordinated notes of the Bank matured. There were no other redemptions or issuances of Tier 2 Capital instruments in 2014.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 54

Internal Capital Adequacy Assessment Process

The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas who together help determine the Bank's internal capital adequacy assessment. This assessment ultimately represents the capacity to bear risk in congruence with the Bank’s risk profile and RAS. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Enterprise Capital Management monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements.

DIVIDENDS

The Bank’s dividend policy is approved by the Board. At October 31, 2014, the quarterly dividend was $0.47 per share, consistent with the Bank’s current target payout range of 40 to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $1.84 per share (2013 – $1.62). For cash dividends payable on the Bank’s preferred shares, see Notes 21 and 37 to the Consolidated Financial Statements. As at October 31, 2014, 1,845 million common shares were outstanding (2013 – 1,835 million). The Bank’s ability to pay dividends is subject to the Bank Act (Canada) and the requirements of OSFI. See Note 21 to the Consolidated Financial Statements for further details on dividend restrictions.

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid to repurchase, for cancellation, up to 24 million of the Bank’s common shares. The bid commenced on June 21, 2013, and expired in accordance with its terms in June 2014. During the year ended October 31, 2014, the Bank repurchased 4 million common shares under this bid at an average price of $54.15 for a total amount of $220 million. During the year ended October 31, 2013, the Bank repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780 million.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 55

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA is included in the following table.

TABLE 45: COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS[1]
(millions of Canadian dollars)
		As at
	October 31, 2014	October 31, 2013
Credit risk
Retail
Residential secured	$25,910	$23,895
Qualifying revolving retail	12,016	12,588
Other retail	52,018	47,504
Non-retail
Corporate	118,571	99,608
Sovereign	3,999	3,340
Bank	11,949	12,198
Securitization exposures	12,014	10,894
Equity exposures	926	885
Exposures subject to standardized or IRB approaches	237,403	210,912
Adjustment to IRB RWA for scaling factor	5,842	5,463
Other assets not included in standardized or IRB approaches	32,680	23,177
Total credit risk	275,925	239,552
Market risk
Trading book	14,376	11,734
Operational risk
Standardized approach	38,092	35,069
Total	$328,393	$286,355
1	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively.

During the year, RWA increased $42 billion, primarily due to higher RWA requirements with transition to Basel III and organic growth in the retail and commercial businesses in both Canada and the U.S. The new rules required a capital charge add-on for derivatives credit valuation adjustment effective January 1, 2014.

TABLE 46: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for non-counterparty credit risk and counterparty credit risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)
			For the three months ended
		October 31, 2014		July 31, 2014
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$249.1	$16.4	$246.1	$17.6
Book size	4.0	1.3	5.8	(1.2)
Book quality	(0.3)	–	(0.9)	–
Model updates	(0.1)	–	(0.6)	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	5.2	0.2	(0.7)	–
Other	0.1	–	(0.6)	–
Total RWA movement	8.9	1.5	3.0	(1.2)
Common Equity Tier 1 Capital RWA, balance at
end of period	$258.0	$17.9	$249.1	$16.4

Counterparty credit risk comprises OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 57%).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, current and deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the fourth quarter of 2014, is mainly due to growth in derivatives, corporate, and commercial loans in the Wholesale and U.S. Retail segments and across various portfolios in the Canadian Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in the U.S. Retail segment.

The Other category consists of items not described in the above categories including changes in exposures not included under advanced or standardized methodologies such as prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 56

TABLE 47: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for market risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)
	For the three months ended
	October 31, 2014	July 31, 2014
RWA, balance at beginning of period	$13.7	$12.8
Movement in risk levels	0.9	0.7
Model updates	(0.2)	0.2
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	0.7	0.9
RWA, balance at end of period	$14.4	$13.7
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Increases in Canadian provincial bonds drove the increase in contribution to RWA.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope. Updates to the Bank's model to incorporate changes to the treatment of TD's own debt, and improvements in the quality of the data underlying the model, drove the changes.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 48: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for operational risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)
	For the three months ended
	October 31, 2014	July 31, 2014
RWA, balance at beginning of period	$37.5	$36.7
Revenue generation	0.6	0.8
RWA, balance at end of period	$38.1	$37.5

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 57

ECONOMIC CAPITAL AND RISK WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank’s regulatory capital and economic capital as at October 31, 2014. Regulatory Capital reflects the RWA required for Pillar I risks only, namely credit, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital required for risks captured under the regulatory framework and includes those risks identified as Basel II Pillar II risks which are not captured within the assessment of RWA and are described in the “Economic Capital” section of this document. Economic capital is also assessed at a higher confidence level which is consistent with the Bank’s overall target debt rating. The differences between economic capital and regulatory capital in the following figure are predominately due to the additional Pillar II risks captured under economic capital and the variance in confidence level. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

Economic Capital (%)
CET1 RWA [2]
TD Bank Group
Credit Risk 66%
Market Risk 6%
Operational Risk 11%
Other Risks 17%
Credit Risk: $275,925
Market Risk: $14,376
Operational Risk: $38,092
Corporate
Canadian Retail
U.S. Retail[1]
Wholesale Banking
• Personal Deposits
• Consumer Lending
• Credit Cards and Merchant Services
• Auto Finance
• Commercial Banking
• Small Business Banking
• Direct Investing
• Advice-based Wealth Business
• Asset Management
• Insurance
• Personal Deposits
• Consumer Lending
• Credit Cards Services
• Auto Finance
• Commercial Banking
• Small Business Banking
• Advice–based Wealth Business
• Asset Management
• TD Ameritrade
• Investment Banking and Capital Markets
• Corporate Banking
• Equity Investments
• Treasury and Balance Sheet Management
• Other Control Functions
Economic Capital (%)
Credit Risk 65%
Market Risk 1%
Operational Risk 17%
Other Risks 17%
Credit Risk 65%
Market Risk 5%
Operational Risk 7%
Other Risks[1] 23%
Credit Risk 72%
Market Risk 16%
Operational Risk 7%
Other Risks 5%
Credit Risk 55%
Market Risk 6%
Operational Risk 16%
Other Risks 23%
CET1 RWA [2]
Credit Risk: $78,583
Market Risk: $0
Operational Risk: $21,647
Credit Risk: $146,328
Market Risk: $0
Operational Risk: $11,432
Credit Risk: $42,084
Market Risk: $14,376
Operational Risk: $4,497
Credit Risk: $8,930
Market Risk: $0
Operational Risk: $516

[1] U.S. Retail includes TD Ameritrade in Other Risks
[2] Amounts are in millions of Canadian dollars

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 58

TABLE 49: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)
		As at
	October 31, 2014	October 31, 2013
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,846.2	1,838.9
Treasury shares – common	(1.6)	(3.9)
Total common shares	1,844.6	1,835.0
Stock options
Vested	7.1	8.8
Non-vested	12.3	13.2
Series O2	–	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S3	5.4	5.4
Series T3	4.6	4.6
Series Y4	5.5	5.5
Series Z4	4.5	4.5
Series AA5	–	10.0
Series AC6	–	8.8
Series AE7	–	12.0
Series AG8	–	15.0
Series AI9	–	11.0
Series AK10	–	14.0
Series 1[11]	20.0	–
Series 3[12]	20.0	–
Total preferred shares – equity	88.0	135.8
Treasury shares – preferred	–	(0.1)
Total preferred shares	88.0	135.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Note 21 to the Consolidated Financial Statements.
2	On October 31, 2014, the Bank redeemed all of its outstanding Class A First Preferred Shares, Series O, at a redemption price of $25 per share.
3	On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.
4	On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z of the Bank.
5	On January 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AA, at a redemption price of $25 per share.
6	On January 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AC, at a redemption price of $25 per share.
7	On April 30, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AE, at a redemption price of $25 per share.
8	On April 30, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AG, at a redemption price of $25 per share.
9	On July 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AI, at a redemption price of $25 per share.
10	On July 31, 2014, the Bank redeemed all of its outstanding 5-Year Rate Reset Preferred Shares, Series AK, at a redemption price of $25 per share.
11	On June 4, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Series 1 shares) for gross cash consideration of $500 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 1 shares, and assuming there are no declared and unpaid dividends on the Series 1 shares or Series 2 shares, as applicable, would be 100 million.
12	On July 31, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 3 (Series 3 shares) for gross cash consideration of $500 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 3 shares, and assuming there are no declared and unpaid dividends on the Series 3 shares or Series 4 shares, as applicable, would be 100 million.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 59

FUTURE CHANGES IN BASEL

Future Regulatory Capital Developments

In December 2013, BCBS published a second consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies for calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. While the second consultative document yields capital requirements that are lower than those produced in the first consultative document, it would still generally increase the current risk weights of securitization exposures.

In January 2014, the BCBS issued an update to the exposure measure calculation and disclosure requirements of the Basel III leverage ratio framework. The leverage ratio was initially announced in the Basel III framework in December 2010 and, similar to the ACM, is intended to serve as a supplementary measure to risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. The January 2014 update made changes to the exposure measure calculation which are expected to result in a favourable impact to the Bank’s Basel III leverage ratio. In July 2014, TD received its authorized leverage ratio from OSFI, which has been communicated on a bilateral basis. In October 2014, OSFI released its final guideline for the Leverage Ratio Requirements and replaces the ACM with the leverage ratio on January 1, 2015. While the Basel III leverage ratio has been reported to OSFI on a bilateral basis since 2013, public disclosure of the ratio will commence as part of TD’s first quarter 2015 reporting. The Bank expects to meet OSFI's authorized leverage ratio as at January 1, 2015.

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs. Refer to the section on "Regulatory Developments Concerning Liquidity and Funding" in this document for more details.

As part of adopting final Basel III rules in the U.S., effective January 1, 2014, the Bank’s U.S. holding company and major U.S. retail bank subsidiaries commenced reporting available regulatory capital on a U.S. Basel III basis. RWA will continue to be reported according to the U.S. general risk-based capital rules (namely "Basel I"), until January 1, 2015, when the Bank’s U.S. holding company and major U.S. retail bank subsidiaries will report both available regulatory capital and RWA on a U.S. Basel III basis.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top-tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interest by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 60

Group FINANCIAL condition

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. See Note 2 to the Consolidated Financial Statements for further information regarding the accounting for SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, automobile loans, and credit card loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Notes 9 and 10 to the Consolidated Financial Statements for further information.

TABLE 50: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)
					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				October 31, 2014
Residential mortgage loans	$23,796	$–	$–	$9,765	$–
Consumer instalment and other personal loans[2]	–	–	6,081	–	–
Credit card loans[2]	–	–	–	–	–
Business and government loans	2	–	–	2,031	44
Total exposure	$23,798	$–	$6,081	$11,796	$44

				October 31, 2013
Residential mortgage loans	$23,157	$–	$–	$16,229	$–
Consumer instalment and other personal loans[2]	–	–	6,141	–	–
Credit card loans[2]	–	–	300	–	–
Business and government loans	35	–	–	2,322	52
Total exposure	$23,192	$–	$6,441	$18,551	$52
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2014, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2014, the SPEs had $4 billion of issued commercial paper outstanding (October 31, 2013 – $5 billion) and $2 billion of issued notes outstanding (October 31, 2013 – $1 billion). As at October 31, 2014, the Bank’s maximum potential exposure to loss for these conduits was $6 billion (October 31, 2013 – $6 billion) of which $1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2013 – $1 billion).

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 61

Credit Card Loans

The Bank securitizes credit card loans through a consolidated SPE as it serves as a financing vehicle for the Bank’s assets; the Bank has power over the key economic decisions of the SPE and is exposed to the majority of the residual risks of the SPE. As at October 31, 2014, the consolidated SPE had no issued notes outstanding as the remaining notes matured during the third quarter of 2014 (October 31, 2013 – $0.6 billion). As at October 31, 2014, the Bank’s maximum potential exposure to loss for this SPE was nil (October 31, 2013 – $0.6 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third-Party Originated Assets

Significant Consolidated Special Purpose Entities

The Bank has a securitization exposure to certain third-party originated assets through a consolidated SPE. The Bank consolidates the SPE since TD has power over the key economic decisions of the SPE, it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at October 31, 2014, the consolidated SPE had $524 million (October 31, 2013 – $312 million) of assets secured by underlying trade receivables originated in the U.S. The weighted-average life of these assets is 2.4 years (October 31, 2013 – 3.4 years). The Bank's maximum potential exposure to loss due to its funding of the SPE as at October 31, 2014, was $524 million (October 31, 2013 – $312 million). As at October 31, 2014, the funding is provided primarily through a senior facility that has an AA rating from the credit rating agency. Further, as at October 31, 2014, the Bank had committed to provide an additional $96 million (October 31, 2013 – $53 million) in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third-party originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.9 billion as at October 31, 2014 (October 31, 2013 – $9.8 billion). Further, as at October 31, 2014, the Bank had committed to provide an additional $1.4 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2013 – $2 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of TD-administered multi-seller ABCP conduits are included in the following table.

TABLE 51: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)
			As at
	October 31, 2014		October 31, 2013
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1,3]	(years)[2]
Residential mortgage loans	$6,395	3.3	$5,701	2.9
Credit card loans	–	–	–	–
Automobile loans and leases	1,777	1.3	2,208	1.3
Equipment loans and leases	–	–	–	–
Trade receivables	1,753	1.7	1,887	2.3
Total exposure	$9,925	2.7	$9,796	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.
3	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

As at October 31, 2014, the Bank held $1.3 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2013 – $1.7 billion).

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $564 million as at October 31, 2014 (October 31, 2013 – $521 million), of which nil has been drawn (October 31, 2013 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at October 31, 2014, these assets have maintained ratings from various credit rating agencies, with a minimum rating of AA.

The Bank did not have any exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2014, and October 31, 2013.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 62

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 29 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit" in Note 29 to the Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at October 31, 2014, was not significant (October 31, 2013 – not significant).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 29 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 63

Group FINANCIAL condition

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

TABLE 52: LOANS TO KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES
(millions of Canadian dollars)
		As at
	October 31	October 31
	2014	2013
Personal loans, including mortgages	$4	$3
Business loans	262	181
Total	$266	$184

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 to the Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

(1) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its former Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD.

The following is a description of significant transactions of the Bank and its affiliates with TD Ameritrade.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $895 million in 2014 (2013 – $821 million; 2012 – $834 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $80 billion in 2014 (2013 – $70 billion; 2012 – $60 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2014, amounts receivable from TD Ameritrade were $103 million (October 31, 2013 – $54 million). As at October 31, 2014, amounts payable to TD Ameritrade were $104 million (October 31, 2013 – $103 million).

(2) TRANSACTIONS WITH SYMCOR INC.

The Bank has one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During fiscal 2014, the Bank paid $122 million (2013 – $128 million; 2012 – $128 million) for these services. As at October 31, 2014, the amount payable to Symcor was $10 million (October 31, 2013 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2014, and October 31, 2013.

Group FINANCIAL condition

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, and derivative instruments; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans, and securities designated at fair value through profit or loss, securities classified as available-for-sale, and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” – Determination of Fair Value section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

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RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

TOP AND EMERGING RISKS THAT MAY AFFECT THE BANK AND FUTURE RESULTS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. Many of the risks are beyond the Bank’s control and their effects, which can be difficult to predict, could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model.

Risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions
TD and customers of the Bank operate in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the risks.

Executing on Key Priorities and Strategies

The Bank regularly has a number of priorities and strategies, including as detailed in each segment's "Business Segment Analysis" section of this document, which may include large scale initiatives that are at various stages of development or implementation. Examples include new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements or enhancement of existing technology. Risk can be elevated due to the size, scope, and complexity of projects, the limited timeframes to complete the projects and competing priorities for limited, specialized resources.

In respect of acquisitions, the Bank undertakes thorough due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that TD will achieve its objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration. In general, while significant management attention is in place on the governance, oversight, methodology, tools, and resources to manage our priorities and strategies, our ability to execute on them are dependent on a number of assumptions and factors. These include those set out in the "Business Outlook" and "Risk Management" sections of this document, as well as on disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank's control and are difficult to predict.

If any of the Bank's acquisition, strategic plans or priorities do not meet with success, there could be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.

Technology and Information Security Risk
Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by socio political entities, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank's technologies, systems and networks, and those of our customers and the third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber-attacks such as targeted attacks on banking systems and applications, malicious software, denial of service attacks, phishing attacks and theft of data. The Bank actively monitors, manages and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs, industry best practices, and robust threat and vulnerability assessments and responses. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such risks, particularly because the techniques used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As such, with any attack, breach or compromise of technology or information systems, hardware or related processes, the Bank may experience, among other things, financial loss, a loss of customer or business opportunities, disruption to operations, misappropriation or unauthorized release of confidential, financial or personal information, litigation, regulatory penalties or intervention, remediation, investigation or restoration cost, and reputational damage.

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Evolution of Fraud and Criminal Behaviour
The Bank is routinely exposed to various types of fraud. The sophistication, complexity and materiality of these crimes is evolving quickly. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such other parties including financial statements and financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. In addition to the risk of material loss that could result in the event of a financial crime, client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank’s fraud defenses and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defenses that will help achieve an enhanced position to combat more complex fraud.

Third Party Service Providers
The Bank recognizes the value of using third parties to support its business, as they provide access to leading processes and solutions, specialized expertise, innovation, economies of scale and operational efficiencies. However, they also create a reliance upon the continuity, reliability and security of these relationships and their associated processes, people and facilities. As the financial services industry and its supply chains become more complex, the need for robust, sophisticated controls and ongoing oversight also grows. Just as the Bank's own services, information technology, facilities and processes could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, and criminal or terrorist acts (such as cyber-attacks) each of its suppliers may be exposed to similar risks which could in turn impact the Bank’s operations. Such adverse effects could limit TD’s ability to deliver products and services to customers, and/or damage the Bank’s reputation. Consequently, the Bank has established expertise and resources dedicated to third party supplier risk management, and policies and procedures governing third party relationships from the point of selection through the life cycle of both the relationship and the good or service. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

Introduction of New and Changes to Current Laws and Regulations
The introduction of new, and changes to current laws and regulations, changes in interpretation of existing laws and regulations, judicial decisions, as well as the fiscal, economic and monetary policies of various regulatory agencies in Canada and the U.S. and other countries internationally, and changes in their interpretation or implementation, could adversely affect TD’s operations and profitability. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; and increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions). In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a United States federal law, was signed into law on July 21, 2010. It requires significant structural reform to the U.S. financial services industry and ultimately affects every financial institution operating in the U.S., including the Bank. Due to certain extraterritorial aspects, it also impacts the Bank’s operations outside the U.S., including in Canada. Many parts of the law are now in effect and others are now in the implementation stage, while regulations on other portions of the law remain to be finalized. Certain of the rules that impact the Bank include:

•	The "Volcker Rule" − In December 2013, the U.S. Federal Reserve and other U.S. federal regulatory agencies issued final regulations implementing the Volcker Rule provision of Dodd-Frank, which restricts banking entities from engaging in proprietary trading and from sponsoring or investing in certain hedge funds and private equity funds. Under the final Volcker Rule regulations, banking entities are required to conform their covered trading activities, investments and sponsorship activities to the Volcker Rule by July 21, 2015, absent an applicable exemption or further extension to the conformance period by the Federal Reserve − The Bank has established conformance plans, where relevant, but we are still in the process of evaluating the full impact of the Volcker Rule on our current activities. The Volcker Rule has and will likely continue to increase our operational and compliance costs, and may also restrict certain of our trading and fund investment or sponsorship activities.
•	Debit Interchange − On July 31, 2013, the U.S. District Court for the District of Columbia issued a ruling regarding the Federal Reserve’s rules implementing a limit on debit interchange fees. The district court’s ruling effectively required the Federal Reserve to lower the cap on debit interchange fees by requiring the Federal Reserve to recalculate the cap without considering certain costs to issuers. Subsequently, the Appellate court overturned the District Court's decision. That Appellate court decision is now under appeal by the merchant plaintiffs. If the Federal Reserve, upon final resolution of the dispute, implements a lower cap on debit interchange fees, there may be adverse impact on our debit card interchange fee revenue.
•	Capital planning and Stress testing − Pursuant to the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) process, we must submit our capital plan and stress test results to the Federal Reserve on an annual and semi-annual basis respectively, beginning in 2016. In addition, TD Bank, N.A. and TD Bank USA are required to conduct stress testing pursuant to the requirements of the Office of the Comptroller of the Currency (OCC), which also defines the stress test scenarios. Any issues arising from stress testing may negatively impact the Bank’s market position, businesses, operations and reputation and lead to increased costs.
•	Intermediate Holding Company − On February 18, 2014, the U.S. Federal Reserve adopted a final rule that imposes “enhanced prudential standards” on the operations of foreign banking organizations (FBO) with consolidated assets of $10 billion or more in the U.S., such standards including, for example, enhanced capital and liquidity standards, stress testing requirements, and risk management standards. In addition, FBOs with consolidated U.S. assets of $50 billion or more, such as the Bank, must place all of their U.S. operations (excluding branch and agency operations) under a top-tier U.S. intermediate holding company (IHC), with 90 percent of assets being transferred to the IHC by July 1, 2016, and the remaining by July 1, 2017. It is anticipated that the foregoing actions will likely require TD to incur operational and compliance costs and may impact its businesses, operations and results in the U.S. and overall.

The Bank has instituted an enterprise-wide regulatory reform delivery program to analyze and implement applicable Dodd-Frank rules and regulations in an integrated and comprehensive manner. However, the full extent and magnitude of the adjustments to our businesses that will be required under Dodd-Frank, and our ability to make them, remain unclear and difficult to predict. As such, in general, in connection with Dodd-Frank regulations and actions by regulators, the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional compliance costs.

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Basel III
OSFI's guideline on "Liquidity Adequacy Requirements" (LAR) requires banks to meet the Basel III Liquidity Coverage Ratio (LCR) of 100% starting in January 2015 and the Net Stable Funding Ratio (NSFR) starting in January 2018. The Bank has been managing its liquidity risk under a prudent framework and is making necessary adjustments to ensure compliance with LCR while maintaining liquidity levels within the Risk Appetite of the Bank. Certain business lines will be modestly impacted by the cost of implementing regulatory liquidity measures. In addition, the Basel III Leverage Ratio is a non-risk based ratio that acts as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. Effective January 1, 2015, the Leverage Ratio replaces the Assets-to-Capital multiple and is required to be publicly disclosed. The Bank continues to monitor and manage its capital and asset levels to ensure compliance.

Consumer Businesses

Our consumer businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the geographies we operate, with some of the most significant changes arising in the U.S. where, for instance, Dodd-Frank established the Consumer Financial Protection Bureau (CFPB), a regulatory agency with its own examination and enforcement authority. Regulators in the U.S. have demonstrated a trend towards establishing new standards and best practice expectations via enforcement actions and an increased use of public enforcement with substantial fines and penalties when compliance breaches occur. TD continually monitors and evaluates the potential impact of rules, proposals, consent orders and regulatory guidance relevant to its consumer businesses and has a Fair & Responsible Banking Compliance group which provides oversight, monitoring and analysis of fair lending and unfair, deceptive or abusive acts or practices risks. However, while we devote substantial compliance, legal and operational business resources to facilitate compliance with these rules by their respective effective dates, it is possible that we may not be able to accurately predict the impact of final versions of rules or enforcement actions taken by regulators. In addition, regulators may continue to take formal enforcement action, rather than taking informal supervisory actions, more frequently than they have done historically. As a result of the foregoing, despite its prudence and management efforts, the Bank's operations and its product and service offerings may be adversely impacted, therefore impacting financial results. Also, it may be determined that the Bank has not successfully addressed new rules, orders or enforcement actions to which it is subject. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions and litigation, and the Bank may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance.

Principles for Effective Risk Data Aggregation
In January 2013, the Basel Committee on Banking Supervision (BCBS) finalized their ‘Principles for Effective Risk Data Aggregation and Reporting’. The principles provide guidelines for areas such as: governance of risk data, architecture and infrastructure, accuracy, completeness, timeliness, and adaptability of reporting. As a result, the bank faces increased complexity with respect to operational compliance and may incur increased compliance and operating costs. The Bank has assessed itself against each of the principles at enterprise and risk specific levels. Programs are in place to manage the enhancement of Risk Data Aggregation.

Level of Competition and Disruptive Technology
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as pricing and distribution of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks and through other distribution methods including internet and mobile technology. The nature of disruption is such that it can be difficult to anticipate and/or respond adequately, representing inherent risks to certain businesses including payments. This type of competition could adversely impact the Bank’s earnings by reducing fee revenue and net interest income. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank has been investing in enhanced capabilities for our customers to transact across all of our channels seamlessly, with a particular emphasis on mobile technologies.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

The Bank’s Enterprise Risk Framework (ERF) reinforces TD’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank’s business strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within TD’s risk appetite.

RISKS INVOLVED IN TD's BUSINESSES

TD’s Risk Inventory describes the major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD’s major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk, and Reputational Risk.

RISK APPETITE

TD’s Risk Appetite Statement (RAS) is the primary means used to communicate how TD defines risk and determines the risks it is willing to take. In defining its risk appetite, The Bank takes into account its vision, mission, strategy, guiding principles, risk philosophy, and capacity to bear risk. The guiding principles for TD’s RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

TD considers current conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. TD's RAS describes by major risk category the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on TD’s RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. RAS measures are reported regularly to senior management, the Board, and the Risk Committee of the Board (Risk Committee); other RAS measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against TD's RAS measures.

RISK CULTURE

The Bank’s risk culture embodies the "tone at the top" set by the Board, Chief Executive Officer (CEO), and Senior Executive Team (SET), which informs TD's vision, mission, guiding principles, and leadership profile. These governing objectives describe the attitudes and behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. TD’s risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. TD employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of TD's risk culture. TD's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every TD employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. TD’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS prepared by Risk Management and reviewed by the Risk Committee is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive employees resulted in risk and control events within their area of responsibility.

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In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides independent oversight and objective challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of TD’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen TD’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.

WHO MANAGES RISK

TD’s risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank’s approach to risk governance, business segments are accountable for risks arising in their business and are responsible for identifying, assessing and measuring the risks, as well as designing and implementing mitigating controls. Business segments also monitor and report on the ongoing effectiveness of their controls to safeguard TD from exceeding its risk appetite.

The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. TD's overall risk and control oversight is provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine the Bank’s long-term direction within the Bank’s risk appetite and apply it to the business segments. Risk Management, headed by the Group Head and CRO, recommends enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee. The Bank also employs a “three lines of defense” model to describe the role of business segments (First Line), governance, risk, and oversight functions, such as Risk Management, and Legal and Regulatory Compliance functions (Second Line), and Internal Audit (Third Line) in managing risk across TD.

Within the U.S. Retail business segment, additional risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.

RISK GOVERNANCE STRUCTURE

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The Board of Directors

The Board oversees the Bank’s strategic direction, the implementation of an effective risk management culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, primarily the Risk Committee and the Audit Committee, as well as the Human Resources and Corporate Governance Committees. On an annual basis, the Board reviews and approves TD’s RAS and related measures to ensure ongoing relevance and alignment with TD’s strategy.

The Risk Committee

The Risk Committee is responsible for reviewing and challenging TD’s RAS prior to recommending it for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews, challenges, and approves certain enterprise risk management policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends via the quarterly review of the risk dashboard.

The Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant enterprise risk management processes and the activities of the Bank’s Global Anti-Money Laundering (AML) and Compliance groups. The Committee monitors compliance with policies in respect of ethical personal and business conduct, including the Bank’s Code of Conduct and Ethics.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified and assessed, measured, controlled, and monitored in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic plan and direction and also develop and recommend for Board approval TD’s risk appetite. The SET manages enterprise risk in accordance with TD’s risk appetite and considers the impact of emerging risks on the Bank’s strategy. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO, designates TD’s Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk and control activities and to review and monitor risk strategies and related risk activities and practices.

The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•	ALCO – chaired by the Group Head, Insurance, Credit Cards, and Enterprise Strategy, ALCO oversees directly and through its standing subcommittees (the Risk Capital Committee, Global Liquidity Forum and Enterprise Investment Committee) the management of TD’s non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
•	OROC – chaired by the CRO, OROC oversees the strategic assessment of TD’s governance, control, and operational risk structure.
•	Disclosure Committee – chaired by the Group Head, Finance, Sourcing and Corporate Communications and Chief Financial Officer, the Disclosure Committee ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators, shareholders, and the market.
•	RRC – chaired by the CRO, RRC oversees that corporate and business initiatives, as well as matters escalated under the Reputational Risk Policy, with significant reputational risk profiles receive adequate review for reputational risk implications prior to implementation.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance, and control and is responsible for establishing risk management strategy, frameworks, policies, and practices. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with TD’s risk appetite and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. The CRO is supported by a dedicated team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC and approved by the CEO, to align with TD’s risk appetite and manage risk within approved risk limits.

Internal Audit

TD’s internal audit function provides independent assurance to the Board regarding the effectiveness of risk management, control, and governance processes employed to ensure compliance with TD’s risk appetite. Internal Audit reports on its evaluation to management and the Board.

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Compliance

The mandate of TD’s Compliance Department is to manage compliance risk across the Bank to align with the policies established and approved by the Audit and Risk Committees. The Compliance Department is responsible for establishing risk-based programs and standards to proactively manage known and emerging compliance risk across TD. The Compliance Department provides independent oversight and delivers operational control processes to comply with applicable legislation and regulatory requirements.

Anti-Money Laundering

The Global AML group establishes a risk-based program with standards to proactively manage known and emerging AML compliance risk across the Bank. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements. Business segments are accountable for AML risk and are responsible for identifying and assessing the risk, measuring, designing, and implementing mitigating controls, as well as monitoring the risk.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs, and reports on the Bank’s capital and investment positions, interest rate risk, liquidity and funding risk, and the market risks of TD’s non-trading banking activities. The Risk Management function oversees TBSM’s capital and investment activities.

Three Lines of Defense

In order to further the understanding of responsibilities for risk management, the Bank employs a “three lines of defense” model that describes the roles and responsibilities of the business segments, governance, risk and oversight functions, and Internal Audit in managing risk across the Bank. The following chart describes the respective accountabilities of each line of defense at TD.

THREE LINES OF DEFENSE
FIRST LINE	BUSINESS SEGMENT ACCOUNTABILITIES
IDENTIFY AND CONTROL

• Manage and identify risk in day-to-day activities owned by the line of business.

• Ensure activities are within TD’s risk appetite and risk management policies.

• Design, implement, and maintain effective internal controls.

• Implement risk based approval processes for all new products, services, activities, processes, and systems.

• Deliver training, tools, and advice to support its accountabilities.

• Monitor and report on risk profile.

SECOND LINE	GOVERNANCE, RISK, AND OVERSIGHT FUNCTION ACCOUNTABILITIES
SET STANDARDS AND CHALLENGE

• Establish enterprise governance, risk, and control strategies and policies.

• Provide oversight and independent challenge to the First Line of defense through review, inquiry, and discussion.

• Develop and communicate governance, risk, and control policies.

• Provide training, tools, and advice to support the First Line of defense in carrying out its accountabilities.

• Monitor and report on compliance with risk appetite and policies.

THIRD LINE	INTERNAL AUDIT ACCOUNTABILITIES
INDEPENDENT ASSURANCE	• Verify independently that TD’s ERF is operating effectively. • Validate the effectiveness of the First and Second Lines of defense in fulfilling their mandates and managing risk.

In support of a strong risk culture, TD applies the following principles to how it manages risks:

•	Enterprise-Wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings to the extent they may impact TD, and all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD’s approach to the risk management process is comprised of four basic components: identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, and emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and assess enterprise-wide risks and understand potential vulnerabilities for the Bank.

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Risk Measurement

The ability to quantify risks is a key component of the Bank’s risk management process. TD’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, provision for credit losses, peer comparisons, trending analysis, liquidity coverage, leverage ratios, and capital adequacy metrics. The Bank also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured strategic Risk and Control Self-Assessment (RCSA) program and an ongoing process RCSA program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD’s risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect TD’s risk appetite and risk tolerances.

The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of ICAAP and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against TD’s risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on enterprise-wide stress testing and an annual update on the Bank’s ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risk or any significant changes to the Bank’s risk profile.

Enterprise-Wide Stress Testing

EWST at TD is part of the long-term strategic, financial and capital planning exercise that helps validate the risk appetite of the Bank. TD’s EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on earnings, capital and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, TBSM, Economics and Risk Management. The Risk Capital Committee, which is a subcommittee of the Asset Liability and Capital Committee, provides oversight of the processes and practices governing the EWST program.

As part of its 2014 program, the Bank evaluated two internally generated macroeconomic stress scenarios covering a range of severities and duration, as described below. The scenarios were constructed to cover a wide variety of risk factors meaningful to TD’s risk profile in both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices and interest rates were forecast over the stress horizon which drives the assessment of impacts. In both scenarios evaluated in the 2014 program, the Bank remained adequately capitalized with management actions. Results of the scenarios were reviewed by senior executives, incorporated in the Bank’s planning process, and presented to the Risk Committee and the Board.

Enterprise-Wide Stress Scenarios

Extreme Scenario

•  The scenario emanates from a banking crisis stemming from emerging markets leading to sovereign and private sector defaults and a subsequent global recession. Wholesale funding markets around the world experience massive disruptions, as confidence in the banking system rapidly deteriorates.

•  External shocks to the Canadian economy trigger an unwinding of household imbalances. Unemployment rises sharply as home prices deteriorate significantly.

Severe Scenario

•  The severe scenario is modeled from historical recessions that have taken place in the United States and Canada. The recessions extend four consecutive quarters followed by a modest recovery.

•  Deterioration in key macroeconomic variables such as GDP, home prices and unemployment align with historically observed recessions.

Separate from the EWST program, the Bank's U.S. based subsidiaries complete their own capital planning and regulatory stress testing exercises. These include Office of the Comptroller (OCC) Dodd-Frank Act Stress Testing (DFAST) requirements for operating banks, and the Federal Reserve Board's capital plan rule and related Comprehensive Capital and Analysis Review (CCAR) requirements beginning in 2015 for the holding company.

TD also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in TD reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank’s capital and liquidity position.

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Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment. Business strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head Insurance, Credit Cards, and Enterprise Strategy is charged with developing the Bank's overall long-term and short-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and short-term strategies for their business areas (organic and through acquisitions), and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for identifying and assessing, measuring, controlling and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating actions are taken where appropriate. The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying the risks within those strategies, and explaining how they are managed.

HOW TD MANAGES STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. The Bank's annual planning process considers individual segment long-term and short-term strategies and associated key initiatives while also establishing enterprise asset concentration limits. The process evaluates alignment between segment-level and enterprise-level strategies and risk appetite. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course. Additionally, each material acquisition is assessed for its fit with the Bank's strategy and risk appetite in accordance with its Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

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The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2014 and 2013.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can better understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to ensure central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but each credit risk control unit separately reports to Risk Management to ensure objectivity and accountability.

Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond their discretionary authority.

Risk Management provides independent oversight of credit risk by developing policies that govern and control portfolio risks, and product-specific policies, as required.

The Risk Committee of the Board oversees the management of credit risk and annually approves major credit risk policies.

How TD ManageS Credit Risk

The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, and processes, as well as limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decision-making strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In TD's Retail businesses, the Bank uses established underwriting guidelines (which includes collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit it is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure it is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to ensure that the loan portfolio is diversified. The Bank manages its risk using limits based on an internal risk rating score that combines TD's industry risk rating model and detailed industry analysis, and regularly reviews industry risk ratings to ensure that those ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s borrower risk rating and for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of its portfolio risk management techniques.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market, and operational RWA.

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Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•	TD has received temporary waivers to use the Standardized Approach for the majority of its U.S. credit portfolios and for some small credit portfolios. The Bank is currently in the process of transitioning these portfolios to the AIRB Approach.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: PD – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; LGD – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD – the total amount the Bank is exposed to at the time of default. By applying these risk parameters, TD can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit and small business banking credit products).

The Bank calculates RWA for its Canadian retail exposures using the AIRB approach. RWA for U.S. retail exposures are currently reported under the Standardized Approach. All Canadian retail parameter models (PD, EAD, and LGD) are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types. For each Canadian retail portfolio, the Bank has retained performance history on a monthly basis at an individual account level beginning in 2000; all available history, which includes the 2001 and 2008-2009 recessions in Canada, is used to ensure that the models’ output reflects an entire economic cycle.

Account-level PD, EAD, and LGD parameter models are built for each product portfolio, and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Basel Framework, the Bank defines default for Canadian exposures as 90+ day delinquency/charge-off for all retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, and as such, include direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, EAD and LGD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on books; a customer’s credit bureau attributes; and a customer’s other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank’s retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the Model Risk Management section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the recent 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a borrower risk rating (BRR) and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2012, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

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Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the AIRB approach to measure capital adequacy at a one-year risk horizon, the parameters are estimated to a twelve-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic and industry trends, management quality, and access to funds. Under the AIRB approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank’s credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach.

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The AIRB approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is largely driven by PD, UGD data is consolidated by BRR up to one-year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. TD uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%
1	The risk weight may vary according to the external risk rating.
2	35% applied when loan-to-value <=80%, 75% when loan-to-value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. The Bank uses the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Credit group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

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The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. The Bank establishes various limits including gross notional limits to manage business volumes and concentrations. TD regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2014, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank’s credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by TD's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, the Bank only recognizes irrevocable guarantees for commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third party appraisals.

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Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches the Bank uses to measure credit risk is included in the following table.

TABLE 53: GROSS CREDIT RISK EXPOSURE – STANDARDIZED AND AIRB APPROACHES[1,2]
(millions of Canadian dollars)
					As at
		October 31, 2014			October 31, 2013
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$28,599	$261,063	$289,662	$25,671	$251,809	$277,480
Qualifying revolving retail	–	59,316	59,316	–	43,862	43,862
Other retail	48,093	36,680	84,773	41,225	34,465	75,690
Total retail	76,692	357,059	433,751	66,896	330,136	397,032
Non-retail
Corporate	85,948	177,826	263,774	69,411	145,718	215,129
Sovereign	35,788	96,948	132,736	24,783	81,489	106,272
Bank	9,794	98,736	108,530	16,827	95,295	112,122
Total non-retail	131,530	373,510	505,040	111,021	322,502	433,523
Gross credit risk exposures	$208,222	$730,569	$938,791	$177,917	$652,638	$830,555
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2	Prior to 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

Other Credit Risk Exposures

Non-trading Equity Exposures

TD's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI-prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, the Bank uses both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. The Bank uses ratings assigned by one or more external rating agencies, including Moody’s and S&P. The RBA also takes into account additional factors, including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool, and the seniority of the position.

The Bank uses the Internal Assessment Approach (IAA) to manage the credit risk of its exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The Bank's ratings reflect its assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's IAA process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

The Bank uses the results of the IAA in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments on the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, or the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, foreign exchange and equity risks.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2014, using the Internal Model Method.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 78

MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 54: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)
		As at
		October 31, 2014
				Non-Trading Market
	Balance	Trading	Non-Trading	Risk – primary risk
	Sheet	Market Risk	Market Risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$43,773	$377	$43,396	Interest rate
Trading loans, securities, and other	101,173	99,274	1,899	Interest rate
Derivatives	55,363	48,731	6,632	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,745	–	4,745	Interest rate
Available-for-sale securities	63,008	–	63,008	Foreign exchange, interest rate
Held-to-maturity securities	56,977	–	56,977	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	75,031	8,154	66,877	Interest rate
Loans	481,937	–	481,937	Interest rate
Customers' liability under acceptances	13,080	–	13,080	Interest rate
Investment in TD Ameritrade	5,569	–	5,569	Equity
Other assets[1]	1,434	–	1,434	Interest rate
Assets not exposed to market risk	42,652	–	–
Total Assets	944,742	156,536	745,554

Liabilities subject to market risk
Trading deposits	59,334	1,793	57,541	Interest rate
Derivatives	50,776	47,050	3,726	Foreign exchange, interest rate
Securitization liabilities at fair value	11,198	10,190	1,008	Interest rate
Other financial liabilities designated at fair value through
profit or loss	3,250	3,242	8	Interest rate
Deposits	600,716	–	600,716	Equity, interest rate
Acceptances	13,080	–	13,080	Interest rate
Obligations related to securities sold short	39,465	37,247	2,218	Interest rate
Obligations related to securities sold under repurchase
agreements	45,587	8,242	37,345	Interest rate
Securitization liabilities at fair value	24,960	–	24,960	Interest rate
Subordinated notes and debentures	7,785	–	7,785	Interest rate
Other liabilities[1]	13,525	–	13,525	Interest rate
Liabilities and Equity not exposed to market risk	75,066	–	–
Total Liabilities and equity	$944,742	$107,764	$761,912

		October 31, 2013
Assets subject to market risk
Interest-bearing deposits with banks	$28,583	$285	$28,298	Interest rate
Trading loans, securities, and other	101,940	98,682	3,258	Interest rate
Derivatives	49,461	44,077	5,384	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	6,532	–	6,532	Interest rate
Available-for-sale securities	79,544	–	79,544	Foreign exchange, interest rate
Held-to-maturity securities	29,961	–	29,961	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	64,283	5,331	58,952	Interest rate
Loans	447,777	–	447,777	Interest rate
Customers' liability under acceptances	6,399	–	6,399	Interest rate
Investment in TD Ameritrade	5,300	–	5,300	Equity
Other assets[1]	1,465	–	1,465	Interest rate
Assets not exposed to market risk	40,776	–	–
Total Assets	862,021	148,375	672,870

Liabilities subject to market risk
Trading deposits	50,967	1,531	49,436	Interest rate
Derivatives	49,471	45,655	3,816	Foreign exchange, interest rate
Securitization liabilities at fair value	21,960	10,216	11,744	Interest rate
Other financial liabilities designated at fair value through
profit or loss	12	–	12	Interest rate
Deposits	541,605	–	541,605	Equity, interest rate
Acceptances	6,399	–	6,399	Interest rate
Obligations related to securities sold short	41,829	39,479	2,350	Interest rate
Obligations related to securities sold under repurchase
agreements	34,414	5,825	28,589	Interest rate
Securitization liabilities at fair value	25,592	–	25,592	Interest rate
Subordinated notes and debentures	7,982	–	7,982	Interest rate
Other liabilities[1]	13,071	–	13,071	Interest rate
Liabilities and Equity not exposed to market risk	68,719	–	–
Total Liabilities and equity	$862,021	$102,706	$690,596
1	Other assets and liabilities related to retirement benefits, insurance and special purpose entity liabilities.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 79

Market Risk in Trading Activities

The overall objective of TD’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk and Capital Committee meets regularly to conduct a review of the market risk profile and trading results of the Bank's trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during fiscal 2014.

How TD ManageS Market Risk in Trading Activities

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD’s Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the year ending October 31, 2014, there were 20 days of trading losses and trading-related revenue was positive for 92% of the trading days, reflecting normal trading activity and underwriting. Losses in the year did not exceed VaR on any trading day.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 80

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. During 2014, the Bank implemented a modification to improve volatility risk modeling in VaR calculations.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2014, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TABLE 55: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)
	2014				2013
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$5.3	$5.8	$12.8	$3.3	$3.2	$9.7	$19.2	$2.9
Credit spread risk	4.9	6.3	8.8	3.9	6.0	6.0	10.9	2.4
Equity risk	5.1	3.7	9.6	1.5	2.5	3.6	8.8	1.8
Foreign exchange risk	1.6	2.7	5.5	0.7	1.7	1.4	5.8	0.3
Commodity risk	0.9	1.4	4	0.6	0.5	0.9	2.3	0.4
Idiosyncratic debt specific risk	13.6	15.8	20.5	12.1	14.2	16.5	23.6	11.3
Diversification effect[1]	(16.1)	(17.8)	n/m2	n/m2	(12.8)	(18.8)	n/m2	n/m2
Total Value-at-Risk	$15.3	$17.9	$22.1	$14.2	$15.3	$19.3	$26.9	$13.7
Stressed Value-at-Risk (one day)	29.3	27.8	36.1	21.1	27.6	32.0	44.3	22.4
Incremental Risk Capital Charge (one year)	275.6	313.6	428.7	222.0	185.6	267.9	369.6	177.6
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average interest rate risk VaR decreased by $3.9 million compared to the prior year due to reduced interest rate risk positions. Improvement in the quality of data underlying the idiosyncratic debt specific model introduced during 2013 coupled with a reduction in Canadian provincial bond positions in the second quarter of 2014 decreased average Stressed VaR compared with the prior year by $4.2 million. Larger U.S. Agency and financial bond positions increased average IRC by $46 million to $314 million compared to the prior year.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, and the credit crisis of Fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 81

The Bank is exposed to market risk when it enters into non-trading banking transactions with its customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management

TBSM measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Insurance, Credit Cards and Enterprise Strategy, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee of the Board periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

How TD ManageS its Asset and Liability Positions

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and incur loss without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•	evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;
•	measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	developing and implementing strategies to stabilize net interest income from all retail banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called “mismatched positions”. An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion, or redemption options offered for the specific product.

TD's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in net interest income over the next twelve months for an immediate and sustained 100 bps unfavourable interest rate shock. EaR measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank’s net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and EaR exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.

The model used to calculate EaR and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy, or management actions in response to changes in market conditions.

TD’s policy sets overall limits on EVaR and EaR which are linked to capital and net interest income, respectively. These Board limits are consistent with the Bank’s enterprise risk appetite and are periodically reviewed and approved by the Risk Committee of the Board. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM’s management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for EaR and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The Bank regularly performs valuations of all asset and liability positions, as well as off-balance sheet exposures. TD's objective is to stabilize net interest income over time through disciplined asset/liability matching and hedging.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	a target interest sensitivity profile for its core deposit portfolio;
•	a target investment profile on its net equity position; and
•	liquidation assumptions on mortgages other than from embedded pre-payment options.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 82

The objective of portfolio management within the closed book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose TD to a significant financial risk.

•	Rate Commitments: The Bank models its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.
•	Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by non-market incentives, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.
•	Non-Maturity Liabilities: The Bank models its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

To manage product option exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option. The Bank also models the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts.

Other market risks monitored on a regular basis include:

•	Basis Risk: The Bank is exposed to risks related to the difference in various market indices.
•	Equity Risk: The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff.

The following graph shows the Bank's interest rate risk exposure, as measured by EVaR, on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2014, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $67.7 million (October 31, 2013 – $31 million) after tax. An immediate and sustained 100 bps decrease in Canadian interest rates and a 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders’ equity by $55.7 million (October 31, 2013 – $9.4 million) after tax.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 83

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 56: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)
	October 31, 2014			October 31, 2013
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$6.9	$(46.9)	$9.5	$(1.3)
U.S. dollar[1]	(74.6)	(8.8)	(40.5)	(8.1)
	$(67.7)	$(55.7)	$(31.0)	$(9.4)
1	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

For the EaR measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2014, would have increased pre-tax net interest income by $438 million (October 31, 2013 – $562 million increase) in the next twelve months. A 100 basis point decrease in interest rates on October 31, 2014, would have decreased pre-tax net interest income by $385 million (October 31, 2013 – $373 million decrease) in the next twelve months. Over the last year, the reported EaR exposures have grown due to an increasing portion of permanent non-rate sensitive deposits being invested in a shorter term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported EaR remains consistent with the Bank’s risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 57: SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)
	October 31, 2014		October 31, 2013
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$354.4	$(354.3)	$309.1	$(309.1)
U.S. dollar[1]	83.7	(31.1)	252.9	(63.4)
	$438.1	$(385.4)	$562.0	$(372.5)
1	EaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net interest income and shareholders’ equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits in excess of lending; (2) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (3) to provide eligible securities to meet collateral requirements and cash management operations; and (4) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities, and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s own portfolio.

WHY margins on average earning assets FLUCTUATE OVER TIME

As previously noted, the objective of the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of embedded options. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the margin on average earning assets is subject to change over time for the following reasons:

•	margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin;
•	the weighted-average margin on average earning assets will shift as the mix of business changes; and/or
•	changes in the prime Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

The Bank uses simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin, and product mix assumptions.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 84

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems or from human activities or from external events.

Operating a complex financial institution exposes the Bank's businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all of the Bank's business activities including the practices for managing other risks such as credit, market and liquidity risk. The Bank must mitigate and manage operational risk so that it can create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel, the Bank uses the Standardized Approach to calculate operational risk regulatory capital. The Bank’s operational risk management framework, described below, has been enhanced to meet the requirements of the Advanced Measurement Approach for operational risk and work is underway to obtain regulatory approval for implementation.

Who Manages Operational Risk

Operational Risk Management is an independent function that designs and maintains the Bank’s overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify and assess, measure, control, and monitor and report operational risk. Risk Management provides reporting of the Bank's operational risk exposures to senior management through the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.

The Bank also maintains program groups who oversee specific enterprise wide operational risk policies that require dedicated mitigation and control activities. These policies govern the activities of the corporate functions responsible for the management and appropriate oversight of business continuity and crisis/incident management, supplier risk management, financial crime risk management, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following the Bank's established operational risk management policies. Within each business segment and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

How TD ManageS Operational Risk

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite, limits, governance, policies, and processes. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for operational risk. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit, and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee of the Board and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defense in safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to ensure that the Bank analyzes and manages such risks appropriately and takes suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the status of risk throughout the Bank to report to senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed, and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance

Operational Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk management strategy and risk appetite. To provide the Bank with additional protection from loss, Risk Management manages a comprehensive portfolio of insurance and other risk mitigating arrangements. The insurance terms and provisions, including types and amounts of coverage in the portfolio, are continually assessed to ensure that both the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of TD's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy the Bank’s minimum financial rating requirements.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 85

Technology, Information and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of the Bank's information, systems, and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and the Bank's operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity and Crisis/Incident Management

During incidents that could disrupt the Bank's business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. The Bank's robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale, and operational efficiencies. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise-level third-party risk management program that guides third-party activities throughout the life cycles of the arrangements and ensures the level of risk management and senior management oversight is appropriate to the size, risk, and importance of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Management Office (EPMO). This approach involves senior management governance and oversight of the Bank’s project portfolio and leverages leading industry practices to guide TD’s use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime

Detecting fraud and other forms of financial crime is very important to the Bank. To do this, TD maintains extensive security systems, protocols and practices to detect and mitigate financial crimes against the Bank.

Excluding those events involving litigation, the Bank did not experience any material single operational risk loss event in 2014. Refer to Note 29 of the 2014 Consolidated Financial Statements for further information on material legal or regulatory actions.

Model Risk Management

TD defines Model Risk as the potential for adverse consequences arising from decisions based on incorrect or misused models and their outputs. It can lead to financial loss or incorrect business and strategic decisions.

The Bank manages this risk in accordance with management approved model risk, policies, and supervisory guidance which encompass the entire life cycle of a model, including proof of concept, development, initial and ongoing validation, implementation, usage, and ongoing model performance monitoring. The model risk management regime also captures key processes that may be partially or wholly qualitative, or based on expert judgment. Examples of key processes include ICAAP, liquidity management, and Basel frameworks.

Business segments identify the need for a new model or process and are responsible for development and documentation according to Bank policies and standards. During model development, all controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank’s model risk policy to ensure there is no inappropriate use of models. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.

Risk Management maintains a centralized model inventory and provides oversight of all models defined in the Bank’s model risk policy and is responsible for validation and approval of new models, the periodic validation of all existing models on a pre-determined schedule depending on regulatory requirements and materiality, and regular monitoring of model performance. The validation process varies in rigour, depending on the model type and use, but generally includes a detailed determination of:

• the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;

• the risk associated with a model based on complexity and materiality;

• the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and

•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, initial validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its implementation.

At the conclusion of the validation process, a model will either be approved for use, or should a model fail validation, require redevelopment or other courses of action. Models or processes identified as obsolete, or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning. Decommissioning responsibilities are shared between business owners and Risk Management. In order to effectively mitigate model risk in this phase, implementation of Risk Management approved interim risk mitigation mechanisms is required before the model can be decommissioned or replaced.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 86

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is exposed to insurance risk through its property and casualty insurance business, life and health insurance business, and reinsurance business.

Who Manages Insurance Risk

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

How TD ManageS Insurance Risk

The Bank’s risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the insurance business provides critical oversight of the risk management activities within the business. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank’s general insurance reserving policy.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is generally short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 87

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

As a financial organization, TD must ensure that the Bank has continuous access to sufficient and appropriate funding to cover its financial obligations as they come due, and to sustain and grow TD's businesses under normal and stress conditions. In the event of a funding disruption, the Bank must be able to continue operating without being required to sell non-marketable assets and/or significantly altering the Bank's business strategy. The process that ensures adequate access to funding, and availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

TD’s LIQUIDITY RISK APPETITE

The Bank maintains a sound and prudent approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged Bank-specific stress scenario that impacts the Bank’s access to unsecured wholesale funding. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk.

Liquidity Risk Management Responsibility

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The GLF recommends actions to the ALCO to maintain TD's liquidity positions within limits under normal and stress conditions.

The following treasury areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	TBSM is responsible for maintaining the Global Liquidity and Asset Pledging Policy (GLAP) and associated limits, standards, and processes to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. TBSM also manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions.
•	U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations.
•	Other regional treasury-related operations, including those within TD's insurance, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk and positions.
•	Management responsible for overseeing liquidity at the regional level ensure that policies and liquidity risk management programs are consistent with the GLAP and address local business conditions and/or regulatory requirements.
•	The GLAP is subject to review and approval by the GLF and endorsement by the ALCO.
•	The Risk Committee of the Board frequently reviews reporting of the Bank's liquidity position and approves the Liquidity Risk Management Framework and Board Policies annually.

How TD ManageS Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held for a rolling 90-day period, the Bank uses a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets, specifically with respect to a lack of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external unsecured funding during the 90-day period.

In addition to this bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of both short-term and long-term funding for all institutions, a significant increase in the Bank's cost of funds, and a significant decrease in the marketability of assets. The Bank also calculates “required liquidity” for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	accelerated attrition or “run-off” of retail deposit balances;
•	increased utilization of available credit facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD’s credit rating and adverse movement in reference rates for all derivative contracts; and
•	coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances the Bank issues on behalf of clients and short-term revolving asset-backed commercial paper (ABCP) channels.

TD’s liquidity policy stipulates that the Bank must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the Severe Combined Stress scenario. The liquid assets TD includes as available liquidity must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the 90-day survival horizon. Liquid assets that TD considers when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within the Bank’s insurance businesses, as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 88

TABLE 58: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)
		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions	liquid assets		liquid assets	liquid assets
		October 31, 2014
Cash and due from Banks	$0.1	$–	$0.1	–%	$–	$0.1
Canadian government obligations	10.0	27.2	37.2	10	21.0	16.2
NHA MBS	39.4	1.0	40.4	11	2.1	38.3
Provincial government obligations	6.9	5.2	12.1	4	6.7	5.4
Corporate issuer obligations	8.3	3.4	11.7	3	0.2	11.5
Equities	22.7	3.8	26.5	7	6.2	20.3
Other marketable securities and/or loans	2.4	0.9	3.3	1	0.8	2.5
Total Canadian dollar-denominated	89.8	41.5	131.3	36	37.0	94.3
Cash and due from Banks	39.8	–	39.8	11	1.1	38.7
U.S. government obligations	–	24.8	24.8	7	23.6	1.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	5.6	36.8	10	13.1	23.7
Other sovereign obligations	23.3	28.7	52.0	14	10.5	41.5
Corporate issuer obligations	54.5	10.8	65.3	18	13.8	51.5
Equities	9.7	2.6	12.3	3	1.7	10.6
Other marketable securities and/or loans	4.2	0.1	4.3	1	–	4.3
Total non-Canadian dollar-denominated	162.7	72.6	235.3	64	63.8	171.5
Total	$252.5	$114.1	$366.6	100%	$100.8	$265.8

		October 31, 2013
Canadian government obligations	$16.7	$27.3	$44.0	13%	$25.3	$18.7
NHA MBS	42.6	0.6	43.2	13	7.9	35.3
Provincial government obligations	4.3	5.4	9.7	3	5.9	3.8
Corporate issuer obligations	6.5	4.0	10.5	3	0.6	9.9
Equities	20.1	3.0	23.1	7	4.8	18.3
Other marketable securities and/or loans	2.8	0.2	3.0	1	0.3	2.7
Total Canadian dollar-denominated	93.0	40.5	133.5	40	44.8	88.7
Cash and due from Banks	20.6	–	20.6	6	0.5	20.1
U.S. government obligations	1.7	28.6	30.3	9	28.6	1.7
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	26.0	4.9	30.9	9	7.7	23.2
Other sovereign obligations	27.4	23.8	51.2	16	3.1	48.1
Corporate issuer obligations	41.7	2.6	44.3	13	5.1	39.2
Equities	8.0	1.7	9.7	3	0.8	8.9
Other marketable securities and/or loans	6.0	5.5	11.5	4	5.8	5.7
Total non-Canadian dollar-denominated	131.4	67.1	198.5	60	51.6	146.9
Total	$224.4	$107.6	$332.0	100%	$96.4	$235.6
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 59: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)
		As at
	October 31	October 31
	2014	2013
The Toronto-Dominion Bank (Parent)	$89.4	$57.7
Bank subsidiaries	150.2	143.3
Foreign branches	26.2	34.6
Total	$265.8	$235.6
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 89

The Bank’s monthly average liquid assets for the years ended October 31 are summarized in the following table.

TABLE 60: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
		Average for the year ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2014
Cash and due from Banks	$0.3	$–	$0.3	–%	$–	$0.3
Canadian government obligations	10.2	30.0	40.2	11	23.3	16.9
NHA MBS	40.0	0.7	40.7	11	4.7	36.0
Provincial government obligations	5.4	5.5	10.9	3	6.0	4.9
Corporate issuer obligations	9.6	3.4	13.0	4	0.7	12.3
Equities	23.3	3.8	27.1	8	5.0	22.1
Other marketable securities and/or loans	2.1	1.0	3.1	1	0.9	2.2
Total Canadian dollar-denominated	90.9	44.4	135.3	38	40.6	94.7
Cash and due from Banks	33.8	–	33.8	9	0.8	33.0
U.S. government obligations	1.0	30.5	31.5	9	30.5	1.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	28.8	5.0	33.8	9	10.0	23.8
Other sovereign obligations	24.5	23.8	48.3	14	6.6	41.7
Corporate issuer obligations	49.5	4.7	54.2	15	8.5	45.7
Equities	8.8	2.8	11.6	3	1.8	9.8
Other marketable securities and/or loans	5.4	3.6	9.0	3	3.2	5.8
Total non-Canadian dollar-denominated	151.8	70.4	222.2	62	61.4	160.8
Total	$242.7	$114.8	$357.5	100%	$102.0	$255.5

		October 31, 2013
Canadian government obligations	$15.0	$28.8	$43.8	14%	$23.8	$20.0
NHA MBS	39.8	0.5	40.3	12	7.8	32.5
Provincial government obligations	4.0	5.6	9.6	3	5.4	4.2
Corporate issuer obligations	6.6	3.5	10.1	3	0.6	9.5
Equities	21.4	4.0	25.4	8	5.3	20.1
Other marketable securities and/or loans	1.6	0.2	1.8	1	0.3	1.5
Total Canadian dollar-denominated	88.4	42.6	131.0	41	43.2	87.8
Cash and due from Banks	19.0	–	19.0	6	0.1	18.9
U.S. government obligations	3.0	28.6	31.6	10	29.9	1.7
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	25.7	5.2	30.9	10	7.8	23.1
Other sovereign obligations	25.2	20.9	46.1	14	2.5	43.6
Corporate issuer obligations	37.0	2.4	39.4	12	4.9	34.5
Equities	5.3	1.8	7.1	2	1.1	6.0
Other marketable securities and/or loans	7.5	8.0	15.5	5	8.2	7.3
Total non-Canadian dollar-denominated	122.7	66.9	189.6	59	54.5	135.1
Total	$211.1	$109.5	$320.6	100%	$97.7	$222.9
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 61: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)
	Average for the year ended
	October 31, 2014	October 31, 2013
The Toronto-Dominion Bank (Parent)	$71.1	$60.0
Bank subsidiaries	149.5	131.4
Foreign branches	34.9	31.5
Total	$255.5	$222.9
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 90

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing, and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads, and/or market demand. Where appropriate, the Bank applies a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, the Bank expects the reduction in current market value to be low given the underlying high credit quality and demonstrated liquidity of the Bank's liquid asset portfolio. Available liquidity also includes the Bank's estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S.

TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S. and European Central Bank standby liquidity facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in certain wealth and insurance business subsidiaries are also not included in the enterprise liquidity position calculation due to local regulatory investment restrictions.

The ongoing management of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash and collateral in a liquidity stress event. Additional stress scenarios are also used to evaluate the potential range of liquidity requirements the Bank could encounter. The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level and for local entities, to document liquidity management actions and governance in relation to stress events. CFP documentation is an integral component of the Bank’s overall liquidity risk management program.

Credit ratings are important to TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 62: CREDIT RATINGS[1]
October 31, 2014
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P-1	Aa1	Negative
S&P	A-1+	AA-	Negative
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity requirements by necessitating the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral payments that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 63: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)
	Average for the year ended
	October 31	October 31
	2014	2013
One-notch downgrade	$0.3	$0.4
Two-notch downgrade	0.3	0.7
Three-notch downgrade	0.6	0.9

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 91

TABLE 64: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(billions of Canadian dollars, except as noted)						As at
						October 31, 2014
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	Assets as a %
	Collateral[3]	Other[4]	Collateral[5]	Other[6]	Assets	of Total Assets
Cash and due from banks	$–	$–	$–	$2.8	$2.8	–%
Interest-bearing deposits with banks	2.1	2.5	35.1	4.1	43.8	0.5
Securities, trading loans, and other[7]	55.5	9.8	147.4	13.1	225.8	6.9
Derivatives	–	–	–	55.4	55.4	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	75.0	75.0	–
Loans, net of allowance for loan losses	15.1	48.2	75.4	340.2	478.9	6.7
Customers’ liability under acceptances	–	–	–	13.1	13.1	–
Investment in TD Ameritrade	–	–	–	5.6	5.6	–
Goodwill	–	–	–	14.2	14.2	–
Other intangibles	–	–	–	2.7	2.7	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	4.9	4.9	–
Deferred tax assets	–	–	–	2.0	2.0	–
Other assets[9]	–	–	–	20.5	20.5	–
Total on-balance sheet assets	72.7	60.5	257.9	553.6	$944.7	14.1%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	66.5	–	29.0	(75.0)
Securities borrowing and collateral received	16.4	–	7.1	–
Margin loans and other client activity	1.7	–	11.0	(7.0)
Total off-balance sheet items	84.6	–	47.1	(82.0)
Total	$157.3	$60.5	$305.0	$471.6

					October 31, 2013
Cash and due from banks	$–	$–	$–	$3.6	$3.6	–%
Interest-bearing deposits with banks	2.1	1.3	21.6	3.6	28.6	0.4
Securities, trading loans, and other[7]	53.9	10.1	135.7	18.2	217.9	7.4
Derivatives	–	–	–	49.5	49.5	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	64.3	64.3	–
Loans, net of allowance for loan losses	15.0	55.1	67.0	307.8	444.9	8.1
Customers’ liability under acceptances	–	–	–	6.4	6.4	–
Investment in TD Ameritrade	–	–	–	5.3	5.3	–
Goodwill	–	–	–	13.3	13.3	–
Other intangibles	–	–	–	2.5	2.5	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	4.6	4.6	–
Deferred tax assets	–	–	–	1.8	1.8	–
Other assets[9]	–	–	–	19.3	19.3	–
Total on-balance sheet assets	71.0	66.5	224.3	500.2	$862.0	15.9%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	51.8	–	30.8	(64.3)
Securities borrowing and collateral received	17.7	–	6.0	–
Margin loans and other client activity	1.3	–	11.5	(7.4)
Total off-balance sheet items	70.8	–	48.3	(71.7)
Total	$141.8	$66.5	$272.6	$428.5
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
3	Represents assets that have been posted externally to support the Bank’s liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD’s funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance, and assets covering short sales.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions, and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 92

Refer to Note 29 of the Consolidated Financial Statements “Pledged Assets and Collateral” discussion for details on financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default.

FUNDING

The Bank has access to a variety of short-term and long-term unsecured and secured funding sources, including securitization channels that it uses to meet funding requirements. The Bank’s funding activities are conducted in accordance with the GLAP Policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding excluding securitization. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence under the “Severe Combined Stress” scenario.

TABLE 65: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)
	2014	2013
P&C deposits – Canadian Retail	$273.2	$260.5
P&C deposits – U.S. Retail	227.1	200.0
Other deposits	1.1	2.0
Total	$501.4	$462.5

The Bank maintains an active external funding program to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified geographically, by currency, and by distribution network. The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at October 31, 2014 and October 31, 2013.

TABLE 66: WHOLESALE FUNDING
(millions of Canadian dollars)
	As at
						October 31		October 31
							2014	2013
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from Banks[1]	$6,578	$3,126	$738	$29	$3	$17	$10,491	$11,025
Bearer Deposit Note	143	563	2	8	–	–	716	2,627
Certificates of Deposit	12,191	16,412	13,157	27,501	120	–	69,381	56,139
Commercial Paper	4,153	2,695	564	732	–	–	8,144	8,192
Asset Backed Commercial Paper[2]	1,075	1,510	504	10	–	–	3,099	4,081
Covered Bonds	–	–	–	2,253	3,398	10,860	16,511	10,442
Mortgage Securitization	19	679	2,864	1,590	7,657	23,349	36,158	47,552
Senior Unsecured Medium Term Notes	228	276	446	7,220	14,165	18,933	41,268	23,290
Subordinated Notes and Debentures[3]	–	–	–	–	–	7,785	7,785	7,982
Term Asset Backed Securities	–	–	–	–	–	1,953	1,953	1,662
Other[4]	2,339	1,172	78	131	–	–	3,720	6,989
Total	$26,726	$26,433	$18,353	$39,474	$25,343	$62,897	$199,226	$179,981

Of which:
Secured	$1,094	$2,189	$3,368	$3,853	$11,055	$36,162	$57,721	$63,737
Unsecured	25,632	24,244	14,985	35,621	14,288	26,735	141,505	116,244
Total	$26,726	$26,433	$18,353	$39,474	$25,343	$62,897	$199,226	$179,981
1	Includes fixed-term deposits with banks.
2	Represents asset-backed commercial paper (ABCP) issued by consolidated Bank-owned structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions.

Excluding Wholesale Banking mortgage aggregation business, the Bank's total 2014 mortgage-backed securities issuance was $3.8 billion (2013 – $6.3 billion), and other real-estate secured issuance using asset-backed securities was $1 billion (2013 – $1 billion). The Bank also issued $17.4 billion of unsecured medium-term notes (2013 – $13.4 billion) and $8.6 billion of covered bonds, in various currencies and markets during the year ended October 31, 2014 (2013 – nil). This includes unsecured medium-term notes and covered bonds settling subsequent to year end.  Refer to Note 37 of the Bank’s 2014 Consolidated Financial Statements for further details.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 93

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In May 2014, OSFI released the final LAR guideline which establishes two minimum standards based on the Basel III framework with national supervisory discretion applied to certain treatments: the LCR effective January 1, 2015, and the Net Stable Funding Ratio (NSFR) effective January 1, 2018. These requirements are supplemented by additional supervisory monitoring metrics including the liquidity and intraday liquidity monitoring tools as considered in the Basel III framework and the OSFI-designed Net Cumulative Cash Flow (NCCF). Banks are required to submit monthly LCR and NCCF starting with the January 2015 positions and are required to comply with the 100% LCR limit from the first reporting. TD is well prepared to meet the regulatory reporting and LCR compliance requirements and is finalizing strategies to align its liquidity risk management framework with the new regulatory standards.

In July 2014, OSFI released the final guideline on “Public Disclosure Requirements for Domestic Systematically Important Banks on Liquidity Coverage Ratio”. D-SIBs are required to implement the Basel LCR Disclosure Standards beginning with the second quarter of 2015 reporting period.

In October 2014, Basel Committee on Banking Supervision released the final standard for “Basel III: the net stable funding ratio”. The NSFR requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in 1 year to support their businesses. The NSFR is expected to become a minimum standard by January 1, 2018.

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. When the regime is in place, it will allow for the expedient conversion of certain bank liabilities into regulatory capital when OSFI has determined that a bank has become or is about to become non-viable. It is proposed in the Bail-in Consultation that the conversion power only apply to long-term senior debt that is issued, originated, or renegotiated after an implementation date determined by the Government of Canada (GoC). The GoC has also proposed that in order to have sufficient loss absorbing capacity that D-SIBs be subject to a higher loss absorbency requirement of between 17 to 23% of RWA, which can be met through the sum of regulatory capital (for example, common equity and NVCC instruments) and long-term senior debt. The Bail-in Consultation period ended in September 2014, and no implementation timeline has been provided.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (that is, the Bank does not fund illiquid long-term assets with short-term maturity borrowings). The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank targets to match funding maturities as closely as possible to the expected maturity profile of its balance sheet. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 94

TABLE 67: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)
									As at
								October 31, 2014
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$2,769	$12	$–	$–	$–	$–	$–	$–	$–	$2,781
Interest-bearing deposits with banks	28,693	358	355	45	145	–	–	–	14,177	43,773
Trading loans, securities, and other[1]	1,827	2,347	3,281	2,225	2,620	5,219	17,831	14,887	50,936	101,173
Derivatives	5,829	4,827	2,929	2,941	1,691	7,064	14,372	15,710	–	55,363
Financial assets designated at fair value through
profit or loss	172	1,411	662	469	419	274	348	814	176	4,745
Available-for-sale securities	482	1,350	1,851	1,719	393	5,316	24,877	25,089	1,931	63,008
Held-to-maturity securities	98	1,353	485	966	573	5,807	20,478	27,217	–	56,977
Securities purchased under reverse repurchase agreements	33,684	18,090	13,563	3,413	6,037	205	39	–	–	75,031
Loans
Residential mortgages	1,174	1,735	5,052	8,669	8,566	52,314	94,362	27,040	–	198,912
Consumer instalment and other personal	991	1,352	2,446	2,498	3,270	14,097	24,505	12,786	61,466	123,411
Credit card	–	–	–	–	–	–	–	–	25,570	25,570
Business and government	15,766	3,883	3,606	6,384	3,487	9,451	36,813	41,330	10,629	131,349
Debt securities classified as loans	12	12	34	254	–	147	499	1,737	–	2,695
Total loans	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	97,665	481,937
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,028)	(3,028)
Loans, net of allowance for loan losses	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	94,637	478,909
Customers’ liability under acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,569	5,569
Goodwill[2]	–	–	–	–	–	–	–	–	14,233	14,233
Other intangibles[2]	–	–	–	–	–	–	–	–	2,680	2,680
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,930	4,930
Deferred tax assets	–	–	–	–	–	–	–	–	2,008	2,008
Amounts receivable from brokers, dealers, and clients	9,319	–	–	–	–	–	–	–	–	9,319
Other assets	2,364	390	1,158	77	166	111	130	41	6,726	11,163
Total assets	$114,436	$38,916	$35,444	$29,666	$27,367	$100,005	$234,254	$166,651	$198,003	$944,742
Liabilities
Trading deposits	$10,785	$14,876	$11,242	$9,587	$11,165	$171	$975	$533	$–	$59,334
Derivatives	4,887	4,545	2,552	2,698	1,448	6,287	12,801	15,558	–	50,776
Securitization liabilities at fair value	–	290	1,284	356	–	797	5,527	2,944	–	11,198
Other financial liabilities designated at fair value through
profit or loss	231	281	447	528	370	1,218	175	–	–	3,250
Deposits[3],[4]
Personal	5,136	6,616	6,616	5,753	5,278	9,431	13,260	170	290,980	343,240
Banks	6,316	4,071	1,239	76	800	3	6	11	3,249	15,771
Business and government	16,711	11,213	3,905	13,163	4,196	17,332	26,326	6,704	142,155	241,705
Total deposits	28,163	21,900	11,760	18,992	10,274	26,766	39,592	6,885	436,384	600,716
Acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Obligations related to securities sold short[1]	2,817	2,861	691	518	425	3,812	7,152	9,440	11,749	39,465
Obligations related to securities sold under repurchase
agreements	35,633	5,862	1,908	839	1,108	129	108	–	–	45,587
Securitization liabilities at amortized cost	19	389	1,580	715	519	6,860	11,934	2,944	–	24,960
Amounts payable to brokers, dealers, and clients	10,381	–	–	–	–	–	–	–	3	10,384
Insurance-related liabilities	151	236	314	–	531	774	1,468	954	1,651	6,079
Other liabilities[5]	2,697	3,554	903	339	285	400	2,536	99	5,084	15,897
Subordinated notes and debentures	–	–	–	–	–	–	–	7,785	–	7,785
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	56,231	56,231
Total liabilities and equity	$107,020	$56,590	$32,703	$34,578	$26,125	$47,214	$82,268	$47,142	$511,102	$944,742
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$69	$137	$207	$205	$205	$786	$1,942	$3,183	$–	$6,734
Network service agreements	2	3	5	5	5	20	–	–	–	40
Automated teller machines	20	34	53	41	28	42	47	–	–	265
Contact center technology	2	5	7	7	7	29	54	–	–	111
Software licensing and equipment maintenance	6	68	17	26	9	132	64	–	–	322
Credit and liquidity commitments
Financial and performance standby letters of credit	647	1,295	2,378	2,605	1,637	2,633	6,316	884	–	18,395
Documentary and commercial letters of credit	24	59	43	21	9	21	20	10	–	207
Commitments to extend credit and liquidity[6],[7]	12,616	12,366	5,779	4,195	4,161	11,416	45,269	3,061	1,505	100,368
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	–	–	–	–	–	1	–	–	1
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $17 billion of covered bonds with remaining contractual maturities of $2 billion in ‘6 months to 9 months’, $4 billion in ‘over 1 to 2 years’, $10 billion in ‘over 2 to 5 years’, and $1 billion in ‘over 5 years’.
5	Includes $119 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’ , $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $8 million in ‘9 months to 1 year’, $28 million in ‘over 1 to 2 years’, $34 million in ‘over 2 to 5 years’, and $24 million in ‘over 5 years’.
6	Includes $76 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 95

TABLE 67: REMAINING CONTRACTUAL MATURITY (continued)[1]
(millions of Canadian dollars)
									As at
								October 31, 2013
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,581	$–	$–	$–	$–	$–	$–	$–	$–	$3,581
Interest-bearing deposits with banks	22,539	402	350	214	138	–	–	–	4,940	28,583
Trading loans, securities, and other[2]	2,087	4,113	2,844	2,919	3,185	7,089	18,528	12,028	49,147	101,940
Derivatives	5,658	2,588	1,887	1,543	1,379	6,801	14,832	14,773	–	49,461
Financial assets designated at fair value through
profit or loss	180	636	539	911	739	2,132	527	693	175	6,532
Available-for-sale securities	3,470	4,284	4,373	1,097	1,851	5,873	22,725	34,033	1,838	79,544
Held-to-maturity securities	293	831	862	548	412	2,825	11,804	12,386	–	29,961
Securities purchased under reverse repurchase agreements	33,159	16,337	7,290	5,171	2,013	260	53	–	–	64,283
Loans
Residential mortgages	1,194	1,842	4,552	7,725	6,219	31,175	108,098	25,015	–	185,820
Consumer instalment and other personal	1,014	1,376	2,147	2,375	2,700	10,460	28,099	8,895	62,126	119,192
Credit card	–	–	–	–	–	–	–	–	22,222	22,222
Business and government	17,832	3,886	3,340	4,382	3,090	8,059	31,745	32,682	11,783	116,799
Debt securities classified as loans	–	–	635	41	–	307	893	1,868	–	3,744
Total loans	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	96,131	447,777
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,855)	(2,855)
Loans, net of allowance for loan losses	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	93,276	444,922
Customers’ liability under acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,300	5,300
Goodwill[3]	–	–	–	–	–	–	–	–	13,293	13,293
Other intangibles[3]	–	–	–	–	–	–	–	–	2,493	2,493
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	4,635	4,635
Deferred tax assets	–	–	–	–	–	–	–	–	1,800	1,800
Amounts receivable from broker, dealers, and clients	9,183	–	–	–	–	–	–	–	–	9,183
Other assets	1,630	317	179	55	754	186	224	39	6,727	10,111
Total assets	$106,747	$37,993	$29,089	$26,981	$22,480	$75,167	$237,528	$142,412	$183,624	$862,021
Liabilities
Trading deposits	$9,991	$14,000	$18,430	$5,562	$1,609	$156	$807	$412	$–	$50,967
Derivatives	5,430	2,719	2,425	1,938	1,627	6,868	13,648	14,816	–	49,471
Securitization liabilities at fair value	1,896	2,385	2,619	3,529	2,401	1,962	4,662	2,506	–	21,960
Other financial liabilities designated at fair value through
profit or loss	2	4	1	1	1	3	–	–	–	12
Deposits[4],[5]
Personal	5,288	8,461	9,116	6,778	6,366	9,180	12,666	150	261,463	319,468
Banks	9,412	3,056	355	255	37	14	25	27	3,968	17,149
Business and government	22,931	13,167	4,058	2,825	3,181	8,824	21,844	1,860	126,298	204,988
Total deposits	37,631	24,684	13,529	9,858	9,584	18,018	34,535	2,037	391,729	541,605
Acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Obligations related to securities sold short[2]	689	605	1,481	156	777	2,603	9,649	8,526	17,343	41,829
Obligations related to securities sold under repurchase
agreements	27,990	4,201	775	679	682	73	14	–	–	34,414
Securitization liabilities at amortized cost	40	517	730	578	1,428	3,482	15,794	3,023	–	25,592
Amounts payable to broker, dealers, and clients	8,842	3	–	–	–	–	–	–	37	8,882
Insurance-related liabilities	142	212	284	–	477	703	1,325	866	1,577	5,586
Other liabilities[6]	4,070	3,355	946	543	694	353	1,552	91	4,335	15,939
Subordinated notes and debentures	–	–	–	–	149	–	–	7,833	–	7,982
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	51,383	51,383
Total liabilities and equity	$101,650	$54,066	$41,311	$22,844	$19,429	$34,221	$81,986	$40,110	$466,404	$862,021
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$64	$129	$193	$192	$190	$732	$1,838	$2,918	$–	$6,256
Network service agreements	2	4	7	7	7	–	–	–	–	27
Automated teller machines	9	20	28	45	46	78	44	–	–	270
Contact center technology	–	–	–	–	–	–	–	–	–	–
Software licensing and equipment maintenance	6	69	6	24	7	32	19	–	–	163
Credit and liquidity commitments
Financial and performance standby letters of credit	180	1,007	2,022	2,497	1,485	3,788	5,022	502	–	16,503
Documentary and commercial letters of credit	41	66	36	14	24	3	15	1	–	200
Commitments to extend credit and liquidity[7],[8]	11,675	10,806	6,379	3,676	4,056	8,414	40,395	2,655	1,410	89,466
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	561	226	237	187	4	765	–	–	1,980
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2	Amount has been recorded according to the remaining contractual maturity of the underlying security.
3	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘9 months to 1 year', $2 billion in 'over 1 to 2 years’ and $6 billion in ‘over 2 to 5 years’.
6	Includes $103 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’ , $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $7 million in ‘9 months to 1 year’, $18 million in ‘over 1 to 2 years’ and $53 million in ‘over 2 to 5 years’.
7	Includes $82 million in commitments to extend credit to private equity investments.
8	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 96

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Regulators prescribe minimum levels of capital, which are referred to as capital limits. Managing the capital levels of a financial institution exposes the Bank to the risk of breaching regulatory capital limits.

Who Manages capital adequacy risk

The Board of Directors has the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital limits and thresholds and reviews and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee of the Board reviews and approves the Capital Adequacy Risk Management Framework and oversees management’s actions to maintain an appropriate ICAAP framework, commensurate with the Bank’s risk profile. The Chief Risk Officer ensures the Bank’s ICAAP is effective in meeting capital adequacy requirements.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank’s capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital limits and thresholds.

Enterprise Capital Management is responsible for forecasting and monitoring compliance with capital limits and thresholds, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and EWST processes. Business segments are responsible for managing to allocated capital limits.

Additionally, U.S. regulated subsidiaries of the Bank and certain other jurisdictions manage their capital adequacy risk in accordance with local regulatory requirements. However, related local capital management policies and procedures conform with those of TD.

How TD ManageS capital adequacy Risk

Capital resources are managed to ensure the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board determines capital limits and thresholds in excess of minimum capital requirements. The purpose of capital limits is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before capital limits are breached. Capital thresholds are higher than limits, taking into account normal capital volatility. Capital limits and thresholds are defined in the Global Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one-year period, associated with management’s target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital limits or thresholds. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital thresholds.

Legal and Regulatory Compliance Risk

Legal and Regulatory Compliance Risk is the risk associated with the failure to meet the Bank’s legal obligations from legislative, regulatory, or contractual perspectives. This includes risks associated with the failure to identify, communicate, and comply with current and changing laws, regulations, rules, regulatory guidance, self-regulatory organization standards, and codes of conduct. It also includes anti-money laundering, anti-terrorist financing and economic sanctions risk.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as the Bank's is expected to meet high standards in all business dealings and transactions, wherever TD operates. As a result, the Bank is exposed to legal and regulatory compliance risk in virtually all of its activities. Failure to meet legal and regulatory requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts the Bank's reputation at risk. Financial penalties, sanctions, and other costs associated with legal proceedings and unfavourable judicial or regulatory judgments may also adversely affect the Bank’s business, results of operations and financial condition.

Legal and regulatory compliance risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating the Bank's businesses.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 97

Who Manages Legal and regulatory compliance Risk

Business segments and corporate areas are responsible for managing day-to-day legal and regulatory compliance risk, while the Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk (including Regulatory Relationships and Government Affairs) groups assist them by providing advice and oversight. Representatives of these groups participate, as required, in senior operating committees of the Bank’s businesses. Also, the senior management of these groups have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of processes and policies that ensure the Bank is in compliance with the laws and regulations that apply to it (as well as its own policies).

    The Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk groups also establish risk-based programs and standards to proactively manage known and emerging legal and regulatory compliance risk. The Compliance, Global Anti-Money Laundering and Regulatory Risk groups also provide independent oversight and deliver operational control processes to comply with applicable legislation and regulatory requirements.

The Bank's Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of the Bank.

The Legal department works closely with the business segments and corporate functions to identify areas of potential legal and regulatory compliance risk, and actively manage them to reduce the Bank’s exposure.

How TD ManageS legal and regulatory compliance Risk

TD's Code of Conduct and Ethics (the "Code") sets the “tone at the top” for a culture of integrity throughout the Bank. The Code stipulates that every business decision and action on TD’s behalf must be assessed in light of what is right, legal, and fair. The Code is supported by a number of other policies, training programs and tools, and new employee or director orientation materials, covering a variety of relevant topics, such as anti-money laundering, sanctions, compliance, privacy, and anti-corruption practices. The Code applies not only to employees but also all the officers and directors of the Bank, all of whom are required to attest annually that they understand the Code and have complied with its provisions. Business segments and corporate areas manage day-to-day legal and regulatory compliance risk primarily by implementing appropriate policies, procedures, and controls. The Legal, Compliance, Global Anti-Money Laundering, and Regulatory Risk groups collectively assist them by:

•	communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required, including reviewing and approving new products;
•	implementing or assisting with policies, procedures and training;
•	assessing regulatory and legislative requirements and compliance-related risks using an independent risk-based approach;
•	independently monitoring and testing for adherence to significant regulatory and legal requirements, as well as the effectiveness of associated key internal controls;
•	tracking, escalating and reporting significant issues and findings to senior management and the Board; and
•	liaising with regulators and industry associations, as appropriate, regarding new or revised legislation, regulatory guidance and/or regulatory examinations.

The Bank's policies and processes also provide for the timely escalation of potential or actual material legal or regulatory issues to enable senior management and the Board to effectively perform their management and oversight responsibilities.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department works closely with business segments and other corporate areas to identify and manage risk associated with contractual obligations and plays a gatekeeper function for unacceptable legal risk. The Legal Department also manages litigation risk within the TD Risk Appetite Statement and provides regular escalation of material matters to the Audit Committee.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a decline in TD’s value, brand, liquidity or customer base, or require costly measures to address.

A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of any of the organization’s activities and cannot be managed in isolation from other forms of risk. All risk categories can have an impact on reputation, which in turn can impact TD's brand, earnings, and capital.

Who Manages Reputational Risk

Responsibility for managing risks to the Bank’s reputation, ultimately, lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The RRC is the executive committee with enterprise-wide responsibility for making decisions related to reputational risks. The mandate of the RRC is to ensure that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation. This means following ethical practices at all times, complying with applicable policies, legislation, and regulations and supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance TD's reputation.

HOW TD ManageS REPUTATIONAL RISK

Amongst other significant policies, TD's enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee. This Policy sets out the requirements under which each business segment is required to manage reputational risk. These include implementing procedures, and designating a business-level committee to review reputational risk issues and escalating as appropriate to the enterprise RRC.

The Bank also has an enterprise-wide New Business and Product Approval Policy that is approved by the Risk Committee and establishes standard practices to be used across TD to approve new business and product initiatives. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and includes consideration of all aspects of a new product, including reputational risk.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 98

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services; (2) indirect risks associated with the environmental performance or environmental events, such as changing climate patterns that may impact the Bank's retail customers and clients to whom TD provides financing or in which TD invests; (3) identification and management of emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

Who Manages Environmental Risk

The Executive Vice President, Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

How TD ManageS Environmental Risk

TD manages environmental risks within the Environmental Management System (EMS) which consist of three components: an Environmental Policy, an Environmental Management Framework, and Environmental Procedures and Processes. The Bank's EMS is consistent with the ISO 14001 international standard, which represents industry best practice. The Bank's Environmental Policy reflects the global scope of its environmental activities.

    Within the Bank's Environmental Management Framework, it has identified a number of priority areas and has made voluntary commitments relating to these.

    The Bank's environmental metrics, targets, and performance are publicly reported within its annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial, and retail businesses. These procedures include assessment of TD's clients’ policies, procedures, and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, and free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual Corporate Responsibility Report.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an ‘open door’ approach with environmental and community organizations, industry associations, and responsible investment organizations.

For more information on TD's environmental policy, management and performance, please refer to the Corporate Responsibility Report, which is available at the Bank's website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

How Risk Is Managed At TD Ameritrade

TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance and protocols and also participates in TD Ameritrade’s Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary intercompany information flow. The Bank has designated the Group Head, Insurance, Credit Cards and Enterprise Strategy to have responsibility for the TD Ameritrade investment, including regular meetings with the TD Ameritrade Chief Executive Officer. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD has established a compliance committee, pursuant to a U.S. federal supervisory letter, which provides a holistic overview of key compliance issues and developments across all of the Bank's businesses in the U.S. including, to the extent applicable, TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD’s Risk Committee.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its former Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD’s percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors the Bank designates participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee, as well as participating in the Risk Committee and Corporate Governance Committee.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 99

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes to the 2014 Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s 2014 Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s 2014 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies and significant judgments, estimates, and assumptions under IFRS, see Notes 2 and 3 to the Bank’s 2014 Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 100

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

The Bank has implemented FVA in the fourth quarter of 2014 in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. The FVA involves estimates and judgment as there is currently no common industry practice or standard for determining the FVA. Some of the key drivers of FVA include the market implied cost of funding spread over LIBOR, expected term of the trades, and expected average exposure by counterparty. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 to the Bank's Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s cash generating unit (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 101

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over and absorbs significant variable returns from the entity it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 102

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11); and
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12).

The Bank also adopted related amendments to IFRS 10 and any conforming changes to related standards.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively, allowing for certain practical exceptions and transition relief. In order to adopt the above standards the Bank reassessed its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, structured entities such as special purpose entities (SPEs) and its involvement with other third party entities.

Consolidated Financial Statements

The Bank consolidates an entity as a result of controlling the entity, based on the following criteria:

•	The Bank has the power to direct the activities of the entity which have the most significant impact on the entity’s risks and/or returns;
•	The Bank is exposed to significant risks and/or returns arising from the entity; and
•	The Bank is able to use its power to affect the risks and/or returns to which it is exposed.

When assessing whether the Bank controls an entity, the entity’s purpose and design are considered in order to determine the activities which most significantly impact the entity’s risks and/or returns.

On November 1, 2012, the transition date, the Bank’s adoption of IFRS 10 resulted in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV were removed from the Bank’s Consolidated Financial Statements. This resulted in a decrease to liabilities related to capital trust securities of $1.75 billion which was replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV. The impact to the Bank’s opening retained earnings was not significant. Other than the deconsolidation of Trust IV, IFRS 10 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice adopted by the Bank under IAS 31. On November 1, 2012, the transition date, the Bank’s adoption of IFRS 11 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated and unconsolidated entities in which the Bank has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control; any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. The adoption of IFRS 12 did not result in a material impact on the Consolidated Financial Statements of the Bank; however, the standard resulted in additional disclosures, which are included in Note 10 on a retrospective basis.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS require or permit fair value measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and is applied prospectively. This new standard did not have a material impact on the financial position, cash flows, or earnings of the Bank; however the standard resulted in additional fair value disclosures which are disclosed in Note 5 of the Consolidated Financial Statements on a prospective basis.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 103

Employee Benefits

The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Under the amended standard, the Bank has elected to reclassify cumulative actuarial gains and losses to retained earnings. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and is recorded on the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan. Furthermore, a termination benefit obligation is recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank, and have been applied retrospectively. On November 1, 2011, the transition date, the amendments resulted in an increase to deferred tax assets of $74 million, a decrease to other assets of $112 million, an increase in other liabilities of $98 million, and a decrease to retained earnings of $136 million.

Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7), issued in December 2011 provide common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. While the IFRS 7 amendments will result in additional disclosures, the amendments did not have a material impact on the Consolidated Financial Statements of the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013, for the Bank. The disclosures required by the IFRS 7 amendments have been presented on a retrospective basis by the Bank as at October 31, 2014. Refer to Note 6 for the disclosures required by the IFRS 7 amendments.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, (the IAS 32 amendments) which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank. The Bank expects that certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients will no longer qualify for offsetting under the new guidance.

The Bank estimates the impact of adopting the IAS 32 amendments will result in an increase in total assets and total liabilities of approximately $11 billion and $16 billion as at November 1, 2013, the transition date, and October 31, 2014, respectively. There will be no impact to opening equity, cash flows, or earnings of the Bank.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively.

IFRIC 21 is expected to change the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. Early adoption of IFRS 9 is permitted. IFRS 9 also permits early application of changes in the own credit risk provision, prior to adopting all other requirements within IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, including early application of the own credit risk provision.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014, for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 104

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2014. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

The Bank’s management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2014, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2014. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2014, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 105

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule[1]
(millions of Canadian dollars)
							As at
						October 31, 2014
	Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$2,220	$718	$4,694	$752	$20	$–	$8,404
Amortized cost	2,215	710	4,672	740	18	–	8,355
Yield	1.22%	1.79%	2.06%	2.04%	3.99%	–%	1.82%
Provinces
Fair value	655	741	1,876	1,264	9	–	4,545
Amortized cost	651	737	1,859	1,263	8	–	4,518
Yield	1.56%	1.76%	2.08%	2.52%	4.44%	–%	2.08%
U.S. federal government debt
Fair value	152	–	–	–	–	–	152
Amortized cost	152	–	–	–	–	–	152
Yield	0.12%	–%	–%	–%	–%	–%	0.12%
U.S. states, municipalities and agencies
Fair value	1,490	1,047	441	2,567	6,433	–	11,978
Amortized cost	1,491	1,032	431	2,433	6,411	–	11,798
Yield	1.21%	1.90%	2.43%	2.75%	1.53%	–%	1.81%
Other OECD government-guaranteed debt
Fair value	1,171	578	1,165	408	–	–	3,322
Amortized cost	1,170	574	1,164	405	–	–	3,313
Yield	1.10%	2.16%	1.80%	2.26%	–%	–%	1.67%
Canadian mortgage-backed securities
Fair value	–	787	2,519	–	–	–	3,306
Amortized cost	–	779	2,477	–	–	–	3,256
Yield	–%	2.13%	2.28%	–%	–%	–%	2.24%
Other debt securities
Asset-backed securities
Fair value	1,004	4,168	2,756	6,480	4,495	–	18,903
Amortized cost	1,003	4,157	2,753	6,445	4,473	–	18,831
Yield	1.20%	1.08%	0.73%	1.21%	1.00%	–%	1.06%
Non-agency CMO
Fair value	–	–	–	–	1,722	–	1,722
Amortized cost	–	–	–	–	1,713	–	1,713
Yield	–%	–%	–%	–%	2.77%	–%	2.77%
Corporate and other debt
Fair value	1,542	3,154	2,830	428	145	–	8,099
Amortized cost	1,530	3,107	2,812	417	142	–	8,008
Yield	2.66%	2.98%	2.72%	3.79%	5.41%	–%	2.91%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,760	1,760
Amortized cost	–	–	–	–	–	1,642	1,642
Yield	–%	–%	–%	–%	–%	4.74%	4.74%
Preferred shares
Fair value	–	–	–	–	–	171	171
Amortized cost	–	–	–	–	–	153	153
Yield	–%	–%	–%	–%	–%	1.26%	1.26%
Debt securities reclassified from trading
Fair value	112	236	31	203	64	–	646
Amortized cost	109	216	27	182	62	–	596
Yield	4.07%	3.93%	3.97%	5.61%	5.27%	–%	4.61%
Total available-for-sale securities
Fair value	$8,346	$11,429	$16,312	$12,102	$12,888	$1,931	$63,008
Amortized cost	8,321	11,312	16,195	11,885	12,827	1,795	62,335
Yield	1.51%	1.94%	1.98%	1.91%	1.58%	4.44%	1.89%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 106

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1]
(millions of Canadian dollars)
							As at
						October 31, 2014
	Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$–	$–	$–	$–	$–	$–	$–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	–	282	4,846	9,534	4,217	–	18,879
Amortized cost	–	281	4,822	9,465	4,224	–	18,792
Yield	–%	–%	1.75%	2.11%	2.24%	–%	2.04%
Other OECD government-guaranteed debt
Fair value	2,679	8,282	4,531	–	–	–	15,492
Amortized cost	2,677	8,226	4,424	–	–	–	15,327
Yield	1.57%	0.89%	0.85%	–%	–%	–%	1.00%
Other debt securities
Other issuers
Fair value	832	1,529	7,002	6,938	6,654	–	22,955
Amortized cost	833	1,536	6,961	6,917	6,611	–	22,858
Yield	1.93%	2.20%	1.09%	0.85%	0.94%	–%	1.08%
Total held-to-maturity schedules
Fair value	$3,511	$10,093	$16,379	$16,472	$10,871	$–	$57,326
Amortized cost	3,510	10,043	16,207	16,382	10,835	–	56,977
Yield	1.66%	1.10%	1.22%	1.58%	1.48%	–%	1.38%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 107

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1]
(millions of Canadian dollars)
							As at
						October 31, 2013
	Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$5,041	$206	$2,979	$1,043	$60	$–	$9,329
Amortized cost	5,040	203	2,967	1,034	57	–	9,301
Yield	0.58%	1.56%	0.69%	0.94%	3.16%	–%	0.69%
Provinces
Fair value	175	540	1,417	448	8	–	2,588
Amortized cost	174	536	1,408	443	8	–	2,569
Yield	0.66%	0.84%	1.27%	1.34%	4.44%	–%	1.16%
U.S. federal government debt
Fair value	141	–	–	–	–	–	141
Amortized cost	141	–	–	–	–	–	141
Yield	0.14%	–%	–%	–%	–%	–%	0.14%
U.S. states, municipalities and agencies
Fair value	36	1,769	2,117	5,545	5,568	–	15,035
Amortized cost	36	1,757	2,089	5,398	5,550	–	14,830
Yield	1.71%	1.48%	1.91%	2.34%	1.47%	–%	1.85%
Other OECD government-guaranteed debt
Fair value	5,568	1,933	371	122	–	–	7,994
Amortized cost	5,553	1,926	372	127	–	–	7,978
Yield	1.27%	1.12%	1.65%	1.50%	–%	–%	1.25%
Canadian mortgage-backed securities
Fair value	22	922	1,866	–	–	–	2,810
Amortized cost	22	914	1,855	–	–	–	2,791
Yield	0.12%	2.13%	2.35%	–%	–%	–%	2.26%
Other debt securities
Asset-backed securities
Fair value	1,813	3,229	4,776	10,464	9,038	–	29,320
Amortized cost	1,814	3,219	4,742	10,434	9,043	–	29,252
Yield	1.97%	1.03%	1.16%	0.75%	1.02%	–%	1.01%
Non-agency CMO
Fair value	–	–	–	–	963	–	963
Amortized cost	–	–	–	–	948	–	948
Yield	–%	–%	–%	–%	1.75%	–%	1.75%
Corporate and other debt
Fair value	2,161	3,819	2,127	394	152	–	8,653
Amortized cost	2,125	3,738	2,081	379	148	–	8,471
Yield	3.08%	3.03%	2.84%	4.79%	5.48%	–%	3.12%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,640	1,640
Amortized cost	–	–	–	–	–	1,560	1,560
Yield	–%	–%	–%	–%	–%	3.69%	3.69%
Preferred shares
Fair value	–	–	–	–	–	166	166
Amortized cost	–	–	–	–	–	152	152
Yield	–%	–%	–%	–%	–%	3.70%	3.70%
Debt securities reclassified from trading
Fair value	118	353	174	171	57	32	905
Amortized cost	115	313	146	161	64	36	835
Yield	7.91%	8.03%	8.12%	6.22%	5.22%	7.92%	7.46%
Total available-for-sale securities
Fair value	$15,075	$12,771	$15,827	$18,187	$15,846	$1,838	$79,544
Amortized cost	15,020	12,606	15,660	17,976	15,818	1,748	78,828
Yield	1.41%	1.95%	1.62%	1.39%	1.29%	3.77%	1.56%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 108

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1]
(millions of Canadian dollars)
							As at
						October 31, 2013
	Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$259	$–	$–	$–	$–	$–	$259
Amortized cost	259	–	–	–	–	–	259
Yield	0.99%	–%	–%	–%	–%	–%	0.99%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	–	–	1,335	7,414	3,764	–	12,513
Amortized cost	–	–	1,334	7,447	3,770	–	12,551
Yield	–%	–%	1.47%	2.13%	2.23%	–%	2.09%
Other OECD government-guaranteed debt
Fair value	1,914	7,011	4,106	72	–	–	13,103
Amortized cost	1,914	7,002	4,093	71	–	–	13,080
Yield	2.13%	1.29%	0.97%	1.25%	–%	–%	1.31%
Other debt securities
Other issuers
Fair value	773	747	1,451	1,104	–	–	4,075
Amortized cost	773	749	1,451	1,098	–	–	4,071
Yield	2.54%	2.72%	2.08%	1.83%	–%	–%	2.22%
Total held-to-maturity schedules
Fair value	$2,946	$7,758	$6,892	$8,590	$3,764	$–	$29,950
Amortized cost	2,946	7,751	6,878	8,616	3,770	–	29,961
Yield	2.14%	1.43%	1.30%	2.08%	2.23%	–%	1.76%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 109

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1]
(millions of Canadian dollars)
							As at
						October 31, 2012
	Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$9,943	$122	$132	$630	$28	$–	$10,855
Amortized cost	9,942	119	123	610	24	–	10,818
Yield	1.06%	2.42%	3.21%	2.34%	3.82%	–%	1.18%
Provinces
Fair value	2,178	97	54	165	9	–	2,503
Amortized cost	2,177	93	50	157	8	–	2,485
Yield	1.17%	3.47%	3.62%	3.34%	4.44%	–%	1.45%
U.S. federal government debt
Fair value	241	–	–	–	–	–	241
Amortized cost	241	–	–	–	–	–	241
Yield	0.13%	–%	–%	–%	–%	–%	0.13%
U.S. states, municipalities and agencies
Fair value	1,835	1,369	1,221	11,670	13,319	–	29,414
Amortized cost	1,833	1,338	1,168	11,188	13,053	–	28,580
Yield	0.49%	1.26%	1.82%	2.25%	2.00%	–%	1.96%
Other OECD government-guaranteed debt
Fair value	2,479	11,379	3,323	29	–	–	17,210
Amortized cost	2,433	11,193	3,203	27	–	–	16,856
Yield	2.86%	1.55%	1.73%	2.62%	–%	–%	1.77%
Canadian mortgage-backed securities
Fair value	61	31	1,050	–	–	–	1,142
Amortized cost	61	30	1,043	–	–	–	1,134
Yield	0.11%	0.10%	2.06%	–%	–%	–%	1.91%
Other debt securities
Asset-backed securities
Fair value	1,031	4,152	5,718	7,305	6,839	–	25,045
Amortized cost	1,024	4,131	5,683	7,202	6,828	–	24,868
Yield	3.96%	1.54%	0.97%	1.20%	1.26%	–%	1.34%
Non-agency CMO
Fair value	–	–	–	–	961	–	961
Amortized cost	–	–	–	–	939	–	939
Yield	–%	–%	–%	–%	1.88%	–%	1.88%
Corporate and other debt
Fair value	670	4,781	1,782	456	169	–	7,858
Amortized cost	654	4,656	1,705	423	149	–	7,587
Yield	3.30%	2.93%	3.80%	5.28%	6.38%	–%	3.35%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,851	1,851
Amortized cost	–	–	–	–	–	1,749	1,749
Yield	–%	–%	–%	–%	–%	2.67%	2.67%
Preferred shares
Fair value	–	–	–	–	–	232	232
Amortized cost	–	–	–	–	–	194	194
Yield	–%	–%	–%	–%	–%	1.85%	1.85%
Debt securities reclassified from trading
Fair value	152	333	442	151	186	–	1,264
Amortized cost	147	301	378	124	215	–	1,165
Yield	7.85%	8.16%	7.51%	7.90%	5.86%	–%	7.46%
Total available-for-sale securities
Fair value	$18,590	$22,264	$13,722	$20,406	$21,511	$2,083	$98,576
Amortized cost	18,512	21,861	13,353	19,731	21,216	1,943	96,616
Yield	1.53%	1.93%	1.89%	1.98%	1.83%	2.59%	1.85%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 110

TABLE 68: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1]
(millions of Canadian dollars)
As at
October 31, 2012
Remaining terms to maturities[2]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal
Fair value	$–	$–	$–	$–	$–	$–	$–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
Other OECD government-guaranteed debt
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
Other debt securities
Other issuers
Fair value	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
Total held-to-maturity schedules
Fair value	$–	$–	$–	$–	$–	$–	$–
Amortized cost	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 111

TABLE 69: LOAN PORTFOLIO – Loans Maturity
(millions of Canadian dollars)
				As at
	Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
			October 31, 2014
Canada
Residential mortgages	$24,960	$143,145	$7,020	$175,125
Consumer instalment and other personal
HELOC	44,025	15,539	4	59,568
Indirect Auto	126	7,308	9,041	16,475
Other	14,194	1,344	578	16,116
Credit card	17,927	–	–	17,927
Total personal	101,232	167,336	16,643	285,211
Real estate
Residential	5,442	4,568	4,594	14,604
Non-residential	6,252	2,281	1,235	9,768
Total real estate	11,694	6,849	5,829	24,372
Total business and government (including real estate)	46,261	16,396	9,157	71,814
Total loans – Canada	147,493	183,732	25,800	357,025
United States
Residential mortgages	214	105	23,016	23,335
Consumer instalment and other personal
HELOC	9,196	172	2,297	11,665
Indirect Auto	4,254	13,806	722	18,782
Other	141	401	73	615
Credit card	7,637	–	–	7,637
Total personal	21,442	14,484	26,108	62,034
Real estate
Residential	992	1,493	1,809	4,294
Non-residential	1,424	7,365	5,248	14,037
Total real estate	2,416	8,858	7,057	18,331
Total business and government (including real estate)	9,500	29,863	30,054	69,417
Total loans – United States	30,942	44,347	56,162	131,451
Other International
Personal	5	4	–	9
Business and government	1,998	123	3	2,124
Total loans – Other international	2,003	127	3	2,133
Other loans
Debt securities classified as loans	313	646	1,736	2,695
Acquired credit-impaired loans	434	434	845	1,713
Total other loans	747	1,080	2,581	4,408
Total loans	$181,185	$229,286	$84,546	$495,017
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 112

TABLE 69: LOAN PORTFOLIO – Loans Maturity (continued)
(millions of Canadian dollars)
				As at
	Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
			October 31, 2013
Canada
Residential mortgages	$21,286	$139,175	$3,928	$164,389
Consumer instalment and other personal
HELOC	46,630	14,949	2	61,581
Indirect Auto	509	9,307	4,850	14,666
Other	12,933	1,507	753	15,193
Credit card	15,288	–	–	15,288
Total personal	96,646	164,938	9,533	271,117
Real estate
Residential	5,021	4,799	3,865	13,685
Non-residential	4,962	1,780	1,411	8,153
Total real estate	9,983	6,579	5,276	21,838
Total business and government (including real estate)	40,694	13,997	9,581	64,272
Total loans – Canada	137,340	178,935	19,114	335,389
United States
Residential mortgages	246	98	20,601	20,945
Consumer instalment and other personal
HELOC	7,974	164	2,469	10,607
Indirect Auto	3,368	12,248	707	16,323
Other	138	313	82	533
Credit card	6,900	–	–	6,900
Total personal	18,626	12,823	23,859	55,308
Real estate
Residential	833	1,400	1,237	3,470
Non-residential	1,433	5,884	4,767	12,084
Total real estate	2,266	7,284	6,004	15,554
Total business and government (including real estate)	7,830	24,511	22,659	55,000
Total loans – United States	26,456	37,334	46,518	110,308
Other International
Personal	1	9	–	10
Business and government	1,746	491	3	2,240
Total loans – Other international	1,747	500	3	2,250
Other loans
Debt securities classified as loans	676	1,200	1,868	3,744
Acquired credit-impaired loans	661	867	957	2,485
Total other loans	1,337	2,067	2,825	6,229
Total loans	$166,880	$218,836	$68,460	$454,176
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 113

TABLE 69: LOAN PORTFOLIO – Loans Maturity (continued)
(millions of Canadian dollars)
				As at
		Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2012
Canada
Residential mortgages	$25,530	$123,174	$5,543	$154,247
Consumer instalment and other personal
HELOC	50,606	13,588	559	64,753
Indirect Auto	2,244	8,683	3,038	13,965
Other	12,239	2,210	125	14,574
Credit card	14,236	–	–	14,236
Total personal	104,855	147,655	9,265	261,775
Real estate
Residential	3,840	5,700	2,937	12,477
Non-residential	3,988	1,965	1,299	7,252
Total real estate	7,828	7,665	4,236	19,729
Total business and government (including real estate)	34,759	14,146	6,892	55,797
Total loans – Canada	139,614	161,801	16,157	317,572
United States
Residential mortgages	117	35	17,210	17,362
Consumer instalment and other personal
HELOC	7,304	215	2,603	10,122
Indirect Auto	2,918	9,747	801	13,466
Other	81	305	104	490
Credit card	1,097	–	–	1,097
Total personal	11,517	10,302	20,718	42,537
Real estate
Residential	950	1,106	959	3,015
Non-residential	2,475	4,192	4,164	10,831
Total real estate	3,425	5,298	5,123	13,846
Total business and government (including real estate)	13,297	16,047	17,837	47,181
Total loans – United States	24,814	26,349	38,555	89,718
Other International
Personal	1	10	–	11
Business and government	2,208	431	14	2,653
Total loans – Other international	2,209	441	14	2,664
Other loans
Debt securities classified as loans	522	1,604	2,868	4,994
Acquired credit-impaired loans	979	1,734	1,054	3,767
Total other loans	1,501	3,338	3,922	8,761
Total loans	$168,138	$191,929	$58,648	$418,715

TABLE 70: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars)
						As at
	October 31, 2014		October 31, 2013		October 31, 2012
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed rate	$155,614	$59,555	$158,435	$45,395	$133,730	$37,781
Variable rate	73,672	24,991	60,401	23,065	58,199	20,867
Total	$229,286	$84,546	$218,836	$68,460	$191,929	$58,648

The change in the Bank’s allowance for credit losses for the years ended October 31, 2014, October 31, 2013, and October 31, 2012, are shown in the following table.

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 114

TABLE 71: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)
	2014	2013	2012
Allowance for loan losses – Balance at beginning of year	$2,855	$2,644	$2,314
Provision for credit losses	1,557	1,631	1,795
Write-offs
Canada
Residential mortgages	21	20	18
Consumer instalment and other personal
HELOC	13	18	16
Indirect Auto	207	160	155
Other	234	274	310
Credit card	582	543	335
Total personal	1,057	1,015	834
Real estate
Residential	1	2	3
Non-residential	3	3	4
Total real estate	4	5	7
Total business and government (including real estate)	109	104	108
Total Canada	1,166	1,119	942
United States
Residential mortgages	17	33	42
Consumer instalment and other personal
HELOC	43	65	101
Indirect Auto	232	231	145
Other	79	74	67
Credit card	288	56	50
Total personal	659	459	405
Real estate
Residential	12	16	91
Non-residential	18	59	84
Total real estate	30	75	175
Total business and government (including real estate)	117	191	385
Total United States	776	650	790
Other International
Personal	–	–	–
Business and government	–	–	–
Total other international	–	–	–
Other loans
Debt securities classified as loans	5	11	–
Acquired credit-impaired loans[1],[2]	20	38	112
Total other loans	25	49	112
Total write-offs against portfolio	1,967	1,818	1,844
Recoveries
Canada
Residential mortgages	5	3	4
Consumer instalment and other personal
HELOC	5	2	3
Indirect Auto	138	35	20
Other	60	55	51
Credit card	109	101	46
Total personal	317	196	124
Real estate
Residential	1	1	1
Non-residential	2	1	1
Total real estate	3	2	2
Total business and government (including real estate)	29	28	25
Total Canada	346	224	149
United States
Residential mortgages	10	17	15
Consumer instalment and other personal
HELOC	5	4	6
Indirect Auto	12	64	35
Other	20	22	19
Credit card	60	5	5
Total personal	107	112	80
Real estate
Residential	14	8	8
Non-residential	15	10	13
Total real estate	29	18	21
Total business and government (including real estate)	73	49	57
Total United States	180	161	137
Other International
Personal	–	–	–
Business and government	–	–	–
Total other international	–	–	–
Other loans
Debt securities classified as loans	–	–	–
Acquired credit-impaired loans[1],[2]	7	9	1
Total other loans	7	9	1
Total recoveries on portfolio	533	394	287
Net write-offs	(1,434)	(1,424)	(1,557)
Disposals	–	(41)	–
Foreign exchange and other adjustments	112	46	20
Total allowance for credit losses	3,090	2,856	2,572
Less: Allowance for off-balance sheet positions[3]	62	1	(72)
Allowance for loan losses – Balance at end of year	$3,028	$2,855	$2,644
Ratio of net write-offs in the period to average loans outstanding	0.31%	0.33%	0.39%
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in Note 8 of the Bank’s Consolidated Financial Statements.
3	The allowance for credit losses for off-balance sheet instruments is recorded in Other Liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 115

TABLE 72: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted)
					For the year ended
	October 31, 2014			October 31, 2013			October 31, 2012
		Total	Average		Total	Average		Total	Average
	Average	interest	rate	Average	interest	rate	Average	interest	rate
	balance	expense	paid	balance	expense	paid	balance	expense	paid
Deposits booked in Canada[1]
Non-interest bearing demand deposits	$5,405	$–	–%	$4,050	$–	–%	$4,218	$–	–%
Interest bearing demand deposits	38,443	597	1.55	35,768	443	1.24	34,699	251	0.72
Notice deposits	159,687	421	0.26	144,463	459	0.32	127,564	528	0.41
Term deposits	120,493	1,934	1.61	110,648	2,039	1.84	112,516	2,371	2.11
Total deposits booked in Canada	324,028	2,952	0.91	294,929	2,941	1.00	278,997	3,150	1.13

Deposits booked in the United States
Non-interest bearing demand deposits	6,961	–	–	7,544	–	–	5,742	–	–
Interest bearing demand deposits	1,387	3	0.22	897	3	0.33	504	1	0.20
Notice deposits	196,735	1,059	0.54	170,255	1,222	0.72	149,300	1,243	0.83
Term deposits	74,999	216	0.29	70,034	248	0.35	58,299	256	0.44
Total deposits booked in the United States	280,082	1,278	0.46	248,730	1,473	0.59	213,845	1,500	0.70

Deposits booked in the other international
Non-interest bearing demand deposits	20	–	–	10	–	–	–	–	–
Interest bearing demand deposits	1,803	2	0.11	2,557	6	0.23	2,802	12	0.43
Notice deposits	27	–	–	28	–	–	26	–	–
Term deposits	17,951	81	0.45	9,435	41	0.43	7,912	8	0.10
Total deposits booked in other international	19,801	83	0.42	12,030	47	0.39	10,740	20	0.19
Total average deposits	$623,911	$4,313	0.69%	$555,689	$4,461	0.80%	$503,582	$4,670	0.93%
1	As at October 31, 2014, deposits by foreign depositors in TD's Canadian bank offices amounted to $8 billion (October 31, 2013 – $7 billion, October 31, 2012 – $7 billion).

TABLE 73: DEPOSITS – Denominations of $100,000 or greater[1]
(millions of Canadian dollars)
					As at
	Remaining term to maturity
	Within 3	3 months to	6 months to	Over 12
	months	6 months	12 months	months	Total
	October 31, 2014
Canada	$23,860	$3,411	$13,461	$54,743	$95,475
United States	32,950	13,359	28,012	2,380	76,701
Other international	12,131	1,985	1,446	–	15,562
Total	$68,941	$18,755	$42,919	$57,123	$187,738

	October 31, 2013
Canada	$25,229	$5,196	$8,695	$36,036	$75,156
United States	41,595	15,634	7,974	1,684	66,887
Other international	11,141	4,504	77	18	15,740
Total	$77,965	$25,334	$16,746	$37,738	$157,783

	October 31, 2012
Canada	$32,421	$4,885	$8,524	$26,869	$72,699
United States	27,605	13,537	12,876	1,741	55,759
Other international	8,907	127	17	–	9,051
Total	$68,933	$18,549	$21,417	$28,610	$137,509
1	Deposits in Canada, U.S. and Other international include wholesale and retail deposits.

TABLE 74: SHORT-TERM BORROWINGS
(millions of Canadian dollars, except as noted)
			As at
	October 31	October 31	October 31
	2014	2013	2012
Obligations related to securities sold under repurchase agreements
Balance at year-end	$45,587	$34,414	$38,816
Average balance during the year	57,122	46,234	42,578
Maximum month-end balance	51,703	42,726	40,349
Weighted-average rate at October 31	0.33%	0.43%	0.42%
Weighted-average rate during the year	0.41	0.45	0.58

TD BANK GROUP • 2014 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 116